                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-63030
PROSPECTUS

                                8,000,000 Shares

                           [LOGO OF LANTRONIX, INC.]

                                  Common Stock

--------------------------------------------------------------------------------

Lantronix, Inc. is offering 6,000,000 shares and selling stockholders identified in this prospectus are offering 2,000,000 shares. Lantronix, Inc. will not receive any proceeds from the sale of shares sold by the selling stockholders.

Our common stock is reported on the Nasdaq National Market under the symbol "LTRX." The last reported sale price of our common stock on July 16, 2001 was $9.02 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page 6.

                                                               Per
                                                              Share    Total
                                                              ----- -----------
Public Offering Price........................................ $8.00 $64,000,000
Underwriting Discounts and Commissions....................... $0.46 $ 3,680,000
Proceeds to Lantronix........................................ $7.54 $45,240,000
Proceeds to Selling Stockholders............................. $7.54 $15,080,000

We and a Selling Stockholder have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about July 20, 2001.

--------------------------------------------------------------------------------

Lehman Brothers

              UBS Warburg

                      Needham & Company, Inc.

                                Gerard Klauer Mattison

                                                Fidelity Capital Markets

July 16, 2001

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Forward-Looking Statements..........   16
Use of Proceeds.....................   16
Dividend Policy.....................   16
Price Range of Common Stock.........   16
Capitalization......................   17
Dilution............................   18
Selected Consolidated Financial
 Data...............................   19
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   20
Business............................   29

                                      Page
                                      ----
Management..........................   39
Certain Transactions................   48
Principal and Selling Stockholders..   51
Description of Capital Stock........   53
Shares Eligible for Future Sale.....   55
Underwriting........................   57
Legal Matters.......................   60
Experts.............................   60
Where You Can Find Additional
 Information........................   61
Index to Financial Statements.......  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "Lantronix," "we," "our" and "us" refer to Lantronix, Inc. and its subsidiaries.

                               ----------------

   Our logo, "Device Server," "Device Server Technology," "DSTni," "Lantronix," "Lightwave Communications," and "United States Software Corporation" are trademarks or service marks of Lantronix, Inc. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                                  Our Company

Our Business

   Lantronix designs and markets network-enabling and system management solutions consisting of hardware and software that permit almost any electronic device to be accessed, managed and controlled over the Internet, Intranets or other networks. Our solution includes external and embedded technologies, which are marketed as Device Servers. Our Device Servers are fully integrated systems that contain memory, processors, communication ports, operating systems and software applications. The software used in our Device Servers includes an open standards-based operating system, proprietary protocol stacks which manage complex data and tasks, and applications that can operate with our customers' existing hardware solutions. By using our products, users can gain immediate access to critical information and manage and control devices, which often results in reduced costs and an extension of the utility of new and existing equipment. Our solutions provide network connectivity and system management capabilities to multiple market segments, including industrial, retail, commercial, building and home automation and telecommunications. Our technology is used for applications such as networking routers, medical instruments, manufacturing equipment, bar code scanners, building heating, ventilation and air conditioning, or HVAC systems, elevators, process control equipment, scales, thermostats, security cameras, temperature sensors, card readers and point of sale terminals. Through internally developed products and services and strategic acquisitions, we are continually broadening our suite of network-enabling solutions and system management products. We sell our products directly to end-users through multiple channels, including original equipment manufacturers, or OEMs, systems integrators, distributors and value added resellers, or VARs.

   As a result of our strategy, we have experienced increasing revenue and expanding gross margins. Our net revenues for the nine months ended March 31, 2001 were $38.6 million, an 18.4% increase over the same period last year. Our gross margin increased from 52.1% to 54.9% over the same comparative periods. In addition, our net revenues for the nine months ended March 31, 2001, for the aggregate sales of our Device Server and Multiport Device Server products were $35.6 million, a 44.9% increase over the same period last year.

Our Market

   Electronic devices often lack cost-effective network connectivity. OEMs, system integrators and VARs are increasingly trying to provide products that have network connectivity to their customers' products including point of sale devices, bar code scanners, security systems, elevators, manufacturing equipment and medical instruments. We believe customers want connectivity that will leverage their existing Ethernet and TCP/IP networks, a widely accepted Internet protocol. We also believe that many customers for networking technology continue to move away from custom, wiring-intensive, closed interconnect schemes in favor of networking solutions that are based on open, interoperable, distributed architectures in which the control intelligence resides around the sensors, actuators and other similar network-enabled devices, rather than in a single point of concentration. This network architecture enables users to reduce system operating costs and extend the utility of their networked devices.

Our Solution

   We believe our products provide a solution for our end-users' requirements for intelligent, real-time, flexible remote access and control of electronic devices. We believe our products offer end-users and manufacturers the following key advantages:

  . Fully integrated solutions;

  . Open standards-based architecture;

  . Remote, real-time communication;

  . Integration support; and

  . Improved reliability.

Our Strategy

   Our objective is to be the leading global provider of network-enabling technology and system management solutions. We plan to attain this goal by:

  . Extending existing customer relationships to expand future revenue streams;

  . Targeting strategic acquisitions;

  . Developing new products and services;

  . Acquiring new customers; and

  . Leveraging our application expertise.

Recent Developments

   We have announced or completed several recent acquisitions and investments that have broadened our range of products and customers, including:

   United States Software Corporation. In December 2000, we completed the acquisition of United States Software Corporation, or USSC, a developer of a software operating system, protocol stacks and an application development environment for embedded technology. These software products are used to enhance the network functionality of our existing customers' hardware. The purchase price included 653,846 shares of our common stock and $2.5 million in cash. We also assumed 133,333 stock options issued to USSC employees. In addition, in the event certain performance milestones are achieved, we will deliver up to an additional 1,625,000 shares of our common stock.

   Lightwave Communications. In June 2001, we acquired Lightwave Communications, Inc., or Lightwave, a developer of console management products. These products use our Multiport Device Server Technology and offer high port density networking solutions. The purchase price included 3,428,571 shares of our common stock and $12.0 million in cash. In addition, we assumed 870,513 stock options issued to Lightwave employees. We also paid off approximately $6.7 million of debt to a creditor of Lightwave.

   Premise Systems. In March 2001, we invested $2.0 million in cash in Premise Systems, Inc., a developer of client-side software applications. We expect Premise Systems to develop software applications that may enhance the utility of our networking products. In conjunction with this investment, we also entered into an agreement in which we agreed to acquire Premise Systems in the event a performance milestone is achieved by Premise Systems. This milestone has not been met as of the date of this prospectus and we cannot predict at this time when or whether the acquisition will be completed. If the acquisition is consummated, the purchase price would include up to 1,150,000 shares of our common stock. We would also assume all of the outstanding stock options issued by Premise Systems.

   Synergetic Micro Systems. In May 2001, we entered into a non-binding term sheet with Synergetic Micro Systems Incorporated, or Synergetic, a provider of embedded network communications solutions. We believe Synergetic could expand the capabilities of our embedded products. In the event we were to enter into definitive documentation for this transaction, we would pay a purchase price of $800,000 and would receive approximately 336,700 shares of Synergetic's common stock as well as an option to acquire the remaining equity securities of Synergetic, exercisable prior to December 17, 2001. Upon exercise of the option, we would pay up to an additional $2.5 million and would issue shares of our common stock valued at up to $13.2 million at the time of the closing. In addition, we would assume all of the outstanding options to purchase shares of Synergetic common stock. Because neither we nor Synergetic are obligated to enter into this transaction and the term sheet provides only the basic terms of the proposed transaction, there is a significant chance we will not consummate this transaction.

   See "Business--Recent Acquisitions and Investments" for a more complete description of these transactions.

                                  Our Address

   Our headquarters are located at 15353 Barranca Parkway, Irvine, California 92618, and our telephone number at that location is (949) 453-3990. Our web addresses are www.lantronix.com, www.deviceserver.com, www.ussw.com and www.lightwavecom.com. Information on our websites should not be considered to be part of this prospectus.

                                  The Offering

Common stock offered by Lantronix..  6,000,000 shares
Common stock offered by the selling
 stockholders......................  2,000,000 shares
Common stock to be outstanding
 after this offering...............  49,218,582 shares
Use of proceeds....................  We plan to use the proceeds received by us in this offering for strategic
                                     acquisitions and investments, working
                                     capital, general corporate purposes and
                                     other operating expenses, including
                                     research and development and expansion of
                                     our sales and market organizations. See
                                     "Use of Proceeds."
Nasdaq National Market symbol......  LTRX

   Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

   Except as otherwise indicated, the total number of shares of common stock outstanding after the offering excludes:

  . 4,231,227 shares of common stock issuable upon the exercise of outstanding stock options as of June 8, 2001, at a weighted average exercise price of $3.94 per share, of which options for 1,015,953 shares were exercisable at a weighted average exercise price of $2.44 per share;

  . 1,354,038 shares of common stock reserved for future issuance as of June
    8, 2001, under our 2000 Stock Plan and 2000 Employee Stock Purchase Plan;
    and

  . 1,625,000 shares of common stock issuable to USSC stockholders in the event certain performance milestones relating to the USSC acquisition are achieved by USSC.

                      Summary Consolidated Financial Data

   The summary consolidated financial information set forth below is derived from our consolidated financial statements. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, pro forma financial information and the related notes included elsewhere in this prospectus. The pro forma consolidated statement of operations data for the year ended June 30, 2000, and for the nine months ended March 31, 2001, summarized below, reflect the acquisitions of USSC, completed in December 2000, and Lightwave, completed in June 2001, as if they had occurred on July 1, 1999. The pro forma consolidated balance sheet data as of March 31, 2001, reflect the acquisition of Lightwave as if the acquisition had occurred on March 31, 2001. The pro forma basic and diluted share data reflect the shares issued to acquire USSC and Lightwave as if they were outstanding for the periods presented. The pro forma consolidated information is intended for informational purposes only and is not necessarily indicative of the future financial position or our future results of operations after the acquisitions of USSC and Lightwave, or of the financial position or results of operations of Lantronix that would have actually occurred had the acquisitions of USSC and Lightwave been effected on July 1, 1999. The pro forma as adjusted balance sheet data as of March 31, 2001, also reflect the application of the net proceeds from the sale of the shares of common stock offered by us in this offering at the offering price of $8.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses. See "Capitalization."

                                                                   Nine Months Ended
                                 Year Ended June 30,                   March 31,
                          ------------------------------------ ---------------------------
                           1998     1999          2000          2000          2001
                          -------  -------  ------------------ -------  ------------------
                                            Actual   Pro Forma          Actual   Pro Forma
                                            -------  ---------          -------  ---------
                                     (In thousands, except per share data)
Consolidated Statement of
 Operations Data:
Net revenues............  $28,300  $32,980  $44,975   $62,091  $32,631  $38,628   $55,321
Cost of revenues........   16,812   16,824   21,500    27,457   15,644   17,421    23,515
Gross profit............   11,488   16,156   23,475    34,634   16,987   21,207    31,806
Gross profit as a
 percentage of net
 revenues...............     40.6%    49.0%    52.2%     55.8%    52.1%    54.9%     57.5%
Amortization of
 goodwill...............      --       --       --      7,203      --       289     6,268
Stock-based
 compensation...........      --       --     1,119     2,412      587    2,185     3,154
Total operating
 expenses...............    9,627   12,383   21,862    37,300   14,821   23,019    36,768
Income (loss) from
 operations.............    1,861    3,773    1,613    (2,666)   2,166   (1,812)   (4,962)
Net income (loss).......    1,303    2,786    1,055    (4,455)   1,135     (172)   (4,311)
Earnings (loss) per
 share:
 Basic..................  $  0.05  $  0.10  $  0.04   $ (0.13) $  0.04  $ (0.00)  $ (0.11)
 Diluted................     0.05     0.10     0.03     (0.13)    0.03    (0.00)    (0.11)
Weighted average shares:
 Basic..................   25,207   26,977   29,274    33,356   28,870   36,015    39,879
 Diluted................   25,443   28,880   34,178    33,356   33,293   36,015    39,879

Net revenues by product
 family:
 Device servers.........           $11,595  $24,208            $17,043  $25,668
 Multiport device
  servers...............             9,146   10,911              7,520    9,920
 Print servers and
  other.................            12,239    9,856              8,068    3,040
                                   -------  -------            -------  -------
 Total net revenues.....           $32,980  $44,975            $32,631  $38,628
                                   =======  =======            =======  =======

                                                     As of March 31, 2001
                                                 -----------------------------
                                                                    Pro Forma
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $22,117 $  5,803   $ 50,043
Short-term investments..........................  21,496   21,496     21,496
Working capital.................................  57,390   47,307     91,547
Goodwill and intangible assets, net.............   7,989   50,327     50,327
Total assets....................................  83,128  118,180    162,420
Capital lease obligations, net of current
 portion........................................      80       80         80
Retained earnings...............................   8,257    8,257      8,257
Total stockholders' equity......................  73,539  106,039    150,279

                                  RISK FACTORS

   Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         Risks Related to Our Business

Variations in quarterly operating results, due to factors including changes in demand for our products and changes in our mix of net revenues, could cause our stock price to decline.

   Our quarterly net revenues, expenses and operating results have varied in the past and might vary significantly from quarter to quarter in the future. We therefore believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future net revenues. If we were to experience a reduction in net revenues in a quarter, we would likely be unable to adjust our short-term expenditures. If this were to occur, our operating results for that quarter would be harmed. If our operating results in future quarters fall below the expectations of market analysts and investors, the price of our common stock would likely fall. Other factors that might cause our operating results to fluctuate on a quarterly basis include:

  . changes in the mix of net revenues attributable to higher-margin and lower-margin products;

  . customers' decisions to defer or accelerate orders;

  . variations in the size or timing of orders for our products;

  . short-term fluctuations in the cost or availability of critical components, such as flash memory;

  . changes in demand for our products generally;

  . loss of significant customers;

  . announcements or introductions of new products by our competitors;

  . defects and other product quality problems; and

  . changes in demand for devices that incorporate our connectivity products.

If we make unprofitable acquisitions or are unable to successfully integrate any acquisition, our business could suffer.

   We have in the past and intend to continue in the future to acquire businesses, client lists, products or technologies that we believe complement or expand our existing business. In October 1998, we acquired ProNet GmbH, a German supplier of industrial application Device Server Technology. In December 2000, we acquired USSC, a company that provides software solutions for use in embedded technology applications. In June 2001, we acquired Lightwave, a company that provides console management solutions. We have also announced that we may acquire Premise Systems, a developer of client-side software applications, and Synergetic, a provider of embedded network communications solutions. Acquisitions of this type involve a number of risks, including:

  . difficulties in assimilating the operations and employees of acquired companies;

  . diversion of our management's attention from ongoing business concerns;

  . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

  . additional expense associated with amortization of acquired assets;

  . maintenance of uniform standards, controls, procedures and policies; and

  . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

   Any acquisition or investment could result in the incurrence of debt and the loss of key employees. Moreover, we may make adjustments to the reserves and other accounting practices of the companies to conform to our own practices, and we often assume specified liabilities of the companies we acquire. We may not be able to determine appropriate accounting adjustments for some period after we complete an acquisition, and significant reserves from acquisitions could adversely affect the price of our stock. Liabilities such as environmental and tort liabilities if any, are difficult or impossible to quantify. If we do not receive adequate indemnification for these liabilities our business may be harmed. In addition, acquisitions are likely to result in a dilutive issuance of equity securities. For example, we issued common stock and assumed options to acquire our common stock in connection with our acquisitions of USSC and Lightwave. We cannot assure you that any acquisitions or acquired businesses, client lists, products or technologies associated therewith will generate sufficient net revenues to offset the associated costs of the acquisitions or will not result in other adverse effects. Moreover, from time to time we may enter into negotiations for the acquisition of businesses, client lists, products or technologies, but be unable or unwilling to consummate the acquisition under consideration. This could cause significant diversion of managerial attention and out of pocket expenses to us. We could also be exposed to litigation as a result of an unconsummated acquisition, including claims that we failed to negotiate in good faith, misappropriated confidential information or other claims.

We intend to continue to devote significant resources to our research and development which, if not successful, could cause a decline in our revenues and could harm our business.

   We intend to continue to devote significant resources to research and development in the coming years to enhance and develop additional products. For the nine months ended March 31, 2001, we spent $3.2 million on research and development, which comprised 8.4% of our net revenues. Over the next two years we intend to substantially increase our research and development expenditures, including planned increases in personnel, material costs and depreciation resulting from higher expenditures. If we are unable to develop new products as a result of this effort, or if the products we develop are not successful, our business could be harmed. Even if we do develop new products that are accepted by our target markets, the net revenues from these products might not be sufficient to justify our investment in research and development.

Net revenues from our legacy products, which include our Print Servers, switches, hubs and other products, have decreased significantly and we expect that net revenues from these lines of products will continue to decline in the future as we focus our efforts on the development of other product lines.

   Since 1993, net revenues from our legacy products have accounted for a significant portion of our net revenues but have declined significantly recently. For example, for the year ended June 30, 1999, net revenues from our legacy products were $12.2 million or 37.1% of our net revenues, compared to $9.9 million or approximately 21.9% of our net revenues for the year ended June 30, 2000. For the nine months ended March 31, 2000, net revenues from our legacy products were $8.1 million or 24.7% of our net revenues compared to $3.0 million or 7.9% of our net revenues for the nine months ended March 31, 2001. We anticipate that net revenues from our legacy products will continue to decline in the future as we plan to continue to focus on the development of our current Device Server product line, which we introduced in mid-1998. We do not know if this transition in product development will be successful. We do not know whether our new product line will be accepted by our current and future target markets to the extent we anticipate. If the expected decline in net revenues attributable to our legacy products is not offset by increases in net revenues from our Device Server line of products, our business would be harmed.

There is a risk that our OEM customers will develop their own internal expertise in network-enabling products, which could result in reduced sales of our products.

   For most of our existence we primarily sold our products to VARs, system integrators and OEMs. Although we intend to continue to use all of these sales channels, we have begun to focus more heavily on selling our products to OEMs. Selling products to OEMs involves unique risks, including the risk that OEMs will develop internal expertise in network-enabling products or will otherwise provide network functionality to their products without using our Device Server Technology. If this were to occur, our stock price could decline in value and you could lose part or all of your investment.

We might be unable to manage our growth, and if we cannot do so, our business would be harmed.

   Our business has grown rapidly. At March 31, 1999, we had 77 employees and as of March 31, 2000, we had 128 employees. As of March 31, 2001, we had 197 employees. In addition, we have experienced expansion in our manufacturing and shipping requirements, our product lines and our customer base. This rapid expansion has placed significant strain on our administrative, operational and financial resources. These changes have increased the complexity of managing our company. Our current systems, management and other resources will need to grow rapidly in order to meet the demands of any future growth. If we are unable to successfully expand and improve our systems as required, or if we are otherwise unable to manage any future growth, our business will be harmed.

New product introductions and pricing strategies by our competitors could adversely affect our ability to sell our products and could reduce our market share or result in pressure to reduce the price of our products.

   The market for our products is intensely competitive, subject to rapid change and is significantly affected by new product introductions and the pricing strategies of our competitors. We face competition primarily from companies that network-enable devices, companies in the automation industry, and companies with significant networking expertise and research and development resources. Our competitors might offer new products with features or functionality that are equal to or better than our products. In addition, since we offer an open architecture, our customers could develop products based on our technology that compete with our offerings. We might not have sufficient engineering staff or other required resources to modify our products to match our competitors. Similarly, competitive pressure could force us to reduce the price of our products. In each case, we could lose new and existing customers to our competition. If this were to occur, our net revenues could decline and our business could be harmed. See "Competition."

We primarily depend on three third-party manufacturers to manufacture all of our products, which reduces our control over the manufacturing process. If these manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed and our stock price could decline.

  We primarily outsource all of our manufacturing to three third-party manufacturers, APW, Inc., Irvine Electronics and Express Manufacturing. We have only recently entered into relationships with APW, Inc. and Irvine Electronics, and we intend to transition a significant portion of our workload to these manufacturers during approximately the next six months. Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

  . reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

  . lack of guaranteed production capacity or product supply; and

  . reliance on third-party manufacturers to maintain competitive manufacturing technologies.

   Our agreements with these manufacturers provide for services on a purchase-order basis. If our manufacturers were to become unable or unwilling to continue to manufacture our products in required volumes, at acceptable quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. We may also experience unforeseen problems as we attempt to transition a significant portion of our manufacturing requirements to APW, Inc. and Irvine Electronics. We do not have a significant operating history with either of these entities and if these entities are unable to provide us with satisfactory service, or we are unable to successfully complete the transition, our operations could be interrupted. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity on a timely basis, or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenues would harm our business. In addition, we are responsible for forecasting the demand for our individual products by regional location. These forecasts are used by our contract manufacturers to procure raw materials and manufacture finished goods. If we forecast demand too high, we may invest too much cash in inventory and we may be forced to take a write-down of our inventory balance which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay expedite charges which would increase our cost of sales or we may be unable to fulfill customer orders thus reducing net revenues and therefore earnings.

Inability or delays in deliveries from our component suppliers could damage our reputation and could cause our net revenues to decline and harm our results of operations.

   We and our contract manufacturers are responsible for procuring raw materials for our products. Our products incorporate components or technologies that are only available from single or limited sources of supply. In particular, some of our integrated circuits are available from a single source. From time to time in the past, integrated circuits we use in our products have been phased out of production. When this happens, we attempt to purchase sufficient inventory to meet our needs until a substitute component can be incorporated into our products. Nonetheless, we might be unable to purchase sufficient components to meet our demands, or we might incorrectly forecast our demands, and purchase too many or too few components. In addition, our products use components that have in the past been subject to market shortages and substantial price fluctuations. For example, the price of flash memory, a component used in our products, has fluctuated significantly. From time to time, we have been unable to meet our orders because we were unable to purchase necessary components for our products. We rely on a number of different component suppliers. For example, during the month of May 2001, there were approximately 12 suppliers from which we purchased more than $25,000 of components. Because we do not have long-term supply arrangements with any vendor to obtain necessary components or technology for our products, if we are unable to purchase components from these suppliers, product shipments could be prevented or delayed, which could result in a loss of sales. If we are unable to meet existing orders or to enter into new orders because of a shortage in components, we will likely lose net revenues and risk losing customers and harming our reputation in the marketplace.

If a major customer cancels, reduces, or delays purchases, our net revenues might decline and our business could be adversely affected.

   For the nine months ended March 31, 2001, our three largest customers, each of whom are distributors, accounted for 36.3% of our net revenues. Our top five customers accounted for 41.1% and our top ten customers accounted for 49.7% of our net revenues for the nine months ended March 31, 2001. Ingram Micro accounted for 14.3% and Tech Data accounted for 10.7% of our net revenues for the nine months ended March 31, 2001. Ingram Micro and Tech Data are domestic distributors of our products. transtec AG, a major international customer, accounted for 11.3% of our net revenues as well as a significant portion of our accounts receivable for the nine months ended March 31, 2001. Bernhard Bruscha, our Chairman of the Board, is the majority stockholder and Chief Executive Officer of transtec AG. The number and timing of sales to our distributors have been difficult for us to predict. In the nine months ended March 31, 2001, large individual sales to the distributors, as well as sales to other customers, have occurred in the last weeks or even days of a quarter, which has resulted in a substantial portion of the net revenues for that quarter being realized in the last month of the quarter. The loss or deferral of one or more significant sales in a quarter could harm our operating results. We have in the past, and might in the future, lose one or more major customers. If we fail to continue to sell to our major customers in the quantities we anticipate, or if any of these customers terminate our relationship, our reputation, the perception of our products and technology in the marketplace and the growth of our business could be harmed. The demand for our products from our OEM, VAR and systems integrator customers depends primarily on their ability to successfully sell their products that incorporate our Device Server Technology. Our sales are usually completed on a purchase order basis and we have no long-term purchase commitments from our customers.

   Our future success also depends on our ability to attract new customers, which often involves an extended process. The sale of our products often involves a significant technical evaluation, and we often face delays because of our customers' internal procedures used to evaluate and deploy new technologies. For these and other reasons, the sales cycle associated with our products is typically lengthy, often lasting six to nine months and sometimes longer. Therefore, if we were to lose a major customer, we might not be able to replace the customer on a timely basis or at all. This would cause our net revenues to decrease and could cause the price of our stock to decline.

The average selling prices of our products might decrease, which could reduce our gross margins.

   In the past, we have experienced some reduction in the average selling prices of products and we expect that this will continue for our products as they mature. For example, for the nine months ended March 31, 2001, compared to the nine months ended March 31, 2000, embedded Device Servers' average selling prices have decreased 12.2%, external Device Servers' average selling prices have decreased 10.9% and Print Server average selling prices have decreased 7.3%. In the future, we expect competition to increase, and we anticipate this could result in additional pressure on our pricing. In addition, our average selling prices for our products might decline as a result of other reasons, including promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. Average selling prices and gross margins for our products also might decline as the products mature in their life cycles. In addition, we might not be able to increase the price of our products in the event that the price of components or our overhead costs increase. If this were to occur, our gross margins would decline.

We might become involved and are currently involved in litigation over proprietary rights, which could be costly and time consuming.

   Substantial litigation regarding intellectual property rights exists in our industry. There is a risk that third-parties, including current and potential competitors, current developers of our intellectual property, our manufacturing partners, or parties with which we have contemplated a business combination will claim that our products, or our customers' products, infringe on their intellectual property rights or that we have misappropriated their intellectual property. In addition, software, business processes and other property rights in our industry might be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Other parties might currently have, or might eventually be issued, patents that the proprietary rights we use infringe. Any of these third parties might make a claim of infringement against us. From time to time we have received letters claiming that our products infringe upon patents or other intellectual property of third-parties. In July 2001, Digi International, Inc. filed a lawsuit against us in the United States District Court for the District of Minnesota alleging that our multiport device servers, specifically our ETS line of products, when coupled with our Comm Port Redirector software infringe a patent held by Digi. Digi alleges that our infringement has been willful and intentional, and its complaint seeks injunctive relief as well as unspecified damages, treble damages, attorneys fees, interest and costs. We believe we have meritorious defenses to Digi's lawsuit and we intend to vigorously defend our position in the appropriate venue. Although we believe that the claims or any litigation arising therefrom will have no material impact on us or our business, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. The litigation process is inherently uncertain and we may not prevail. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. The Digi litigation will likely divert the efforts and attention of some of our key management and technical personnel. Should the outcome of the litigation be adverse to us, we would be required to pay monetary damages to Digi and we could be enjoined from selling those of our products found to infringe Digi's patent unless and until we are able to negotiate a license from Digi. A license may not be available on acceptable terms or at all. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be harmed. This litigation, or other similar litigation brought by us or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, from time to time we could encounter other disputes over rights and obligations concerning intellectual property. We cannot assume that we will prevail in intellectual property disputes regarding infringement, misappropriation or other disputes. Litigation in which we are accused of infringement or misappropriation might cause a delay in the introduction of new products, require us to develop non-infringing technology, require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all, or require us to pay substantial damages, including treble damages if we are held to have willfully infringed. In addition, we have obligations to indemnify certain of our customers under some circumstances for infringement of third-party intellectual property rights. If any claims from third-parties were to require us to indemnify customers under our agreements, the costs could be substantial, and our business could be harmed. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

Because we are dependent on international sales for a substantial amount of our net revenues, we face the risks of international business and associated currency fluctuations, which might adversely affect our operating results.

   Net revenues from international sales represented 34.4% of net revenues for the nine months ended March 31, 2000 and 32.5% of net revenues for the nine months ended March 31, 2001. Net revenues from Europe represented 29.4% of our net revenues for the nine months ended March 31, 2000, and 28.2% of our net revenues for the nine months ended March 31, 2001.

   We expect that international revenues will continue to represent a significant portion of our net revenues in the foreseeable future. Doing business internationally involves greater expense and many additional risks. For example, because the products we sell abroad and the products and services we buy abroad are priced in foreign currencies, we are affected by fluctuating exchange rates. In the past, we have from time to time lost money because of these fluctuations. We might not successfully protect ourselves against currency rate fluctuations, and our financial performance could be harmed as a result. In addition, we face other risks of doing business internationally, including:

  . unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

  . reduced protection for intellectual property rights in some countries;

  . differing labor regulations;

  . compliance with a wide variety of complex regulatory requirements;

  . changes in a country's or region's political or economic conditions;

  . greater difficulty in staffing and managing foreign operations; and

  . increased financial accounting and reporting burdens and complexities.

   Our international operations require significant attention from our management and substantial financial resources. We do not know whether our investments in other countries will produce desired levels of net revenues or profitability.

Our executive officers and technical personnel are critical to our business, and without them we might not be able to execute our business strategy.

   Our financial performance depends substantially on the performance of our executive officers and key employees. For example, we are dependent on Frederick G. Thiel, who serves as our President and Chief Executive Officer, and Steven V. Cotton, who serves as our Chief Operating Officer and Chief Financial Officer. We are also dependent upon our technical personnel, due to the specialized technical nature of our business. If we lose the services of Mr. Thiel, Mr. Cotton or any of our other key personnel and are not able to find replacements in a timely manner, our business could be disrupted, other key personnel might decide to leave, and we might incur increased operating expenses associated with finding and compensating replacements.

Business interruptions, including electrical blackouts in the state of California, could adversely affect our business.

   Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in the State of California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities.

We might be unable to hire and retain the skilled personnel necessary to develop our operations, sales, technical and support capabilities in order to continue to grow, which could harm our business.

   Our business cannot continue to grow if we do not hire and retain qualified technical personnel. Competition for these individuals is intense, and we might not be able to attract, assimilate or retain highly qualified technical personnel in the future. In addition, we need to continue to hire and retain operations, sales and support personnel. Our failure to attract and retain highly trained personnel in these areas might limit the rate at which we can grow, which would harm our business.

The market for our products is new and rapidly evolving. If we are not able to develop or enhance our products to respond to changing market conditions, our net revenues will suffer.

   Our future success depends in large part on our ability to continue to enhance existing products, lower product cost and develop new products that maintain technological competitiveness. The demand for network-enabled products is relatively new and can change as a result of innovations or changes. For example, industry segments might adopt new or different standards, giving rise to new customer requirements. Any failure by us to develop and introduce new products or enhancements directed at new industry standards could harm our business, financial condition and results of operations. These customer requirements might or might not be compatible with our current or future product offerings. We might not be successful in modifying our products and services to address these requirements and standards. For example, our competitors might develop competing technologies based on Internet Protocols, Ethernet Protocols or other protocols that might have advantages over our products. If this were to happen, our revenue might not grow at the rate we anticipate, or could decline.

Undetected product errors or defects could result in loss of net revenues, delayed market acceptance and claims against us.

   We currently offer warranties ranging from 90 days to five years on each of our products. Our products could contain undetected errors or defects. If there is a product failure, we might have to replace all affected products without being able to book revenue for replacement units, or we may have to refund the purchase price for the units. Because of our recent introduction of our line of Device Servers, we do not have a long history with which to assess the risks of unexpected product failures or defects for this product line. Regardless of the amount of testing we undertake, some errors might be discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in loss of net revenues and claims against us. Significant product warranty claims against us could harm our business, reputation and financial results and cause the price of our stock to decline.

Our intellectual property protection might be limited.

   We generally do not rely on patents to protect our proprietary rights. We do rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Despite any precautions that we have taken:

  . laws and contractual restrictions might not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

  . other companies might claim common law trademark rights based upon use of marks that precede the registration of our marks;

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we might be unable to determine the extent of this unauthorized use;

  . current federal laws that prohibit software copying provide only limited protection from software "pirates"; and

  . the companies we acquire may not have taken similar precautions to protect their proprietary rights.

   Also, the laws of other countries in which we market our products might offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which could significantly harm our business.

If our agreement with Gordian, Inc. is terminated, we could lose the rights to valuable intellectual property.

   Pursuant to an agreement dated February 29, 1989, between us and Gordian, Inc., Gordian developed intellectual property used in our Micro Serial Server, or MSS, Print Servers and ETS and LRS lines of Multiport Device Server products. These products represent a substantial portion of our net revenues. Under the terms of this agreement Gordian owns the rights to the intellectual property developed by it but has agreed that for the term of the agreement it will not develop products for any other party that will directly compete with a product Gordian developed for us. The agreement with Gordian currently provides that we are required to pay royalties based on the gross margin of products sold under the agreement. For the year ended June 30, 2000, we paid Gordian $2.2 million in royalties and for the nine months ended March 31, 2001, we paid Gordian $1.6 million in royalties. Our products incorporating technology developed by Gordian, excluding our MSS products, represented 43.7% of our net revenues for the year ended June 30, 2000, and 38.0% of our net revenues for the nine months ended March 31, 2001. In the event that the Gordian agreement is terminated, we could lose our rights to the intellectual property developed under the Gordian agreement and this might prevent us from marketing some or all of our MSS line of products in the future. If the Gordian contract is cancelled, we could lose customers and net revenues, which would harm our business.

The amortization of deferred stock-based compensation will negatively affect our operating results.

   We have recorded deferred stock-based compensation in connection with the grant of stock options to employees where the option exercise price is less than the estimated fair value of the underlying shares of common stock as determined for financial reporting purposes. We have recorded deferred stock-based compensation within stockholders' equity of $10.9 million at March 31, 2001, which is being amortized over the vesting period of the related stock options, which is generally four years. A balance of $7.2 million remains at March 31, 2001 and will be amortized as follows: $732,000 in the remainder of fiscal 2001, $2.8 million in fiscal 2002, $1.8 million in fiscal 2003, $1.4 million in fiscal 2004, $307,000 in fiscal 2005 and $153,000 in fiscal 2006.

   The amount of stock-based compensation in future periods will increase if we grant stock options where the exercise price is less than the estimated fair value of the underlying shares. The amount of stock based compensation amortization in future periods could decrease if options for which accrued, but unvested compensation has been recorded are forfeited.

                         Risks Related to this Offering

Our stock price might be volatile and you might not be able to resell your shares at or above the price you have paid.

   If you purchase shares of common stock, you might not be able to resell those shares at or above the price you have paid. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

  . actual or anticipated fluctuations in our annual and quarterly operating results;

  . changes in market valuations of other technology companies;

  . changes in financial estimates by securities analysts;

  . variations in our operating results, which could cause us to fail to meet analysts' or investors' expectations;

  . announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future sale of equity or debt securities; and

  . general economic, industry and market conditions.

   In addition, the stock market, and the stock of technology companies in particular, has experienced extreme volatility that often has been unrelated to the performance of these companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were involved in securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Because some existing stockholders will together own a majority of our stock, the voting power of other stockholders, including purchasers in this offering, might be limited.

   After this offering, it is anticipated that our officers, directors, and five percent or greater stockholders will beneficially own or control, directly or indirectly, approximately 51% of our shares of common stock. One individual, Bernhard Bruscha, will own approximately 42% of our common stock after this offering. As a result, if some of these existing stockholders choose to act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combinations. This might delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities might have interests different from yours. For example, they might be more interested than other investors in selling our company or pursuing different business strategies. For additional information on the calculation of these percentages, see "Principal and Selling Stockholders."

Future sales of our common stock in the public market could depress our stock price.

   Our common stock began trading on the Nasdaq National Market on August 4, 2000. To date there have been a limited number of shares trading in the public market. This offering will result in additional shares being available on the open market. In addition, our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Moreover, in the event we are successful in acquiring additional businesses, client lists, products or technologies, we are likely to pay for these acquisitions, in whole or in part, with additional common stock. In connection with acquisitions we might issue or assume options to acquire our stock, and the exercise price of these options might be above or below the price of our stock. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a further discussion of shares that might be sold in the public market in the future.

We might be unable to meet our future capital requirements, and if we issue additional equity securities to raise capital, our stockholders could experience additional dilution.

   We might be required to seek additional funding to meet our capital requirements, particularly if we continue to acquire businesses, products or technologies. If we are required to raise additional funds, we might not be able to do so on favorable terms, if at all. In addition, if we issue new equity securities, stockholders might experience dilution or the holders of new equity securities might have rights, preferences or privileges senior to those of existing holders of common stock. If we are unable to raise additional capital on acceptable terms, we might not be able to develop or enhance our products, take advantage of future opportunities, or respond to clients and competition.

You will experience immediate and substantial dilution in the book value of your shares.

   The price for each share in the this offering is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $5.96 in the book value of our common stock from the price you pay for our common stock, based on the offering price of $8.00 per share. For additional information on this calculation, see "Dilution."

Provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.

   Our board of directors has the authority to issue up to five million shares of preferred stock. Our board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock might delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders could be adversely affected. The issuance of preferred stock might result in the loss of voting control to other stockholders. We have no plans to issue any shares of preferred stock.

   Our charter documents also contain other provisions that might discourage, delay or prevent a merger or acquisition, including:

  . only one of the three classes of directors is elected each year;

  . our stockholders have limited rights to remove directors without cause;

  . our stockholders have no right to act by written consent;

  . our stockholders have limited rights to call a special meeting of stockholders; and

  . stockholders must comply with advance notice requirements to nominate directors or submit proposals for consideration at stockholder meetings.

   These provisions could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions might prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions might also prevent changes in our management.

We have broad discretion in how we use the proceeds of this offering, and we might not use these proceeds effectively.

   Our management has broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. For example, we intend to use a portion of the proceeds to acquire complementary businesses or technologies. These acquisitions could prove to be unprofitable and harm our business. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in short-term, interest-bearing securities.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements concerning conditions in our industry and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies and our product development efforts. We use words like "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward-looking statements. Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward-looking statements might not actually occur.

                                USE OF PROCEEDS

   We will not receive any proceeds from shares sold by the selling stockholders in this offering. We expect to receive proceeds of approximately $44.2 million from the sale of 6,000,000 shares of common stock at an offering price of $8.00 per share, after deducting the underwriting discounts and our estimated offering expenses. The principal reasons for the offering are to provide capital to make strategic acquisitions and investments and to provide working capital for future operations. We intend to use a significant amount of the net proceeds to make strategic acquisitions of or investments in other companies, technology or products that complement our business. We also intend to use the proceeds for other general corporate purposes, including research and development and expansion of our sales and marketing organizations. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   Our common stock began trading publicly on the Nasdaq National Market under the symbol LTRX on August 4, 2000. Prior to that time there was no public market for our common stock. The following table shows the high and low per share closing prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

Fiscal 2001                                                        High   Low
-----------                                                       ------ -----
First Quarter (beginning August 4, 2000 through September 30,
 2000)........................................................... $10.75 $6.75
Second Quarter (through December 31, 2000).......................   8.75  4.69
Third Quarter (through March 31, 2001)...........................   9.25  4.50
Fourth Quarter (through June 30, 2001)...........................  10.30  5.06

   On July 16, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $9.02 per share. As of June 12, 2001, there were approximately 57 holders of record of the common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2001:

  .  on an actual basis;

  . pro forma to reflect the acquisition of Lightwave as if the acquisition completed in June 2001 had occurred on March 31, 2001; and

  . as adjusted to reflect our sale of 6,000,000 shares of common stock offered by Lantronix at an offering price of $8.00 per share and our application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses.

   See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements, pro forma financial information and notes thereto included elsewhere in this prospectus and should be read in conjunction with such consolidated financial statements, pro forma financial information and notes.

                                                     As of March 31, 2001
                                                 ------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                 -------  --------  -----------
                                                  (in thousands, except per
                                                         share data)
Cash, cash equivalents and short term
 investments.................................... $43,613  $ 27,299   $ 71,539
                                                 =======  ========   ========
Capital lease obligations, net of current
 portion........................................ $    80  $     80   $     80
Stockholder's equity:
  Preferred stock, $0.0001 par value; 5 million
   shares authorized; no shares issued and
   outstanding..................................     --        --         --
  Common stock, $0.0001 par value; 200 million
   shares authorized; 39,669,479 shares issued
   and outstanding, actual; 43,098,050 shares
   issued and outstanding, pro forma;
   49,098,050 shares issued and outstanding, pro
   forma as adjusted............................       4         4          5
  Additional paid-in capital....................  73,253   109,227    153,466
  Employee notes receivable.....................    (804)     (804)      (804)
  Deferred stock-based compensation.............  (7,154)  (10,628)   (10,628)
  Retained earnings.............................   8,257     8,257      8,257
  Accumulated other comprehensive loss..........     (17)      (17)       (17)
                                                 -------  --------   --------
    Total stockholders' equity..................  73,539   106,039    150,279
                                                 -------  --------   --------
      Total capitalization...................... $73,619  $106,119   $150,359
                                                 =======  ========   ========

   This table does not include:

  . 4,231,227 shares of common stock issuable upon the exercise of outstanding stock options as of June 8, 2001, at a weighted average exercise price of $3.94 per share, of which options for 1,015,953 shares were exercisable at a weighted average exercise price of $2.44 per share;

  . 1,354,038 shares in the aggregate reserved for future issuance as of June 8, 2001, under our 2000 Stock Plan and 2000 Employee Stock Purchase Plan; and

  . 1,625,000 shares of common stock issuable to USSC stockholders in the event certain performance milestones relating to the USSC are achieved by USSC.

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 2001, after giving effect to the acquisition of Lightwave as if it had occurred on March 31, 2001, was $55.7 million, or $1.29 per share of common stock. Pro forma net tangible book value per share is calculated by subtracting our pro forma total liabilities from our pro forma total tangible assets, which equals pro forma total assets less pro forma goodwill and intangible assets, and dividing this amount by the pro forma number of shares of common stock outstanding as of March 31, 2001. After giving effect to our sale of 6,000,000 shares of common stock offered in this offering at an offering price of $8.00 per share and the application of the estimated net proceeds from this offering, our pro forma as adjusted net tangible book value as of March 31, 2001, would have been $100.0 million, or $2.04 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $0.75 per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $5.96 per share to new investors. The following table illustrates this per share dilution:

Offering price per share..........................................        $8.00
Pro forma net tangible book value per share as of March 31, 2001..  $1.29
Increase per share attributable to new investors..................   0.75
                                                                    -----
Pro forma as adjusted net tangible book value per share after
 offering.........................................................         2.04
                                                                          -----
Dilution per share to new investors...............................        $5.96
                                                                          =====

   The following table and discussion summarizes, on a pro forma basis, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, in each case based upon the number of shares of common stock outstanding as of March 31, 2001, adjusted to reflect 3,428,571 shares of common stock issued in connection with our acquisition of Lightwave.

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 43,098,050   87.8% $ 62,381,000   56.5%   $1.45
New Investors.................  6,000,000   12.2    48,000,000   43.5     8.00
                               ----------  -----  ------------  -----
Total......................... 49,098,050  100.0% $110,381,000  100.0%
                               ==========  =====  ============  =====

   Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 41,098,050 or approximately 83.7%. If the underwriters' over-allotment option is exercised in full the number of shares of common stock held by existing stockholders will be reduced to 40,798,050 shares or approximately 81.6%. The number of shares held by purchasers in this offering will be 8,000,000 or approximately 16.3% and 9,200,000 shares or approximately 18.4%, if the underwriters' over-allotment option is exercised in full. See "Principal and Selling Stockholders" on page 51 for information regarding the number of shares and percentage of our stock held by our largest stockholders, officers and directors before and after this offering. The foregoing discussion and tables assume no exercise of any outstanding stock options. The exercise of stock options having an exercise price less than the offering price would increase the dilutive effect to new investors. See "Capitalization."

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 1998, 1999 and 2000, and the balance sheet data as of June 30, 1999 and 2000, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 1996 and 1997 and for the nine months ended March 31, 2000, and the balance sheet data as of June 30, 1996, 1997 and 1998, are derived from the audited consolidated financial statements not included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended March 31, 2001 and the balance sheet data as of March 31, 2001 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited consolidated financial statements on substantially the same basis as the audited consolidated financial statements and, in our opinion, they include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for this period. The historical results are not necessarily indicative of results to be expected for future periods.

                                                                         Nine Months
                                    Year Ended June 30,                Ended March 31,
                          -------------------------------------------  ----------------
                           1996     1997     1998     1999     2000     2000     2001
                          -------  -------  -------  -------  -------  -------  -------
                               (In thousands except per share data)
Consolidated Statement
 of Operations Data:
Net revenues............  $40,252  $30,680  $28,300  $32,980  $44,975  $32,631  $38,628
Cost of revenues........   27,463   20,430   16,812   16,824   21,500   15,644   17,421
                          -------  -------  -------  -------  -------  -------  -------
Gross profit............   12,789   10,250   11,488   16,156   23,475   16,987   21,207
                          -------  -------  -------  -------  -------  -------  -------
Operating expenses:
 Selling, general and
  administrative........    9,674    7,455    7,857    9,768   17,557   11,904   17,302
 Research and
  development...........    3,770    2,471    1,770    2,615    3,186    2,330    3,243
 Amortization of
  goodwill..............      --       --       --       --       --       --       289
 Stock-based
  compensation..........      --       --       --       --     1,119      587    2,185
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............   13,444    9,926    9,627   12,383   21,862   14,821   23,019
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) from
 operations.............     (655)     324    1,861    3,773    1,613    2,166   (1,812)
Minority interest.......      --       --       --       (30)     (49)     (49)     --
Interest and other
 income (expense), net..       18     (159)      (4)     141      140       99    1,640
                          -------  -------  -------  -------  -------  -------  -------
Income (loss) before
 income taxes...........     (637)     165    1,857    3,884    1,704    2,216     (172)
Provision (benefit) for
 income taxes...........     (191)     (37)     554    1,098      649    1,081      --
                          -------  -------  -------  -------  -------  -------  -------
Net income (loss).......  $  (446) $   202  $ 1,303  $ 2,786  $ 1,055  $ 1,135  $  (172)
                          =======  =======  =======  =======  =======  =======  =======
Earnings (loss) per
 share:
 Basic..................  $ (0.02) $  0.01  $  0.05  $  0.10  $  0.04  $  0.04  $ (0.00)
 Diluted................    (0.02)    0.01     0.05     0.10     0.03     0.03    (0.00)
Weighted average shares:
 Basic..................   25,051   25,128   25,207   26,977   29,274   28,870   36,015
 Diluted................   25,051   25,427   25,443   28,880   34,178   33,293   36,015

                                           As of June 30,               As of
                                ------------------------------------- March 31,
                                 1996    1997   1998   1999    2000     2001
                                ------- ------ ------ ------- ------- ---------
                                           (In thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents.....  $   230 $  173 $1,759 $ 5,833 $ 1,988  $22,117
Short term investments........      --     --     --      --      --   $21,496
Working capital...............    3,838  4,812  6,327   8,109  11,138   57,390
Goodwill and intangible
 assets, net..................      --     --     --    1,399     586    7,989
Total assets..................   14,985  9,570  9,800  17,292  20,210   83,128
Capital lease obligations, net
 of current portion...........      --     --     --       97      96       80
Minority interest.............      --     --     --       68     --       --
Retained earnings.............    3,081  3,284  4,586   7,372   8,427    8,257
Total stockholders' equity....    5,407  5,624  6,928  10,312  12,547   73,539

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   Lantronix designs network-enabling and system management solutions consisting of hardware and software that permit almost any electronic device to be accessed, managed and controlled over the Internet, Intranets or other networks. Since our inception in 1989, we have developed an array of network-enabling products, including external Device Servers, embedded Device Servers, Multiport Device Servers, Print Servers and other products. Beginning in fiscal year 1999, we began to experience an increase in sales of our Device Servers reflecting our focus on this higher margin product line. At the same time, we began to experience a decline in sales of Print Server and other products as we shifted resources to our Device Server business, which we believe represents a greater opportunity for long-term growth. We believe sales in our Device Server business will continue to represent an increasing percentage of our net revenues in the future. Our strategy for continuing to increase sales of our Device Server product line involves a two-fold approach. First, we intend to substantially increase our research and development expenditures over the next two years to enhance our Device Server product line and develop new products. Second, we intend to grow our Device Server business through strategic acquisitions, investments and partnerships, which we believe will support our product lines and allow us to secure additional intellectual property, increase our customer base and provide access to new markets.

   Our products are sold to OEMs, VARs, systems integrators and distributors, as well as directly to end-users. One of our distributors, Ingram Micro, accounted for 22.0% of our net revenues for the year ended June 30, 1998, 15.5% for the year ended June 30, 1999, 12.8% for the year ended June 30, 2000 and 14.3% for the nine months ended March 31, 2001. Another distributor, Tech Data, accounted for 12.6% of our net revenues for the year ended June 30, 1998, 11.5% for the year ended June 30, 1999, 12.0% for the year ended June 30, 2000, and 10.7% for the nine months ended March 31, 2001. transtec AG, an international OEM and related party due to common ownership by our major stockholder, accounted for 17.9% of our net revenues for the year ended June 30, 1998, 11.4% for the year ended June 30, 1999, 7.2% for the year ended June 30, 2000 and 11.3% for the nine months ended March 31, 2001. In addition, the number and timing of sales to our distributors have been difficult for us to predict. In the nine months ended March 31, 2001, large individual sales to the distributors, as well as sales to other customers, have occurred in the last weeks or even days of a quarter, which has resulted in a substantial portion of the net revenues for that quarter realized in the last month of the quarter.

   In October 1998, we acquired ProNet GmbH, a German company that is a supplier of industrial application Device Server Technology. In connection with this acquisition, we acquired exclusive marketing rights to CoBox technology in the United States and Canada from Dr. Peter Weisser, Sr. We also acquired non-exclusive marketing rights to this technology world-wide, excluding Germany and Switzerland. Under this agreement, we were required to make royalty payments to Dr. Weisser through December 31, 2000. We recognized $726,000 of royalty expense and amortization relating to the marketing rights agreement for the six months ended December 31, 2000. No amounts have been incurred after December 31, 2000.

   In December 2000, we completed the acquisition of USSC, a software solutions provider for embedded technology applications. This acquisition was accounted for as a purchase transaction. Accordingly, the accompanying financial statements include the results of operations of USSC subsequent to its acquisition date.

   In June 2001, we completed the acquisition of Lightwave, a provider of console management solutions. This acquisition was accounted for as a purchase transaction. Accordingly, the accompanying financial statements will include the results of operations of Lightwave subsequent to its acquisition date.

   We recognize revenues upon product shipment. We have granted several customers limited return privileges, as well as limited price protection for inventories held at the time of published price reductions. Estimated reserves have been recorded to reflect these agreements, as well as potential warranty expenses, based on our warranty policy from the date of shipment.

   Stock-based compensation primarily relates to deferred compensation recorded in connection with the grant of stock options to employees where the option exercise price is less than the estimated fair value of the underlying shares of common stock as determined for financial reporting purposes. Deferred stock-based compensation represents the value of assumed employee stock options of USSC calculated in accordance with current accounting guidelines. Stock-based compensation also relates to the fair market value of the vested portion of non-employee stock options utilizing the Black-Scholes option pricing model. We have recorded deferred stock-based compensation within stockholders' equity of $10.9 million, which is being amortized over the vesting period of the related stock options, which is generally four years. A balance of $7.2 million remains at March 31, 2001, and will be amortized as follows: $732,000 in the remainder of fiscal 2001, $2.8 million in fiscal 2002, $1.8 million in fiscal 2003, $1.4 million in fiscal 2004, $307,000 in fiscal 2005, and $153,000 in fiscal 2006. The amount of stock-based compensation actually recognized in future periods could decrease if options for which accrued, but unvested compensation has been recorded, are forfeited.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage of net revenues represented by each item in our consolidated statements of operations:

                                                                 Nine Months
                                               Year Ended           Ended
                                                June 30,          March 31,
                                            -------------------  ------------
                                            1998   1999   2000   2000   2001
                                            -----  -----  -----  -----  -----
Net revenues............................... 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of revenues...........................  59.4   51.0   47.8   47.9   45.1
                                            -----  -----  -----  -----  -----
Gross profit...............................  40.6   49.0   52.2   52.1   54.9
                                            -----  -----  -----  -----  -----
Operating expenses:
  Selling, general and administrative......  27.8   29.6   39.0   36.5   44.8
  Research and development.................   6.3    7.9    7.1    7.1    8.4
  Amortization of goodwill.................   --     --     --     --     0.7
  Stock-based compensation.................   --     --     2.5    1.8    5.7
                                            -----  -----  -----  -----  -----
    Total operating expenses...............  34.0   37.5   48.6   45.4   59.6
                                            -----  -----  -----  -----  -----
Income (loss) from operations..............   6.6   11.4    3.6    6.6   (4.7)
Minority interest..........................   --    (0.1)  (0.1)  (0.2)   --
Interest and other income (expense), net...   --     0.5    0.3    0.3    4.2
                                            -----  -----  -----  -----  -----
Income (loss) before income taxes..........   6.6   11.8    3.8    6.8   (0.4)
Provision for income taxes.................   2.0    3.3    1.4    3.3    --
                                            -----  -----  -----  -----  -----
Net income (loss)..........................   4.6%   8.4%   2.3%   3.5%  (0.4)%
                                            =====  =====  =====  =====  =====

Comparison of the Nine Months Ended March 31, 2000 and 2001

 Net Revenues

   Net revenues increased $6.0 million, or 18.4%, from $32.6 million for the nine months ended March 31, 2000 to $38.6 million for the nine months ended March 31, 2001. The increase was primarily attributable to an increase in net revenues of our Device Server and Multiport Device Server products, partially offset by a decline in our Print Server and other products. Device Server net revenues increased $8.6 million, or 50.6%, from

$17.0 million or 52.2% of net revenues for the nine months ended March 31, 2000 to $25.7 million or 66.4% of net revenues for the nine months ended March 31, 2001. This increase is attributable to the rapid adoption rates of OEMs, as well as strong sales of our UDS-10 Device Server, which was introduced during the fourth quarter of fiscal 2000. Device Server net revenues for the nine months ended March 31, 2001 includes $896,000 of software revenue generated from USSC. Multiport Device Server net revenues increased $2.4 million, or 31.9%, from $7.5 million or 23.0% of net revenues for the nine months ended March 31, 2000 to $9.9 million or 25.7% of net revenues for the nine months ended March 31, 2001. Print Server and other revenues decreased $5.0 million, or 62.3%, from $8.1 million, or 24.7% of net revenues for the nine months ended March 31, 2000 to $3.0 million, or 7.9% of net revenues for the nine months ended March 31, 2001.

   Net revenues generated from sales in the Americas increased $4.7 million, or 21.8%, from $21.4 million or 65.6% of net revenues for the nine months ended March 31, 2000 to $26.1 million or 67.5% of net revenues for the nine months ended March 31, 2001. Our net revenues derived from customers located in Europe increased $1.3 million, or 13.4%, from $9.6 million or 29.4% of net revenues for the nine months ended March 31, 2000 to $10.9 million or 28.2% of net revenues for the nine months ended March 31, 2001. Our net revenues derived from customers located in other geographic areas increased slightly from $1.6 million or 5.0% of net revenues for the nine months ended March 31, 2000 to $1.7 million or 4.4% of net revenues for the nine months ended March 31, 2001.

 Gross Profit

   Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of raw material components, subcontract labor assembly from outside manufacturers and associated overhead costs. As part of our agreement with Gordian, an outside research and development firm, a royalty charge is included in cost of revenues and is calculated based on the related products sold. Gross profit increased by $4.2 million, or 24.8%, from $17.0 million or 52.1% of net revenues for the nine months ended March 31, 2000 to $21.2 million or 54.9% of net revenues for the nine months ended March 31, 2001. For the nine months ended March 31, 2000, the Gordian royalties were $1.5 million and for the nine months ended March 31, 2001, the Gordian royalties were $1.6 million. The increase in gross profit as a percentage of net revenues was primarily attributable to increased sales volume of our Device Server product line and cost containment initiatives partially offset by competitive pricing strategies.

 Selling, General and Administrative

   Selling, general and administrative expenses consist primarily of personnel-related expenses including salaries and commissions, facilities expenses, information technology, trade show expenses, advertising, and professional fees. Selling, general and administrative expenses increased $5.4 million, or 45.3%, from $11.9 million or 36.5% of net revenues for the nine months ended March 31, 2000 to $17.3 million or 44.8% of net revenues for the nine months ended March 31, 2001. This increase is due primarily to an increase in our sales force, including new offices in Europe and Asia, and an increase in marketing and advertising expenses to increase brand awareness. We expect selling, general and administrative expenses in absolute dollars will continue to increase in the foreseeable future to support the global expansion of our operations and decrease as a percentage of net revenues due to increased net revenues.

 Research and Development

   Research and development expenses consist primarily of salaries and the related costs of employees, as well as expenditures to third-party vendors for research and development activities. Research and development expenses increased $913,000, or 39.2%, from $2.3 million or 7.1% of net revenues for the nine months ended March 31, 2000, to $3.2 million or 8.4% of net revenues for the nine months ended March 31, 2001. This increase resulted primarily from increased headcount and expenses related to new product development and the acquisition of USSC.

 Interest and Other Income (Expense), Net

   Interest and other income (expense), net consists primarily of interest earned on average cash, cash equivalents, short-term and long-term investments, less interest on our capital lease obligations, the effects of exchange gains and losses from foreign currency transactions, and gains and losses from disposals of fixed assets. Interest and other income (expense), net was $99,000 for the nine months ended March 31, 2000 and $1.6 million for the nine months ended March 31, 2001. The increase is primarily due to higher average investment balances for the nine months ended March 31, 2001, as a result of the proceeds from our initial public offering completed August 9, 2000.

 Provision (Benefit) for Income Taxes

   We utilize the liability method of accounting for income taxes as set forth in Financial Accounting Standards Board, or FASB, Statement No. 109, Accounting for Income Taxes. No income tax benefit was recorded for the nine months ended March 31, 2001, due to the uncertainty surrounding the realization of such benefits. The effective tax rates are 0% for the nine months ended March 31, 2001 and 49% for the nine months ended March 31, 2000.

Comparison of Years Ended June 30, 1999 and 2000

 Net Revenues

   Net revenues increased $12.0 million, or 36.4%, from $33.0 million for the year ended June 30, 1999 to $45.0 million for the year ended June 30, 2000. This increase was primarily attributable to an increase in net revenues of our Device Server products, offset by a decline in our Print Server and other products. Device Server net revenues increased $12.6 million, or 108.8%, from $11.6 million or 35.2% of net revenues in the year ended June 30, 1999 to $24.2 million or 53.8% of net revenues in the year ended June 30, 2000. A portion of this growth resulted from the acquisition of ProNet GmbH. Multiport Device Service net revenues increased $1.8 million, or 19.3%, from $9.1 million or 27.7% of net revenues in the year ended June 30, 1999 to $10.9 million or 24.3% of net revenues in the year ended June 30, 2000. Print Server and other revenues decreased $2.4 million, or 19.5%, from $12.2 million, or 37.1% of net revenues in the year ended June 30, 1999 to $9.9 million, or 21.9% of net revenues in the year ended June 30, 2000.

   Net revenues generated from sales in the Americas increased $8.5 million, or 39.0%, from $21.8 million or 66.0% of net revenues in the year ended June 30, 1999 to $30.3 million or 67.3% of net revenues in the year ended June 30, 2000. Our net revenues derived from customers located in Europe increased $3.1 million, or 32.9%, from $9.5 million or 28.9% of net revenues in the year ended June 30, 1999 to $12.7 million or 28.2% of net revenues in the year ended June 30, 2000. Our net revenues derived from customers located in other geographic areas increased $371,000, or 22.2%, from $1.7 million or 5.1% of net revenues in the year ended June 30, 1999 to $2.0 million or 4.5% of net revenues in the year ended June 30, 2000.

 Gross Profit

   Gross profit increased $7.3 million, or 45.3%, from $16.2 million or 49.0% of net revenues for the year ended June 30, 1999 to $23.5 million or 52.2% of net revenues for the year ended June 30, 2000. For the year ended June 30, 1999, the royalties paid to Gordian were $2.0 million as compared to $2.2 million for the year ended June 30, 2000. The increase in gross profit resulted primarily from a change in product mix with more emphasis on our higher margin Device Server products and a decrease in royalties as a percentage of net revenues.

 Selling, General and Administrative

   Selling, general and administrative expenses increased $7.8 million, or 79.7%, from $9.8 million or 29.6% of net revenues for the year ended June 30, 1999 to $17.6 million or 39.0% of net revenues for the year ended

June 30, 2000. This increase is due in part to a $1.1 million increase in the expense associated with the amortization of our marketing rights agreement and commissions paid in connection with our acquisition of ProNet GmbH. The balance is related to an increase in our sales force, including new offices in Europe and Asia, an increase in our administrative infrastructure including key executive positions, and an investment in our systems to support year 2000 requirements.

 Research and Development

   Research and development expenses increased $571,000 or 21.8%, from $2.6 million or 7.9% of net revenues for the year ended June 30, 1999 to $3.2 million or 7.1% of net revenues for the year ended June 30, 2000. This increase resulted primarily from increased headcount and expenses related to new product development.

 Interest and Other Income (Expense), Net

   Interest and other income (expense), net was $141,000 for the year ended June 30, 1999, and $140,000 for the year ended June 30, 2000.

 Provision (Benefit) for Income Taxes

   Our effective tax rate was 28.3% for the year ended June 30, 1999, and 38.1% for the year ended June 30, 2000. The federal statutory rate was 34% for both periods. Our effective tax rate for the year ended June 30, 1999, was lower than the federal statutory rate primarily due to the reversal of the valuation allowance due to the expected recoverability of deferred tax assets. Our effective tax rate for the year ended June 30, 2000, was higher than the federal statutory rate primarily due to the amortization of stock-based compensation for which a current tax benefit was not provided and due to an unfavorable foreign tax rate variance.

Comparison of Years Ended June 30, 1998 and 1999

 Net Revenues

   Net revenues increased $4.7 million or 16.5%, from $28.3 million for the year ended June 30, 1998, to $33.0 million for the year ended June 30, 1999. This increase was due to our acquisition of ProNet GmbH in October 1998, and sequential growth in our Device Server business.

 Gross Profit

   Gross profit increased $4.7 million or 40.6%, from $11.5 million or 40.6% of net revenues for the year ended June 30, 1998, to $16.2 million or 49.0% of net revenues for the year ended June 30, 1999. For the year ended June 30, 1998, the royalties paid to Gordian were $1.5 million as compared to $2.0 million for the year ended June 30, 1999.

 Selling, General and Administrative

   Selling, general and administrative expenses increased $1.9 million or 24.3%, from $7.9 million or 27.8% of net revenues for the year ended June 30, 1998, to $9.8 million or 29.6% of net revenues for the year ended June 30, 1999. This increase is due in part to $1.6 million of expenses associated with the amortization of our marketing rights agreements and commissions paid in connection with our acquisition of ProNet GmbH. In addition, we experienced higher personnel-related costs as a result of additional headcount, higher marketing expenditures, costs related to expanding our international operations and incremental costs associated with upgrading our information systems.

 Research and Development

   Research and development expenses increased $845,000 or 47.7%, from $1.8 million or 6.3% of net revenues for the year ended June 30, 1998, to $2.6 million or 7.9% of net revenues for the year ended June 30, 1999. The increase was primarily due to resource constraints at our outside research and development consultants in fiscal 1998 which resulted in research and development expenses being lower than intended. The increase was also partially attributable to our acquisition of ProNet GmbH in October 1998.

 Interest and Other Income (Expense), Net

   Interest and other income (expense), net was a $4,000 net expense for the year ended June 30, 1998, and a $141,000 net income for the year ended June 30, 1999.

 Provision for Income Taxes

   Our effective tax rate was 29.8% for the year ended June 30, 1998, and 28.3% for the year ended June 30, 1999. The federal statutory rate was 34% for both periods. Our effective tax rate for the year ended 1998 was lower than the federal statutory rate due to a tax benefit provided by our foreign operations. Our effective tax rate for the year ended June 30, 1999, was lower than the federal statutory rate due to the reversal of the valuation allowance due to the expected recoverability of deferred tax assets.

Quarterly Results of Operations

   The following table presents our consolidated operating results for each of the seven quarters in the period from July 1, 1999, through March 31, 2001, as well as such data expressed as a percentage of our net revenues. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                Three Months Ended
                          ------------------------------------------------------------------------
                          Sep. 30,  Dec. 31,  Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,   Mar. 31,
                            1999      1999      2000       2000       2000       2000       2001
                          --------  --------  --------   --------   --------   --------   --------
                                                  (In thousands)
                                                   (Unaudited)
Consolidated statement
 of operations:
Net revenues............  $10,875   $11,417   $10,339    $12,344    $12,037    $12,465    $14,125
Cost of revenues........    4,701     5,517     5,426      5,856      5,349      5,689      6,382
                          -------   -------   -------    -------    -------    -------    -------
Gross profit............    6,174     5,900     4,913      6,488      6,688      6,776      7,743
                          -------   -------   -------    -------    -------    -------    -------
Operating expenses:
 Selling, general and
  administrative........    3,594     4,221     4,089      5,653      5,356      6,022      5,923
 Research and
  development...........      722       711       897        856      1,052      1,021      1,171
 Amortization of
  goodwill..............      --        --        --         --         --         --         289
 Stock-based
  compensation..........      --        --        587        532        663        674        848
                          -------   -------   -------    -------    -------    -------    -------
 Total operating
  expenses..............    4,316     4,932     5,573      7,041      7,071      7,717      8,231
                          -------   -------   -------    -------    -------    -------    -------
Income (loss) from
 operations.............    1,858       968      (660)      (553)      (383)      (941)      (488)
Minority interest.......      (68)       19       --         --         --         --         --
Interest and other
 income (expense), net..       62       108       (71)        41        423        750        467
                          -------   -------   -------    -------    -------    -------    -------
Income (loss) before
 income taxes...........    1,852     1,095      (731)      (512)        40       (191)       (21)
Provision (benefit) for
 income taxes...........      903       534      (356)      (432)        63       (140)        78
                          -------   -------   -------    -------    -------    -------    -------
Net income (loss).......  $   949   $   561   $  (375)   $   (80)   $   (23)   $   (51)   $   (99)
                          =======   =======   =======    =======    =======    =======    =======
As a percentage of net
 revenues:
Net revenues............    100.0%    100.0%    100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues........     43.2      48.3      52.5       47.4       44.4       45.6       45.2
                          -------   -------   -------    -------    -------    -------    -------
Gross profit............     56.8      51.7      47.5       52.6       55.6       54.4       54.8
                          -------   -------   -------    -------    -------    -------    -------
Operating expenses:
 Selling, general and
  administrative........     33.0      37.0      39.5       45.8       44.5       48.3       41.9
 Research and
  development...........      6.6       6.2       8.7        6.9        8.7        8.2        8.3
 Amortization of
  goodwill..............      --        --        --         --         --         --         2.0
 Stock-based
  compensation..........      --        --        5.7        4.3        5.5        5.4        6.0
                          -------   -------   -------    -------    -------    -------    -------
 Total operating
  expenses..............     39.7      43.2      53.9       57.0       58.7       61.9       58.3
                          -------   -------   -------    -------    -------    -------    -------
Income (loss) from
 operations.............     17.1       8.5      (6.4)      (4.5)      (3.2)      (7.5)      (3.5)
Minority interest.......     (0.6)      0.2       --                    --         --         --
Interest and other
 income (expense), net..      0.6       0.9      (0.7)       0.3        3.5        6.0        3.3
                          -------   -------   -------    -------    -------    -------    -------
Income (loss) before
 income taxes...........     17.0       9.6      (7.1)      (4.1)       0.3       (1.5)      (0.1)
Provision (benefit) for
 income taxes...........      8.3       4.7      (3.4)      (3.5)       0.5       (1.1)       0.6
                          -------   -------   -------    -------    -------    -------    -------
Net income (loss).......      8.7%      4.9%     (3.6)%     (0.6)%     (0.2)%     (0.4)%     (0.7)%
                          =======   =======   =======    =======    =======    =======    =======

   Net revenues increased in each of the seven quarters ended March 31, 2001, except for a decline in the quarters ended March 31, 2000, and September 30, 2000, which we believe was partially attributed to our customers' decisions to postpone purchases due to Year 2000 concerns for the quarter ended March 31, 2000, and a reduction in the sales of Multiport Device Servers for the quarter ended September 30, 2000. Also, sales of Multiport Device Servers were very strong in the quarter ended June 30, 2000. We believe most of our future net revenue growth will be derived primarily from our Device Server products.

   Cost of revenues show a general increasing trend over the seven quarters, primarily due to the increase in net revenues. Gross profit as a percentage of net revenues for the three quarters ended March 31, 2001, was higher as compared to the three quarters ended March 31, 2000, due to a shift in our net revenues toward higher margin Device Server products as well as cost containment initiatives partially offset by competitive pricing strategies. During the three months ended March 31, 2000, our gross margin declined due to a sequential decline in sales of our terminal server products, which are our highest margin products. We believe this decline in sales was due to our customers' decisions to postpone purchases due to Year 2000 concerns.

   Total operating expenses have increased during each of the seven quarters ended March 31, 2001, due to our investment in infrastructure to support the growth of our business, including expanding our sales force, adding key executive positions and increasing expenditures on research and development. In addition, we incurred increasing charges over the seven quarters ended March 31, 2001, to adjust the valuation for stock grants and options under the guidelines of APB No. 25 and related interpretations.

Liquidity and Capital Resources

   Since inception, we have financed our operations through the issuance of common stock and through net cash generated from operations. We consider all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents consisting of money-market funds and commercial paper totaled $22.1 million at March 31, 2001. Short-term investments consist of investments maturing in 12 months or less and totaled $21.5 million at March 31, 2001. Long-term investments consist of investments maturing after 12 months and investments in two privately held companies and totaled $3.0 million at March 31, 2001. During fiscal year 1999, we established a $1.2 million line of credit with a German bank to fund a portion of the acquisition of ProNet GmbH. In September 1999, we repaid all borrowings under the line of credit.

   Our operating activities used cash of $5.2 million for the nine months ended March 31, 2001. We incurred a net loss of $172,000, which includes amortization and depreciation of $3.5 million, which was reduced by increased inventory of $1.9 million, increased accounts receivable of $3.8 million, and increased other assets of $2.2 million. The increase in aged accounts receivable was due to increased sales in the last month of the third quarter of fiscal 2001 as well as slower collections from some of our U.S. distributors and European customers. We increased our inventory to support our increasing sales activity and to provide better service levels to our customers. The increase in other assets is primarily attributable to officer loans related to taxes on exercised non-qualified stock options, in the amount of $1.6 million. Our operating activities used cash of $394,000 for the nine months ended March 31, 2000, provided cash of $2.5 million for the fiscal year 1998, provided cash of $5.6 million for the fiscal year 1999 and used cash of $2.1 million for the fiscal year 2000.

   Our investing activities used $28.8 million of cash for the nine months ended March 31, 2001. We used $22.7 million of our public offering proceeds to purchase short-term and long-term investments. We used $2.9 million of cash for the acquisition of USSC. We also used $3.2 million of cash to purchase property and equipment, primarily computer hardware and software of $2.2 million pertaining to Oracle software enhancements to support our Order Entry function, international operations and a customer resource management, or CRM, software package to support our sales force. In addition, we invested $1.0 million in furniture and leasehold improvements for an office expansion project. Our investing activities used cash of $121,000 for fiscal year 1998, $2.9 million for fiscal year 1999 and $1.1 million for fiscal year 2000. During the fiscal year ended June 30, 1999, we used $2.3 million for the acquisition of ProNet GmbH and related marketing rights.

   Cash provided by financing activities was $54.1 million for the nine months ended March 31, 2001, primarily related to the net proceeds from our initial public offering in August 2000. Cash used by financing activities was $799,000 during fiscal year 1998. Cash provided by financing activities was $1.4 million during fiscal year 1999, primarily related to borrowings on our bank line of credit related to our acquisition. Cash used for financing activities was $702,000 for the year ended June 30, 2000, related to the repayment of a line of credit used in the acquisition of ProNet GmbH.

   We believe that the net proceeds from this offering, our existing cash and cash generated from operations will be adequate to meet our anticipated cash needs through at least the next 12 months. Our future capital requirements will depend on many factors, including the timing and amount of our net revenues and research and development and infrastructure investments which will affect our ability to generate additional cash. Thereafter, if cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may need to borrow funds under our bank lines of credit, or seek additional funding through additional bank borrowings, sales of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us if at all. If we are unable to secure additional financing, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

Qualitative and Quantitative Disclosures About Market Risk

 Interest Rate Risk

   Our exposure to interest rate risk is limited to the exposure related to our cash, cash equivalents, short-term and long-term investments and our credit facilities, which is tied to market interest rates. As of March 31, 2001, we had cash, cash equivalents, short-term and long-term financial investments of $44.1 million, which includes our initial public offering proceeds. This consisted of cash equivalents with original maturities of 90 days or less, short-term investments maturing within 12 months or less and long-term investments maturing after 12 months, both domestically and internationally. We believe our cash, cash equivalents, short and long-term investments will decline in value by an insignificant amount if interest rates increase, and therefore would not have a material effect on our consolidated financial condition or results of operations.

 Investment Risk

   We have invested $2.5 million in two privately held companies, both of which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

 Foreign Currency Risk

   We sell products internationally. As a result, our financial results could be harmed by factors such as changes in foreign currency exchanges rates or weak economic conditions in foreign markets. Because our international sales are denominated in foreign currencies and are generally translated on a monthly basis to U.S. dollars, we could be adversely affected by fluctuations in foreign exchanges rates.

                                    BUSINESS

Overview

   Lantronix designs, develops and markets network hardware and software solutions that enable network connectivity and system management for a broad range of devices and equipment. Our products enable almost any electronic device to be accessed, managed, controlled, and configured over the Internet or other networks using standard protocols for connectivity, including fiber optic, Ethernet and wireless. Our hardware, which includes external and embedded Device Servers, such as Multiport Device Servers, are fully integrated systems that contain memory, processors, operating systems, software applications and communication ports. Our software includes an open standards-based operating system, proprietary protocol stacks which manage complex data and tasks, and applications that can operate with our Device Servers and our customers' existing hardware. Users of our products can gain instant access to critical information, manage devices in real-time and manage and control devices over the Internet or other networks. We have grown our business through internal product development and strategic acquisitions to provide a broad suite of network-enabling solutions and system management products. Our solutions provide network connectivity and system management capabilities to multiple market segments, including industrial, commercial, retail, and building and home automation. Our technology is used with devices such as networking routers, medical instruments, manufacturing equipment, bar code scanners, building HVAC systems, elevators, process control equipment, vending machines, thermostats, security cameras, temperature sensors, card readers and point of sale terminals. We sell our products directly to end-users and through multiple channels including OEMs, systems integrators, distributors and VARs and to a wide variety of end-markets, including industrial, automation, healthcare, security/access control, retail/point of sale, commercial/information technology and telecommunications.

Industry Overview

   Key functions in a variety of applications are managed by closed control systems of varying complexity. The devices found in closed control systems may perform relatively simple tasks such as the operation of in-room lighting or more complex functions such as the coordination of minute operations of manufacturing equipment operating on an automobile factory floor. Some control systems rely upon the logic capabilities of a microprocessor in order to enhance the effectiveness of the devices within the closed control system. For example, a closed control system containing a microprocessor may be used in an office building to manage such functions as HVAC, elevators, fire detection equipment, lighting, security and access control. Other devices lack a microprocessor, but remain capable of being controlled by remote input. An example of such a device is the actuator of an electronic door.

   Networking technology can expand the utility of existing closed control systems and other devices. For example, network-enabling technology allows for the extension of direct control beyond the perimeter of the original closed control system. Network connectivity can enable an automotive manufacturer to access and examine the inventory level of manufacturing components to determine the demand, timing and quantity of new materials remotely from any location in the world. The immediate access to information provided by the network allows the manufacturer to lower its component carrying costs by managing demand in real time. In addition, the manufacturer can monitor the performance, downtime, maintenance and scheduling of future production. Network connectivity increases the speed, efficiency and accuracy with which information can be shared and used.

   The continued adoption and evolution of networking technology has largely been driven by economic considerations. For example, an owner/operator of manufacturing equipment with a high replacement cost may be unwilling to replace the existing equipment in favor of a networked replacement provided by the manufacturer due to the high incremental replacement cost required to gain the functionality of a networked product. However, an equipment operator may be willing to add network connectivity to the equipment if it can be added incrementally at a reasonable cost and if it will not require the replacement of the existing equipment. In this case, external networking equipment can provide connectivity to devices that could derive a benefit from a network connection, but were not originally designed for networking capabilities. We believe in most cases, network connectivity supplied by an external device will eventually give way to an embedded solution, and the networking capability will be designed into the equipment's control system. Embedded networking devices will be designed into future generations of this equipment by the OEM as network connectivity initially represents a point of differentiation and eventually becomes a standard product feature within the particular industry.

   We believe that demand is increasing for technology that delivers network connectivity to closed control systems and other devices. Many of the available technologies today require significant investments in hardware and require special installation or are based on closed, or proprietary, standards and software. We believe that users of networking connectivity products generally prefer highly integrated, open, standards-based systems that provide reliable, real-time network connectivity.

The Lantronix Solution

   We are a leading provider of hardware and software solutions that enable network connectivity and system management for a broad range of devices and equipment. Our Device Servers and software products enable almost any electronic device to be accessed, managed, controlled, reprogrammed and configured or reconfigured over the Internet and other networks using standard protocols for connectivity, including fiber optic, Ethernet and wireless. We offer a broad range of products for various currently installed devices that lack built-in network functionality or system management capability. Our products are designed to offer network connectivity and system management to many of these devices at a fraction of the cost of replacing the existing equipment or wiring each device to a conventional PC that would act as a gateway to the network. We also offer products that are used by OEMs to network-enable their current and future product lines. Because our products are based on open standards, OEMs can avoid some potentially complicated hardware and software integration issues and can network-enable their products quickly and seamlessly.

   Our products can be segmented into three major categories: external Device Servers, embedded Device Servers and software. Our software operating system, protocol stacks and applications have been developed for use with our device server products or with existing networking devices. Our external Device Servers, which include multiport servers, software operating systems, protocol stacks and applications, are often used to open network connectivity and bring system management capability to electronic devices within an existing closed network. Our embedded products and software are designed into new electronic devices by OEMs. By offering multiple product lines, we allow manufacturers to uniformly connect the end-users' new and existing equipment and offer a broad system management solution.

   We believe our networking and system management products enable our customers and end-users to compete more effectively by allowing them to expand the number of networked devices and increase the utility of their existing network. We provide distributed intelligence across a network rather than closed systems requiring one or more dedicated servers. In this way, we believe our customers and end-users can improve their business models by automating tasks previously performed by human resources, thereby increasing control and creating cost efficiencies. Our networking products have been deployed in many markets, including industrial automation, healthcare, security access/control, retail/point of sale, commercial/information technology, and telecommunications. We believe our products offer end-users and manufacturers the following key advantages:

  . Fully Integrated Solution. Our Device Server technology includes fully integrated hardware, firmware, protocols, application software and a real-time operating system. We believe our solution enables OEMs to quickly integrate the products they manufacture, significantly reducing their time-to-market. In addition, our technology is based on widely accepted industry standards, which we believe will provide Internet and other network compatibility today and in the future. We design our products and train our customer support personnel in order to facilitate full integration of our networking products with our customers' new and existing equipment and systems.

  . Open Standards-Based Architecture. We have an open architecture that enables our products to be compatible and interoperable with a variety of devices manufactured by different OEMs and across different platforms. Unlike products that use a proprietary system, we believe our Device Servers are flexible and easily facilitate communication between devices with various architectures. In addition, our open architecture gives our customers the ability to modify and customize our products. For example, we offer our customers a development environment we call our Software Developers Kit that allows them to customize our products with the commonly used "C" programming language. We offer a variety of support programs to assist our customers in developing these custom applications.

  . Remote Real-Time Communication. By enabling our end-users to manage devices in real-time from a remote location, our Device Server Technology can significantly reduce labor costs and eliminate the need for expensive gateways and redundant wiring. For example, the restaurant industry has traditionally used a point of sale system that communicates to an internal database which in turn communicates to a manager at a remote site for inventory and procurement review. Our remote solution could simplify this process by continuously communicating data directly from the restaurant point of sale devices to the restaurant's suppliers and food distributors, and order supplies as needed, thereby reducing the costs in a restaurant's procurement chain. Our remote real-time solution is also used for out-of-band management which enables our customers to access, manage and control networking equipment through an alternative port when they are unable to access their device when their network goes down.

  . Improved Reliability. Our Device Servers contain a built-in web server and software, operate independently and do not rely on a centrally located gateway or server. We believe that this distributed intelligence of our Device Server Technology improves the reliability and up-time of the network. In addition, by using its built-in processor power, our Device Server Technology has the capability of tracking the status of the electronic device and can report early detection of problems.

Our Strategy

   Our objective is to be the leading global provider of network-enabling technology and system management solutions. The following elements are central to our strategy:

  .  Extend Existing Customer Relationships to Expand Future Revenue
     Streams. We intend to extend our existing customer relationships by providing network-enabling and system management solutions for a greater percentage of the products and services our customers currently offer, and also by providing connectivity and system management solutions for our customers' new products and services. For example, our customers include many OEMs that develop products in a wide variety of industries. To the extent that we provide Device Server Technology solutions for an OEM within a specific industry, we expect to be able to provide similar solutions in the other industries that the OEM services. In addition, as demand for real-time connectivity continues to grow, we believe our customers will increasingly demand highly integrated embedded networking solutions for their new products. We plan to migrate current customers of our external solutions to our cost-effective, highly integrated embedded solutions. We expect to be able to grow with our customers by providing continually enhanced embedded networking technology and system management solutions to better suit our customers' needs.

  . Target Strategic Acquisitions and Investments. We plan to continue to make strategic acquisitions of and investments in companies and key technologies which we believe will have synergistic benefits with our existing technology and product offerings. In October 1998, we acquired ProNet GmbH, which increased our industrial application Device Server product offerings. In December 2000, we acquired USSC, which extended our product offerings into embedded logic software products and enhanced our direct sales channel. In June 2001, we acquired Lightwave, which augmented our console management product line. We expect to continue to enter into alliances, make equity investments and complete acquisitions of companies and technologies in order to grow our business. In March 2001, we made a cash investment in Premise Systems, a developer of client-side applications. We believe Premise Systems may develop software applications that enhance the ability of our networking products. We believe this strategy will enable us to increase our market share, expand our product offering and gain access to larger product and customer bases and cross sell our products.

  . Develop New Products and Services. We intend to invest in our research and development efforts to develop additional cost-efficient network-enabling and system management solutions, and other technologies, in order to meet evolving customer needs. We believe that we have substantial expertise in developing network-enabling technology and system management products, and we intend to use this expertise to continue to deliver products with high-functionality at competitive prices.

  . Acquire New Customers. We plan to continue to acquire new customers and develop additional relationships with OEMs, VARs and system integrators that are leaders in our targeted industry markets. Currently we have relationships with approximately 1,300 customers. We will seek to strengthen and expand our relationships as well as aggressively increase our customer base by penetrating new markets and providing timely, cost-effective networking solutions and customer service.

  . Leverage our Application Expertise. We have substantial experience in developing Device Server application solutions, and have developed software applications that can be used across our product lines to serve our customers' diverse needs. As we further penetrate our target markets, we intend to continue to develop and refine our software applications, providing us with a growing base of sophisticated software to help develop new device applications.

Recent Acquisitions and Investments

   We have completed two acquisitions since our initial public offering in August 2000 that have expanded our range of products and customers and announced two potential acquisitions as decribed below:

  . United States Software Corporation. In December 2000, we completed the acquisition of USSC, a developer of a software operating system, protocol stacks and an application development environment for embedded technology. The total purchase price consisted of $2.5 million in cash and 653,846 shares of our common stock. In the event certain performance milestones are met by USSC we will be obligated to issue up to an additional 1,625,000 shares of common stock. In addition, we assumed options to acquire 133,333 shares of our common stock at a weighted average exercise price of $1.00 per share. USSC provides an open standards-based operating system and supports a variety of processors. USSC technology enables us to sell products directly to OEMs, systems integrators and other users who already have existing network connectivity devices but lack the key elements to provide system management solutions. We believe the acquisition of USSC helps expand our product offering and enables us to provide USSC and our customers' customers with an integrated software and hardware embedded solution.

  . Lightwave Communications. In June 2001, we completed the acquisition of Lightwave, a developer of console management products. The purchase price includes 3,428,571 shares of common stock and $12.0 million in cash. In addition, we assumed options issued to employees to acquire 870,513 shares of our common stock at a weighted average exercise price of $3.67. We also paid off approximately $6.7 million of debt to a creditor of Lightwave. Lightwave develops and markets a variety of console management products including keyboard, video and mouse, or KVM, switches and multiport management devices. The Lightwave KVM switch allows a single keyboard, monitor and mouse to be switched among multiple workstations providing immediate access to each workstation from a single location. The company's console management products allow remote access to a variety of equipment that often exists in a redundant scheme, including workstations, servers and networking equipment, as if the user were physically at the remote site where the equipment is aggregated. The benefits of the Lightwave products include reduced costs to access, manage and upgrade remote equipment through a secure and fail-safe networked system. We believe we will be able to sell our Multiport Device Server products to Lightwave customers.

  . Premise Systems. In March 2001, we purchased 283,476 shares of Series A Preferred Stock of Premise Systems, Inc., or approximately 19.9% of their capital stock, for an aggregate purchase price of $2.0 million. Premise Systems is a developer of client-side software applications. We believe Premise Systems may develop software that will enhance the utility of our networking products. At the same time we entered into an agreement in which we agreed to acquire all of the remaining equity securities of Premise Systems upon their first bona fide shipment of building automation software. If this were not to occur prior to March 21, 2002, neither we nor Premise Systems would be obligated to consummate the merger. This milestone has not been met as of the date of this prospectus, and we cannot predict at this time when or whether the acquisition would be completed. In the event we do acquire Premise Systems, we will be obligated to issue up to 1,150,000 shares of our common stock.

  . Synergetic Micro Systems. In May 2001, we entered into a non-binding term sheet with Synergetic, a provider of embedded network communications solutions, in which we describe the basic terms of a contemplated transaction where we would purchase 336,700 shares of Synergetic's common stock and receive an option to acquire all of their remaining equity securities. We expect Synergetic would expand the capabilities of our embedded products. The term sheet contemplates that we would pay $800,000 for the common stock and the option. The option would grant us the right to acquire all of the outstanding equity securities of Synergetic for an aggregate purchase price of $16.5 million, consisting of the $800,000 we otherwise would have paid for Synergetic's common stock, the issuance of shares of our common stock valued at up to $13.2 million on the date of closing, and the assumption of all options issued to Synergetic employees, including options whose exercise price may be substantially below the then fair market value of our common stock. The option would expire on December 17, 2001. In the event we do not exercise our option, we would remain obligated to purchase the 336,700 shares of Synergetic's common stock. Because we have entered into a non-binding term sheet, we do not know whether we will be able to agree upon definitive documents on the terms contemplated in the term sheet or otherwise. Even if we do enter into definitive documentation, we do not know whether we would exercise our right to acquire all of the stock of Synergetic.

Products

   We develop, market and support a variety of versatile, turnkey hardware and software products that enable electronic devices to be connected over the Internet or other networks. Our connectivity solutions are currently deployed in industrial automation, healthcare, security access/control, retail/point of sale, commercial/information technology, and telecommunication markets. Our products are based on our integrated, open architecture Device Server Technology.

                          Net Revenues for
                          Nine Months Ended
                           March 31, 2001       Primary Product
      Product Family         (millions)             Function              Products
      --------------      ----------------- -----------------------   ----------------
 Device Servers                 $25.7       Enable almost any         . External and
  (including software)                      electronic device to        embedded
                                            become network-enabled,     CoBox, MSS and
                                            allowing the user to        UDS products.
                                            control the device by
                                            way of the Internet
                                            using a wide range of
                                            network protocols.
                                                                      . VoiceOver IP,
                                                                        TCP/IP, RTOS,
                                                                        and File
                                                                        System
                                                                        software
                                                                        packages.

 Multiport Device Servers       $ 9.9       Enable multiple devices   ETS and LRS
  (including software)                      to become network-        products.
                                            enabled, allowing the
                                            user to control the
                                            devices by way of the
                                            Internet using a wide
                                            range of network
                                            protocols.

 Print Servers and Other        $ 3.0       Allow multiple users to   EPS, MPS and LPS
                                            share printers anywhere   products.
                                            on an Ethernet network
                                            using a wide range of
                                            network protocols.

Device Servers and Multiport Device Servers

   We produce a wide variety of Device Servers. Both our Device Servers and our Multiport Device Servers enable almost any electronic device to become network-enabled, allowing the user to control the device by way of the Internet or other networks. Our products range from our MSS, UDS and CoBox lines of single and dual-port Device Servers, in sizes as small as a matchbook, to our ETS line of rackmount and tabletop Multiport Device Servers to our VoiceOver IP, TCP/IP, RTOS and File System software packages.

   Device Servers. Originally our Device Servers were designed using our Micro Serial Server, or MSS, architecture. In 1998, we acquired ProNet GmbH, a supplier of industrial applications and Device Servers. Using the acquired proprietary CoBox architecture, we introduced a board-level Device Server, which gives OEMs a quick and compatible way to embed open standards-based Internet capability and computing power into almost any electronic device. We also provide Device Servers for the industrial automation market, which are available in industry-standard DIN Rail form factors, with support for traditional industrial communications protocols including Modbus and SECS. We recently announced a line of Device Servers based on our new DSTni chip, which is a single chip solution providing the key elements of network connectivity in a semiconductor. The DSTni chip is currently in beta testing. Device Servers are easy to manage using any standard web browser, due to a built-in HTTP server and Java management program.

   Multiport Device Servers. We offer a broad line of Multiport Device Servers, which are specialized devices that can network multiple devices while operating independent of any proprietary host and supporting virtually every standard networking protocol. These devices assist in maintaining network integrity and effectiveness by providing remote monitoring and control over networked equipment.

   Software. Our software supports our hardware platform and includes a standards-based operating system that includes protocol stacks, device drivers and application protocol interfaces. The acquisition of USSC expanded our ability to be used on multiple CPUs. It also provided us a product offering with a TRON API, or application protocol interface, and other standard-based protocols that are used extensively in the Japanese consumer and industrial electronics market and is currently being sold separate for our hardware solution.

Non-Core Products

   Print Servers and Other. We also sell switches, hubs, serial (TTY) switches and other connectivity peripherals that our customers may request in conjunction with our Device Servers, Multiport Device Servers and Print Server products. We offer our MPS, LPS and EPS lines of print servers, which enable multiple users to share printers anywhere on an Ethernet network using a wide range of network protocols. Our EPS product line supports TCP/IP, IPX, AppleTalk, and LAT protocols. Within the individual EPS products, additional protocols are supported. Our MPS and LPS product lines support TCP/IP, IPX, NetBIOS/NetBEUI and LAT. In addition, our MPS product line supports AppleTalk.

Customers

   Our network-enabling and system management technologies have a broad range of applications across a variety of markets, including telecommunications, industrial automation, healthcare, security/access control, retail/point of sales and commercial/information technologies. We primarily service these markets by selling our products directly to OEMs and end-users or indirectly through channel partners such as distributors, VARs and system integrators.

   Original Equipment Manufacturers and End-Users. Our OEM customers manufacture products that traditionally have not been networked, but for which consumers are increasingly demanding networking capabilities. Typically, OEMs use our external solutions to network-enable their installed base of products and our embedded solutions to network-enable their current and future products. These OEMs typically lack a core competency in networking but require solutions that enable them to quickly introduce network solutions to their end-users. We allow OEMs to outsource the development function of these networking solutions, and as a result, reduce the OEMs' research and development costs, avoid integration problems and bring newly networked products to market faster. We expect that our sales to OEMs as a percentage of our sales will increase in the future.

   Value Added Resellers/Systems Integrators. Our VAR and systems integrator customers are typically seeking an easily integrated, open standards-based way to connect a variety of devices to networks to address the needs of their customers. Our products enable VARs and systems integrators to create value added networking solutions for their customers.

   Distributors. Our distributor customers resell our products to a variety of customers including manufacturers, VARs, systems integrators and end-users. We primarily use the distribution channel to service smaller VARs, systems integrators and end-user customers that would not be cost effective for us to service directly.

Selected Case Studies

   Our products are used to enable network connectivity and for system management solutions in a wide variety of industries. Below are case studies depicting the use of our products.

 Enabling Network Connectivity:

  . Wireless Communications. A provider of wireless communications systems has embedded our Device Server Technology within its communications equipment to enable the access, management and delivery of information across a wireless local area network and across a wide area network through a wireless satellite link. Our technology has allowed them to provide real-time access to shared data across this wireless network to one of its customers' fleet of delivery vehicles. This service has provided the customer with a cost-effective means to share critical data between its fixed locations and its sizeable fleet of delivery vehicles.

  . Medical Equipment. i-Stat is a provider of handheld point-of-care blood analysis products. Hospitals using the i-Stat product had been connecting the handheld to a dedicated cable from a centralized nurses station for purposes of transmitting the results of a patient's blood analysis to the central data station. i-Stat sought to utilize the existing Ethernet system in the hospital to deliver real-time results directly from a patient's bedside. Utilizing our Device Server Technology, i-Stat was able to connect its serial port to the hospital's Ethernet interface, providing an efficient, cost-effective means of sharing real time data from the patient's bedside. Although i-Stat initially utilized our external Device Server product, it has since embedded our technology into its equipment.

 System Management:

  . Network Infrastructure Equipment. In the event of a problem with one of its routers, one of our communications company customers had been required to dispatch a technician to the physical location of the site to conduct field diagnostics and router maintenance. Utilizing our Device Server Technology, the company created network connectivity to its routers. Now the company can download configuration files and firmware to non-configured routers, download databases and configure many kinds of routers in a variety of locations from one network interface, thus saving related travel and down time expenses.

  . Physical Plant Management. Siemens Building Technologies supplies technology that regulates multiple heating and cooling systems. As network technology has advanced, buildings had to either add new networking lines or add costly phone lines to improve their facility systems network performance. Siemens historically utilized a separate PC to control each building's HVAC system which required multiple service technicians to monitor and regulate each of these systems by visiting each PC. Siemens replaced each PC with our Lantronix MSS 100 10/100 Ethernet Device Server which was networked with the building-level network. This enabled each HVAC system to be controlled remotely via a single PC and to eliminate significant labor costs associated with locally monitoring the PCs.

Sales and Marketing

   We maintain regional sales offices in Irvine, California; Milford, Connecticut; Hillsboro, Oregon; the Netherlands and Singapore. Additionally, we have local sales offices in France, Germany, Spain, Switzerland, the United Kingdom and the United States. Our direct sales force consisted of 36 sales professionals as of March 31, 2000, and 64 sales professionals located worldwide as of March 31, 2001. Since we believe that our networking products have application in a broad variety of end markets and geographies, we have aggressively expanded our sales force to pursue these opportunities. We supplement our sales effort with marketing activities designed to build our brand name and promote product awareness. These activities include magazine and online advertising, public relations efforts and targeted mailings. We also participate in trade shows and industry gatherings.

Manufacturing

   Our manufacturing objective is to produce reliable, high quality products at competitive prices and to achieve on-time delivery to our customers. We outsource the manufacturing of our products, which enables us to concentrate our resources on the design, engineering and marketing of our products where we believe we have greater competitive advantages, and to eliminate the high cost of owning and operating a manufacturing facility.

   We currently outsource all of our product manufacturing to multiple contract manufacturers. Our manufacturing is performed on a purchase order basis and the manufacturers are not contractually obligated to accept our manufacturing requests or deliver our requests within our desired schedules.

   Historically, we have supplied our own raw materials to our contract manufacturers and testing is performed by the manufacturer using test equipment we supply to them. Recently, we have implemented a new manufacturing strategy with two of our contract manufacturers. Under these agreements, the manufacturer sources and supplies raw materials, components and integrated circuits in accordance with our pre-determined specifications and forecasts. We believe that this arrangement will decrease our working capital requirements, allow us to re-deploy procurement personnel and provide us with better raw material and component pricing, which may enhance our gross and operating margins. We expect the volume of our business under this new manufacturing strategy to increase over time. We buy some of our integrated circuits from single sources of supply. We also employ quality control personnel who visit our contract manufacturers' sites at regular intervals and independently test our products. Please see "Risk Factors" for a discussion of the risks associated with manufacturing.

Research and Development

   Our research and development efforts are focused on the development of technology and products that will enhance our position in our markets. We employed 19 people in our research and development organization as of March 31, 2000, and 34 people as of March 31, 2001. Our research and development expenses were $1.8 million for the year ended June 30, 1998, $2.6 million for the year ended June 30, 1999, and $3.2 million for the year ended June 30, 2000. These expenses were $3.2 million for the nine months ended March 31, 2001, as compared to $2.3 million for the nine months ended March 31, 2000.

   We believe that we must continually enhance the performance and flexibility of our current products, and successfully introduce new products to maintain a leadership position. We intend to substantially increase our research and development expenditures over the next two years including planned increases in personnel, material costs and depreciation resulting from higher capital expenditures.

Competition

   The markets in which we participate are competitive and we expect competition to intensify in the future. Our current and potential competitors include the following:

  . companies with network-enabling technologies, such as Avocent, Echelon, JUMPtec, Moxa and Windriver;

  .  companies in the automation industries, such as Schneider and Siemens;
     and

  . companies with significant networking expertise and research and development resources, including Cisco Systems, IBM and Lucent Technologies.

   The principal competitive factors that affect the market for our products are:

  . product quality, technological innovation, compatibility with standards and protocols, reliability, functionality, ease of use, and compatibility;

  .  price of our products; and

  . potential customers' awareness and perception of our products as well as network-enabling technologies generally.

   We offer an open architecture, meaning that much of our technology can be licensed without royalties or licenses fees. As a result, our customers could develop products that compete with our offerings. In addition, there is a risk that our customers could develop and market their own applications based on our technology without paying a fee to us.

   If we are unable to compete successfully with new or existing competitors or otherwise meet the competitive challenges we face, we could receive fewer orders than we anticipate, lose existing customers, have reduced operating margins and lose market share. This could harm our business and cause the price of our stock to decline.

Intellectual Property Rights

   We have developed proprietary methodologies, tools, processes and software in connection with delivering our services. We rely on a combination of copyright, trademark, trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses to establish and protect our proprietary rights. We do not rely on patents to protect our proprietary rights.

   Trade secret and copyright laws afford us only limited protection. We typically enter into confidentiality and non-disclosure agreements with our employees. These agreements are intended to limit access to and distribution of our proprietary information. In addition, we have entered into non-competition agreements with certain of our key employees. We cannot be certain that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In addition, an adverse change in the laws protecting intellectual property could harm our business.

   In July 2001, Digi International, Inc. filed a lawsuit against us alleging that our multiport device servers, specifically our ETS line of products, when coupled with our Comm Port Redirector software infringe a patent held by Digi. We believe we have meritorious defenses to Digi's lawsuit and we intend to vigorously defend our position in the appropriate venue. See "Risk Factors--We might become involved and are currently involved in litigation over proprietary rights, which could be costly and time consuming."

Limitations on Our Rights to Intellectual Property

   Pursuant to an agreement dated February 29, 1989, between us and Gordian, Inc., Gordian developed certain intellectual property used in our Micro Serial Server line of products. These products represented and continue to represent a significant portion of our revenues. Under the terms of this agreement Gordian owns the rights to the intellectual property developed by it but has agreed that for the term of the agreement it will not develop products for any other party which will directly compete with a product Gordian developed for us. The agreement with Gordian currently provides that we are required to pay royalties in relation to gross margin of products sold under the agreement. In the fiscal year ended June 30, 2000, we paid Gordian approximately $2.2 million in royalties and for the nine months ended March 31, 2001 we paid Gordian approximately $1.6 million in royalties. Our products incorporating technology developed by Gordian, excluding MSS products, represented 43.7% of our net revenues for the year ended June 30, 2000, and 38.0% of our net revenues for the nine months ended March 31, 2001. Our agreement with Gordian terminates at the end of the sales life of the product. The agreement may also be terminated by either party upon 30 days notice or under other specified conditions. In the event that the Gordian agreement is terminated, we may lose our rights to the intellectual property developed under the Gordian agreement and this might prevent us from marketing some or all of our MSS line of products in the future. Although we believe that other products developed by us using alternative technology can be substituted in the future for the products sold by us using the technology developed by Gordian, Inc., in the event our agreement with Gordian, Inc. is terminated, we might lose customers and revenues and if this were to occur it would harm our business.

United States and Foreign Government Regulation

   Many of our products and the industries in which they are used are subject to federal, state or local regulation in the United States. In addition, our products are exported and six of our wholly-owned subsidiaries are incorporated outside of the United States. Therefore, we are subject to the regulation of foreign governments. For example, wireless communication is highly regulated in both the United States and elsewhere. Our products currently employ encryption technology. The export of encryption software is restricted. We can not assure you that these or other existing law or regulation will not adversely affect us. In addition, future regulation could adversely affect our business, operating results and financial condition.

Employees

   As of March 31, 2001, we had 197 full-time employees. As of that date, we had 34 employees in research and development, 101 in sales and marketing department, 41 in general and administrative employees and 21 in operations. We have not experienced any work stoppages and we believe that our relationship with our employees is good. None of our employees are currently represented by a labor union.

Facilities

   Our headquarters are located in a leased facility in Irvine, California consisting of approximately 51,000 square feet. The lease for this facility expires in July 2005. The headquarters of Lightwave are located in a leased facility in Milford, Connecticut consisting of approximately 50,000 square feet. We are currently leasing the property on a month-to-month basis. Pursuant to a letter agreement with the owners of the property, we are currently negotiating a 15-year lease. The headquarters of USSC are located in a leased facility in Hillsboro, Oregon consisting of approximately 10,700 square feet. The lease for this facility expires in August 31, 2005.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The following table sets forth certain information concerning each of our executive officers, directors and key employees as of June 15, 2001:

     Name                Age                     Position(s)
     ----                ---                     -----------
Bernhard Bruscha........  48 Chairman of the Board of Directors
Frederick G. Thiel......  40 President, Chief Executive Officer and Director
Steven V. Cotton........  38 Chief Financial Officer and Chief Operating Officer
Johannes G. Rietschel...  38 Chief Technology Officer
Debbie Ures.............  44 Vice President, Worldwide Sales
Curtis D. Brown.........  54 Executive Vice President, Research and Development
Carolyn M. Jones........  38 Vice President, Information Technology
Anthony Macciola........  38 Vice President, Marketing
Thomas W. Burton........  55 Director
H.K. Desai..............  55 Director
Howard T. Slayen........  54 Director

   Bernhard Bruscha has been the Chairman of the Board since he founded our company in June 1989. Since 1991, Mr. Bruscha has served as Chief Executive Officer of transtec AG, a computer systems manufacturer. transtec AG is a leading European direct computer reseller.

   Frederick G. Thiel has served as our President and Chief Executive Officer since April 1998, and was appointed as a director in August 2000. From
July 1996 to April 1998, Mr. Thiel served as a Corporate Vice President, Marketing and General Manager, Storage Division for CMD Technology, a developer of RAID storage controllers. From June 1994 to March 1996, Mr. Thiel was with Standard Microsystem Corporation, a manufacturer of networking technology, as the Director of Worldwide Marketing from January 1996 to March 1996, and as the Director of Product Marketing from June 1994 to January 1996. Mr. Thiel also serves as a director for Patriot Scientific Corporation, a provider of data communications products.

   Steven V. Cotton has served as our Chief Financial Officer and Chief Operating Officer since December 1999. From August 1996 to December 1999, Mr. Cotton served as the Chief Financial Officer and Chief Operating Officer at
M2 Automotive, an automotive repair business. From August 1991 to August 1996, Mr. Cotton was a Senior Vice President and Chief Financial Officer at Panda Management Company, a restaurant management business.

   Johannes G. Rietschel has served as our Chief Technology Officer since January 1999. From December 1987 to December 1998, Mr. Rietschel served as the President and Chief Executive Officer of ProNet GmbH which we acquired in October 1998. Mr. Rietschel serves on the board of directors of ICARO Software GmbH, a software solutions company, and IZY Communications, Inc.

   Debbie Ures has served as our Vice President, Worldwide Sales since April 2001. Prior to joining us, from November 1998 until March 2001, Ms. Ures served as the Vice President of Americas Sales for International Rectifier, a supplier of power semiconductors. From October 1984 until September 1996, Ms. Ures was with Hitachi, a manufacturer of electronic and electrical products, in various sales and marketing positions, including Worldwide Account Manager.

   Curtis D. Brown has served as our Executive Vice President, Research and Development since June 2001. Prior to joining us, Mr. Brown served as Vice President, DLT Tape Engineering for Quantum Corporation, a designer and manufacturer of DLTtape drives, media cartridges and storage systems, from July 2000 to December 2000. From March 1999 to May 2001, Mr. Brown served as President of iUpgrade, a developer of hardware and software techniques. From September 1997 to March 1999, Mr. Brown served as Vice President, Engineering for CMS Peripherals, a computer drives and peripherals company. From April 1994 to April 1996, he served as Vice President and Chief Technology Officer for Conner Peripherals/Seagate, a disc drive manufacturer.

   Carolyn M. Jones has served as our Vice President, Information Technology since January 2001. From March 2000 to January 2001, Mrs. Jones was with Global e-Companies, an e-commerce company, as their Sr. Vice President of IT and Chief Technology Officer. Prior to joining Global e-Companies, Mrs. Jones was the Director of Information Technology at Buy.com, an Internet retailer, from July 1998 to March 2000. From March 1995 to July 1998 Mrs. Jones served as Senior Manager of Information Technology for Hewlett Packard, a provider of computing and imaging solutions, in their e-commerce division.

   Anthony Macciola has served as our Vice President, Marketing since May 2000. Prior to joining us, Mr. Macciola was with Kofax Image Products, a provider of imaging, workflow and document management technology, from February 1990 until May 2000 where he held several positions, including Director of Marketing-- Technology Business Unit from December 1998 to May 2000, Manager of Product Marketing--Technology and Application Business Units from December 1996 to December 1998, and Senior Product Manager--Technology Business Unit from October 1994 to December 1996.

   Thomas W. Burton has been a member of our board of directors since our inception in 1989. Mr. Burton, an attorney, has operated his own law office, Thomas W. Burton, PLC since June 1999. From January 1994 to June 1999, Mr. Burton served with the law firm of Cummins & White LLP.

   H.K. Desai was elected to the board of directors in October 2000. Mr. Desai is currently the Chief Executive Officer of QLogic Corporation, a company that provides end-to-end connectivity for the SAN. From 1995 to 1996, Mr. Desai was the President and Chief Technical Officer of QLogic. Mr. Desai also serves on the board of Microsemi Corporation, a supplier of analog integrated circuits and power and signal discrete semiconductors.

   Howard T. Slayen was elected to the board of directors in August 2000. Mr. Slayen is currently the Executive Vice President and Chief Financial Officer of Quaartz Inc., a newly founded web-hosted communications business. From 1971 to 1999, Mr. Slayen held various positions with PricewaterhouseCoopers LLP, including his most recent position of Corporate Finance Partner.

Board Composition

   Our Board of Directors currently consists of five directors. Our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors might have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

Committees of the Board of Directors

   Our audit committee is currently comprised of Thomas Burton, H.K. Desai and Howard Slayen. The audit committee makes recommendations to the board of directors regarding the selection of our independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

   Our compensation committee is currently comprised of Bernhard Bruscha, Thomas Burton and Howard Slayen. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee was, at any time since our formation, an officer or employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

   The following table sets forth the compensation paid by us during the year ended June 30, 2000, our last completed fiscal year, to our Chief Executive Officer and to our other executive officers whose total annual salary and bonus exceeded $100,000. This prospectus refers to these executives as the Named Executive Officers.

                           Summary Compensation Table

                                      Annual        Long-Term
                                   Compensation    Compensation
                                 ----------------- ------------
                                                    Securities
                                                    Underlying     All Other
  Name and Principal Position     Salary   Bonus     Options    Compensation(2)
  ---------------------------    -------- -------- ------------ ---------------
Frederick G. Thiel.............. $220,385 $123,250   348,000        $5,992
 President and Chief Executive
 Officer

Johannes Rietschel..............  167,235   71,268    66,667         3,898
 Chief Technical Officer

Steven V. Cotton(1).............   99,355   13,855   688,000         1,787
 Chief Financial Officer and
 Chief Operating Officer

--------
(1) Steven V. Cotton began his employment with us in December 1999. Mr. Cotton's annual salary for the fiscal year ended June 30, 2000 is $180,000.
(2) Represents amounts paid by us as a matching contribution to each employee's 401(k) account.

   In addition, two people who served as executives during the year ended June 30, 2000, and who received compensation in excess of $100,000 during that year, have since terminated their employment with us.

   Anthony Macciola, our Vice President, Marketing, began his employment with us in May 2000. His annual salary is $151,150 and he is eligible to earn incentive compensation of up to $9,947. In May 2000, Mr. Macciola was granted an option to purchase 60,000 shares of our common stock.

   Curtis Brown, our Executive Vice President, Research and Development joined us in June 2001 and Debbie Ures, our Vice President, Worldwide Sales, joined us in April 2001. Mr. Brown's annual salary for 2001 is $250,000. Ms. Ures's annual salary for 2001 is $225,000. Mr. Brown was granted an option to purchase 160,000 shares of our common stock in 2001. Ms. Ures was granted an option to purchase 280,923 shares of our common stock in 2001.

Option Grants in Last Fiscal Year

   The following table provides information relating to stock options awarded to each of the Named Executive Officers during the fiscal year ended June 30, 2000.

                                                                          Potential
                                                                      Realizable Value
                                      Individual Grants               at Assumed Annual
                         --------------------------------------------  Rates of Stock
                         Number of   Percent of                             Price
                         Securities    Total                          Appreciation for
                         Underlying   Options    Exercise              Option Term(4)
                          Options    Granted to  Price Per Expiration -----------------
     Name                Granted(1) Employees(2) Share(3)     Date       5%      10%
     ----                ---------- ------------ --------- ---------- -------- --------
Frederick G. Thiel......  348,000       11.8%      $0.50   12/09/2009 $109,428 $277,311
Johannes Rietschel......   66,667        2.3        6.00    5/19/2010  251,559  637,500
Steven V. Cotton........  688,000       23.4        0.50   12/09/2009  216,340  548,247

--------
(1) Options were granted under our 1993 Incentive Stock Option Plan and 1994 Nonstatutory Stock Option Plan. The 348,000 options for Fred Thiel will vest by August 1, 2002 and the 66,667 options for Johannes Rietschel will vest by May 19, 2004. For Steve Cotton's options, 348,000 will vest by August 9, 2002 and the remaining 340,000 will vest by December 9, 2005.
(2) Based on an aggregate of 2,941,644 options granted by us in the year ended June 30, 2000 to our employees, directors and consultants, including the Named Executive Officers.
(3) Options were granted at an exercise price equal to the fair market value per share of common stock on the grant date, as determined by our board of directors.
(4) The potential realizable value is calculated based on the term of the option at its time of grant, or ten years. The table also sets forth the potential realizable value over the term of the options, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10% compounded annually. These amounts are presented in accordance with rules promulgated by the Securities and Exchange Commission and do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of the common stock.

Aggregated Option Exercises in the Year Ended June 30, 2000 and Fiscal Year-End Option Values

   The following table sets forth information for each of the Named Executive Officers concerning option exercises for the fiscal year ended June 30, 2000, and exercisable and unexercisable options held at June 30, 2000.

   The "Value Realized" is calculated based on the fair market value of the shares acquired on the date of exercise minus the aggregate exercise price. The "Value of Unexercised In-the-Money Options at June 30, 2000" is based on a value of $8.00 per share of our common stock, which is the price of our stock offered under this prospectus, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1993 Incentive Stock Option Plan or our 1994 Nonstatutory Stock Option Plan.

                                                  Number of Securities    Value of Unexercised in-
                                                 Underlying Unexercised     the-Money Options at
                           Shares               Options at June 30, 2000        June 30, 2000
                         Acquired on   Value    ------------------------- -------------------------
     Name                 Exercise    Realized  Exercisable Unexercisable Exercisable Unexercisable
     ----                ----------- ---------- ----------- ------------- ----------- -------------
Frederick G. Thiel......   459,354   $2,673,440   12,820      1,313,250    $100,252    $10,158,255
Johannes Rietschel......       --           --       --          66,667         --         133,334
Steven V. Cotton........    48,572      267,146      --         639,428         --       4,795,710

Director Compensation

   Our non-employee directors receive $5,000 cash compensation annually for their services as directors and are reimbursed for their reasonable expenses for attending board and board committee meetings.

   Members of the board who are not our employees, or any parent, subsidiary or affiliate of us, are eligible to participate in the 2000 Stock Plan. Option grants under the 2000 Stock Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the common stock on the date of grant. Each eligible director is initially granted an option to purchase 25,000 shares on the date elected to the board of directors. At each Annual Meeting, each eligible director will automatically be granted an additional option to purchase 10,000 shares if he or she has served continuously as a member of the board since the date of his or her initial grant. The term of these options is ten years, provided that they will terminate three months following the date on which the director ceases to be a director or consultant of Lantronix (12 months if the termination is due to death or disability). All options granted under the 2000 Stock Plan will vest as to 50% of the shares on the of the date of grant and as to 4.17% of the shares each month thereafter, provided the optionee continues as a director or consultant of Lantronix.

   Except as described above, directors do not receive additional compensation for their services as directors of Lantronix or as members of committees of the board of directors.

Employment Agreements

   We entered into an employment agreement in April 1998 with Frederick G. Thiel, who serves as our Chief Executive Officer, which was amended effective as of April 1999 and again as of April 2001. The agreement provides that Mr. Thiel's employment is at-will and sets forth an initial annual base salary of $200,000, subject to annual review by the board of directors, and incentive compensation of up to 50% of his annual base salary. Mr. Thiel's agreement also provides that he be granted stock options representing 3.5% of our then outstanding shares at the time the employment agreement was executed. Pursuant to this agreement, Mr. Thiel was granted 696,000 stock options on October 15, 1998. The options were granted under our 1993 Incentive Stock Option Plan and 1994 Nonstatutory Stock Option Plan. Mr. Thiel is also subject to confidentiality and noncompete restrictions under his employment agreement. The enforcement of these noncompete restrictions may be limited under California law. Our agreement with Mr. Thiel terminates in September 2001.

   We entered into an employment agreement in December 1999 with Steven V. Cotton, who serves as our Chief Financial Officer and Chief Operating Officer. The agreement provides that Mr. Cotton's employment is at-will and sets his annual base salary at $180,000 and provides for incentive compensation of up to 30% of his annual base salary. Pursuant to his employment agreement Mr. Cotton was granted 340,000 stock options under our 1994 Nonstatutory Stock Option Plan on December 9, 1999. If after a change in control we terminate Mr. Cotton without cause or if Mr. Cotton resigns with "good reason," Mr. Cotton will receive his current base salary and certain benefits for a period of 18 months, 100% of his incentive bonus for the quarter in which his employment ends and acceleration of 50% of his unvested options. If we terminate Mr. Cotton without cause for reasons not associated with a change in control, Mr. Cotton will receive his current base salary and certain benefits for a period of nine months, his incentive bonus for the quarter in which his employment ends, and an extension of the vesting of all unvested stock options for three years beyond the date of termination. Mr. Cotton is subject to confidentiality and noncompete restrictions under his employment agreement. The enforcement of these noncompete restrictions might be limited under California law.

   We entered into an employment agreement in September 1998 with Johannes Rietchsel, our Chief Technology Officer. The agreement provides that Mr. Rietchsel's employment is at-will and sets his annual base salary at $155,000 per year and incentive compensation at up to 30% of his annual base salary. Mr. Rietchsel is subject to confidentiality and noncompete restrictions under his employment agreement. The enforcement of these noncompete restrictions might be limited under California law. Our agreement with Mr. Rietchsel terminates on December 31, 2001.

Employee Benefit Plans

   1993 Incentive Stock Option Plan. Our 1993 Incentive Stock Option Plan provides for the grant of incentive stock options to key employees and affiliates. Our board of directors administers the 1993 Plan and determines the terms and conditions of all grants, including the exercise price, the duration of the option and the form of payment upon exercise of the option. No option granted under the 1993 Plan is transferable or assignable other than by will. The board of directors determined that as of the effective date of our initial public offering, no further option grants will be made under the 1993 Plan.

   In the event we are acquired in a merger or asset purchase, each outstanding option granted under the 1993 Plan may be assumed or substituted for by the successor corporation. In the event that the successor corporation refuses to assume or issue an equivalent option for each outstanding option, the options shall become fully vested and exercisable provided, however, the options are not subject to other limitations imposed by the board of directors at the time of the grant.

   No optionee may, at the time any option is granted under the 1993 Plan, own stock possessing more than ten percent of the total combined voting power of all classes of stock of the corporation or of its parent or subsidiary corporations unless, if at the time such option is granted, the option price is at least 110% of the fair market value of the stock and the option expires five years from the date of the grant.

   The aggregate number of shares of common stock which may be issued upon the exercise of incentive stock options granted under this 1993 Plan shall not exceed 4,000,000 shares. As of June 8, 2001, options to purchase an aggregate of 1,488,928 shares of our common stock under the 1993 Plan were outstanding.

   1994 Nonstatutory Stock Option Plan. Our 1994 Nonstatutory Stock Option Plan provides for the grant of nonstatutory stock options to employees, officers, directors and affiliates. Our board of directors, or a committee of the board, administers the 1994 Plan and has sole authority to determine the conditions of option grants including the exercise price, the duration of the option and the form of payment upon exercise. No options granted under the 1994 Plan are transferable or assignable other than by will. The board of directors determined that as of the effective date of our initial public offering, no further option grants will be made under this plan.

   In the event we are acquired in a merger or asset purchase, each outstanding option granted under the 1994 Plan may be assumed or substituted for by the successor corporation. In the event that the successor corporation refuses to assume or issue an equivalent option for each outstanding option, the options shall become fully vested and exercisable provided, however, the options are not subject to other limitations imposed by the board of directors at the time of the grant.

   The aggregate number of shares of common stock which may be issued upon the exercise of nonstatutory stock options granted under the 1994 Plan shall not exceed 10,000,000 shares. As of June 8, 2001, options to purchase an aggregate of 391,708 shares of our common stock under the 1994 Plan were outstanding.

   2000 Stock Plan. Our board of directors adopted our 2000 Stock Plan in May 2000. A total of 1,000,000 shares of common stock were initially reserved for issuance under the 2000 Stock Plan. The number of shares available for issuance increases annually on the first day of each new year beginning in 2001. The increase is equal to the lesser of 5% of the outstanding shares of common stock on the first day of the year, 1,000,000 shares or an amount as the board of directors may determine. Employees may be granted incentive stock options. Employees, directors and consultants may be granted nonstatutory stock options and stock purchase rights, or SPRs. As of June 8, 2001, options to purchase an aggregate of 1,352,911 of our common stock under the 2000 Stock Plan were outstanding.

   Our board of directors, or a committee of the board, administers the 2000 Stock Plan. The stock plan administrator has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR, the exercisability of the options and the form of consideration payable upon exercise.

   The exercise price of all options granted under the 2000 Stock Plan is set by a committee, and the exercise price of all incentive stock options granted under the 2000 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 Stock Plan may not exceed ten years.

   The administrator of the 2000 Stock Plan fixes the period within which an option may be exercised and the conditions to exercise at the time an option is granted. If the optionee ceases to be an employee, director or consultant of the company, the optionee generally must exercise an option granted under the 2000 Stock Plan at the time set forth in the optionee's option agreement. If the option terminates because of death or disability, the optionee must exercise an option within 12 months of such termination. In no event may an optionee exercise an option after the expiration of the option's term.

   The administrator determines the exercise price of SPRs granted under the 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the SPR shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase is the original price paid by the purchaser. The price may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option lapses at a rate that the administrator determines.

   The 2000 Stock Plan provides for an initial automatic grant of an option to purchase 25,000 shares of common stock to a director who first becomes an outside director on or after our initial public offering. The 2000 Stock Plan defines an outside director as a director who is not an employee. Each outside director will also be automatically granted an option to purchase 10,000 shares of common stock following each annual meeting of the stockholders beginning after the end of our fiscal year 2001, if immediately after such meeting, he or she shall continue to serve on the board and has served on the board of directors for at least the preceding six months. Fifty percent of the shares of each option granted will vest on the first anniversary of the date of the grant of the option, and the remainder of the shares vest in equal monthly installments over the next succeeding year. All outstanding options granted to outside directors fully vest upon a change of control. The exercise price of options granted to outside directors is 100% of the fair market value of our common stock on the date of grant.

   United States Software Corporation 2000 Stock Plan. In December 2000, we acquired United States Software Corporation and assumed the outstanding options under their 2000 Plan, the terms and conditions of which are substantially the same as the terms and conditions of our 2000 Stock Plan. A total of 203,369 shares of our common stock were reserved for issuance under the USSC Plan. As of June 8, 2001, options to purchase an aggregate of 127,167 shares of our common stock under this plan were outstanding in connection with our assumption of the USSC stock options. We do not intend to grant any additional options under this plan.

   Lightwave Communications, Inc. 2001 Stock Plan. In June 2001, we acquired Lightwave and assumed the outstanding options under their 2001 Plan, the terms and conditions of which are substantially the same as the terms and conditions of our 2000 Stock Plan. A total of 870,513 shares of our common stock were reserved for issuance under the Lightwave Plan. As of June 8, 2001, options to purchase an aggregate of 870,513 shares of our common stock under this plan were outstanding in connection with our assumption of the Lightwave stock options. We do not intend to grant any additional options under this plan.

   2000 Employee Stock Purchase Plan. The board of directors adopted our Purchase Plan in May 2000. A total of 750,000 shares of common stock has been initially reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, beginning in 2001, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 150,000 shares or an amount as the board of directors may determine. As of June 8, 2001, we have not issued any options to purchase shares of our common stock under the Purchase Plan.

   The board of directors, or a committee appointed by the board, administers the Purchase Plan. The board or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

   Employees are eligible to participate if they are customarily employed by us, or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if such an employee:

  . immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

   The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive 24 month offering periods. The offering periods generally start on the first trading day on or after August 1 and February 1.

   The Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings, bonuses and commissions but excludes shift premium payments, incentive compensation, incentive payments and other compensation.

   Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. The maximum number of shares a participant may purchase during a single offering period is 25,000 shares.

   The Purchase Plan will terminate in 2010. However, the board of directors has the authority to amend or terminate the Purchase Plan at any time, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

Limitations of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

Our Formation

   We were initially formed as "Lantronix," a California corporation, in June 1989 and have been primarily engaged in the design and distribution of networking products. We were reincorporated as a Delaware corporation in May 2000. In January 1992, we formed Lantronix International Inc., a U.S. Virgin Islands corporation to conduct our international sales.

   In October 1998, we acquired ProNet GmbH, a supplier of industrial application device servers. ProNet GmbH is in the process of being liquidated in connection with the restructuring of our German subsidiaries. At the time of this acquisition, ProNet GmbH owned 65% of Acola GmbH, a sales organization. We subsequently purchased the remaining capital stock of Acola GmbH and transferred ownership of Acola GmbH to Lantronix Europe GmbH, a wholly owned subsidiary formed to sell our products in Europe.

   In March 2000, we established Lantronix International AG Switzerland, as our wholly owned subsidiary. Since that time, we have also formed Lantronix UK Ltd. and Lantronix Singapore as wholly owned subsidiaries, each of which will conduct sales activities under Lantronix International AG Switzerland. This structure was established to conduct substantially all of our European and Asia Pacific sales. We subsequently transferred ownership of Lantronix UK Ltd. and Lantronix Singapore to Lantronix International AG Switzerland.

   In December 2000, we acquired as a wholly owned subsidiary United States Software Corporation, an Oregon corporation that provides software solutions for embedded technology applications. USSC was founded in 1975 and was privately owned prior to our acquisition.

   In June 2001, we acquired as a wholly owned subsidiary Lightwave Communications, a Connecticut company that provides device and system console management solutions. Lightwave was founded in 1986 and was privately owned prior to our acquisition.

Stock Transactions

   As part of our acquisition of ProNet GmbH in October 1998, Johannes Rietchsel, a ProNet GmbH stockholder, and his wife purchased 3,437,988 shares of our common stock for cash of $602,000, the deemed fair market value of our common stock on the date of purchase. Mr. Rietchsel serves as our Chief Technology Officer.

Indemnification and Employment Agreements

   We have entered into indemnification agreements with each of our directors and officers, see "Management--Limitations of Liability and Indemnification Matters." We have entered into employment agreements with our officers. See "Management--Employment Agreements."

Related Party Transactions

 transtec AG

   Bernhard Bruscha, our Chairman of the Board, is the majority stockholder and Chief Executive Officer of transtec AG, a computer systems manufacturer. transtec AG is a major customer of ours, accounting for $5.0 million of net revenues for the year ended June 30, 1997, $5.1 million of net revenues in the year ended June 30, 1998, $3.8 million of net revenues for the year ended June 30, 1999, $3.2 million for the year ended June 30, 2000 and $4.4 million of net revenues for the nine months ended March 31, 2001.

   In addition, we entered into a software maintenance contract with transtec AG in January 1999 under which we pay $90,000 in annual maintenance fees per year through December 2003.

 KC Cubed Realty Associates, LLC

   We entered into a Letter Agreement dated June 7, 2001 with KC Cubed Realty Associates, LLC, or KC Cubed, which provides that KC Cubed will negotiate with us to enter into a definitive lease agreement within 30 days whereby KC Cubed will lease to us the property located at 100 Washington Street, Milford, Connecticut. The Letter Agreement further provides that the definitive lease agreement will include a provision that the per square foot base rental rate shall be no more than $11.00 per square foot and shall be adjusted bi-annually in an amount based on the change in the consumer price index, provided that no increase shall exceed four percent in any bi-annual adjustment.

   The property is currently being used for the operations of Lightwave and we anticipate the property will continue to be used for the operations of Lightwave. The members of KC Cubed are the former stockholders of Lightwave, prior to its merger with us. David Cheever, one of the members of KC Cubed and a former Lightwave stockholder, is the president of Lightwave and each of the four remaining KC Cubed members are employees of Lightwave.

Certain Transactions with Directors and Executive Officers

 Option Exercises

   On May 19, 2000, Frederick Thiel exercised options to acquire 459,354 shares of common stock at a price of $0.18 per share. Mr. Thiel paid for such shares with a full-recourse, three-year promissory note in the principal amount of $82,684 secured by the purchased shares. The note bears interest at a rate of 6.42% per annum.

   On May 19, 2000, Steven Cotton exercised options to acquire 48,572 shares of common stock at a price of $0.50 per share. Mr. Cotton paid for such shares with a full-recourse, three-year promissory note in the principal amount of $24,286 secured by the purchased shares. The note bears interest at a rate of 6.42% per annum.

   On May 19, 2000, Thomas Burton exercised options to acquire 100,000 shares of common stock at an average price of $0.28 per share. Mr. Burton paid for such shares with a full-recourse, three-year promissory note in the principal amount of $28,100 secured by the purchased shares. The note bears interest at a rate of 6.42% per annum.

   On May 19, 2000, W. Brad Freeburg exercised options to acquire 60,000 shares of common stock at an average price of $0.29 per share. Mr. Freeburg paid for such shares with a full-recourse, three-year promissory note in the principal amount of $17,200 secured by the purchased shares. The note bears interest at a rate of 6.42% per annum. This note was paid in full with all accrued interest on March 15, 2001.

   On November 1, 2000, Frederick Thiel exercised options to acquire 734,460 shares of common stock at a price of $0.18 per share. Mr. Thiel paid the aggregate exercise price for such shares with two full-recourse, three-year promissory notes in the aggregate principal amount of $132,203 secured by the purchased shares. The notes each bear interest at a rate of 6.15% per annum.

   On January 2, 2001, Steven Cotton exercised options to acquire 48,572 shares of common stock at a price of $0.50 per share. Mr. Cotton paid for such shares with a full-recourse, three-year promissory note in the principal amount of $24,286 secured by the purchased shares. The note bears interest at a rate of 5.9% per annum.

   On March 23, 2001, Steven Cotton exercised options to acquire 12,114 shares of common stock at a price of $0.50 per share. Mr. Cotton paid for the shares with a full-recourse, three-year $6,057 promissory note secured by the purchased shares. The note bears interest at a rate of 5.06% per annum.

   On March 29, 2001, Frederick Thiel exercised options to acquire 243,610 shares of common stock at a price of $0.18 per share and 348,000 shares of common stock at a price of $0.50 per share. Mr. Thiel paid for the shares with a full-recourse, three-year promissory note in the principal amount of $217,850 secured by the purchased shares. The note bears interest at a rate of 7.5% per annum.

   On March 29, 2001, Steven Cotton exercised options to acquire 578,742 shares of common stock at a price of $0.50 per share. Mr. Cotton paid for the shares with a full-recourse, three-year promissory note in the principal amount of $289,371 secured by the purchased shares. The note bears interest at a rate of 7.50% per annum.

   As of June 8, 2001, we loaned aggregate amounts of $2,105,264 to Mr. Thiel and $166,551 to Mr. Cotton, pursuant to multiple non-recourse promissory notes, to pay income tax liabilities incurred by each as a result of the exercise of options to purchase shares of our common stock, as set forth below:

                          Date(s) of Option
                             Exercise to     Date of      Principal
                              which Tax     Promissory    Amount of    Interest
   Name                   Liability Relates    Note    Promissory Note   Rate
   ----                   ----------------- ---------- --------------- --------
   Frederick Thiel.......      5/19/00       3/19/01       $184,338      5.38%
   Frederick Thiel.......      5/19/00       3/19/01        139,388      5.38
   Frederick Thiel....... 5/19/00; 11/1/00   4/16/01        600,000      5.19
   Frederick Thiel.......      11/1/00       3/19/01         31,767      5.38
   Frederick Thiel.......      11/1/00       3/19/01      1,149,771      5.38
   Steven Cotton.........      5/19/00       3/19/01         48,213      5.38
   Steven Cotton.........      1/2/01        3/19/01        101,160      5.38
   Steven Cotton.........      3/23/01       3/23/01         17,178      5.06

   In addition, we have agreed to loan Mr. Thiel and Mr. Cotton, pursuant to non-recourse promissory notes, future amounts necessary to pay income tax liabilities resulting from their respective exercises of options to purchase shares of our common stock on March 29, 2001.

 Option Grants

   On December 9, 1999, Steven Cotton was granted 688,000 stock options pursuant to our 1994 Nonstatutory Stock Option Plan at an exercise price of $0.50, 340,000 of which were granted pursuant to his employment agreement.

   On December 9, 1999, Frederick Thiel was granted 348,000 stock options pursuant to our 1994 Nonstatutory Stock Option Plan at an exercise price of $0.50.

   On May 19, 2000, Johannes Rietchsel was granted 66,667 stock options pursuant to our 1993 Incentive Stock Option Plan at an exercise price of $6.00.

   On January 3, 2001, H.K. Desai was granted 25,000 stock options pursuant to our 2000 Stock Plan at an exercise price of $6.38.

   On January 3, 2001, Howard Slayen was granted 25,000 stock options pursuant to our 2000 Stock Plan at an exercise price of $6.75.

   On April 1, 2001, Debbie Ures was granted 259,870 stock options at an exercise price of $4.75 and 21,053 stock options at an exercise price of $0.10, in each case pursuant to our 2000 Stock Plan.

   On June 6, 2001, Curtis Brown was granted 175,000 stock options pursuant to our 2000 Stock Plan at an exercise price of $9.00.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of June 8, 2001 and as adjusted to reflect the sale of the 6,000,000 shares of common stock offered by Lantronix pursuant to this prospectus for the following individuals or groups:

  . each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

  .  each of our named executive officers;

  .  each of our directors;

  .  all of our directors and executive officers as a group; and

  .  all selling stockholders.

   Unless otherwise indicated, the address for each stockholder on this table is c/o Lantronix, Inc., 15353 Barranca Parkway, Irvine, California 92618. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock shown to be held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes common stock underlying options held by such person that are exercisable within 60 days of June 8, 2001, but excludes common stock underlying options held by any other person. Percentage of beneficial ownership is based on 43,218,582 shares of common stock outstanding as of June 8, 2001. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option.

                                            Beneficial Ownership
                          --------------------------------------------------------
                             Before Offering                    After Offering
                          ---------------------  Number of   ---------------------
                          Number of  Percentage Shares Being Number of  Percentage
 Beneficial Owner Name      Shares   Ownership    Offered      Shares   Ownership
 ---------------------    ---------- ---------- ------------ ---------- ----------
Officers, Directors and
 5% Stockholders:
Bernhard Bruscha(1).....  21,946,720    50.8%    1,510,000   20,436,720    41.5%
Johannes Rietschel(2)...   2,877,988     6.7         --       2,877,988     5.8
Frederick G. Thiel(3)...   1,776,544     4.1         --       1,776,544     3.6
Steven V. Cotton(4).....     661,900     1.5         --         661,900     1.3
Thomas W. Burton........     100,000      *          --         100,000      *
Howard T. Slayen(5).....      28,962      *          --          28,962      *
H. K. Desai(6)..........      21,878      *          --          21,878      *
All executive officers
 and directors as a
 group (7 persons)(7)...  27,413,992    63.4         --      25,903,992    52.6

Other Selling
Stockholders:
Michael L. Canestri(8)..     685,714     1.6       83,333       602,381     1.2
Ross D. Capen(9)........     685,714     1.6       83,333       602,381     1.2
David B. Cheever(10)....     685,714     1.6       83,333       602,381     1.2
Peter T. Henderson(11)..     685,714     1.6       83,333       602,381     1.2
Kevin F. Keefe(12)......     685,714     1.6       83,333       602,381     1.2
Donald and Diane
 Dunstan(13)............     653,846     1.5       73,335       580,511     1.2

--------
  * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.
 (1) Mr. Bruscha is our Chairman of the Board and our founder. In the event the underwriters exercise their over-allotment option, Mr. Bruscha may offer up to an additional 300,000 shares.
 (2) Includes 659,496 shares of common stock owned by his spouse of which beneficial ownership is disclaimed.
 (3) Shares beneficially owned by Mr. Thiel includes 348,000 shares of common stock subject to our repurchase right within 60 days of June 8, 2001.
 (4) Shares beneficially owned by Mr. Cotton includes 562,550 shares of common stock subject to our repurchase right within 60 days of June 8, 2001.

 (5) Shares beneficially owned by Mr. Slayen includes 23,962 shares of common stock issuable upon exercise of stock options exercisable within 60 days of June 8, 2001.
 (6) Shares beneficially owned by Mr. Desai includes 21,878 shares of common stock issuable upon exercise of stock options exercisable within 60 days of June 8, 2001.
 (7) Shares beneficially owned by all executive officers and directors as a group includes 45,840 shares of common stock issuable pursuant to options exercisable within 60 days of June 8, 2001.
 (8) Shares beneficially owned by Mr. Canestri includes 637,714 shares held of record by Michael L. Canestri and 48,000 shares held of record by Michael
      L. Canestri c/o Chase Manhattan Bank, N.A. Mr. Canestri, a former stockholder of Lightwave, acquired the shares as a result of our acquisition of Lightwave.
 (9) Shares beneficially owned by Mr. Capen includes 637,714 shares held of record by Ross D. Capen and 48,000 shares held of record by Ross D. Capen c/o Chase Manhattan Bank, N.A. Mr. Capen, a former stockholder of Lightwave, acquired the shares as a result of our acquisition of Lightwave.
(10) Shares beneficially owned by Mr. Cheever includes 637,714 shares held of record by David B. Cheever and 48,000 shares held of record by David B. Cheever c/o Chase Manhattan Bank, N.A. Mr. Cheever, a former stockholder and Chief Executive officer of Lightwave, acquired the shares as a result of our acquisition of Lightwave.
(11) Shares beneficially owned by Mr. Henderson includes 637,714 shares held of record by Peter T. Henderson and 48,000 shares held of record by Peter
      T. Henderson c/o Chase Manhattan Bank, N.A. Mr. Henderson, a former stockholder of Lightwave, acquired the shares as a result of our acquisition of Lightwave.
(12) Shares beneficially owned by Mr. Keefe includes 637,714 shares held of record by Kevin F. Keefe and 48,000 shares held of record by Kevin F. Keefe c/o Chase Manhattan Bank, N.A. Mr. Keefe, a former stockholder of Lightwave, acquired the shares as a result of our acquisition of Lightwave.
(13) Shares beneficially owned by Mr. and Mrs. Dunstan includes 165,000 shares held of record by In Trust, Dunstan Charitable Remainder Unitrust, UAD, December 22, 2000, or the Dunstan Trust; 439,808 shares held of record by Donald Dunstan and Diane Dunstan as tenants in common; and 49,038 shares held of record by Donald Dunstan and Diane Dunstan as tenants in common c/o The Chase Manhattan Bank. All 73,335 shares being offered pursuant to this prospectus are being offered by the Dunstan Trust. The 653,846 shares beneficially owned by Mr. and Mrs. Dunstan were acquired as a result of our acquisition of USSC.

                          DESCRIPTION OF CAPITAL STOCK

General

   The following is a description of the material terms of our capital stock. Our certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, $0.0001 par value and 5,000,000 shares of preferred stock, $0.0001 par value. From time to time, our board of directors might establish the rights and preferences of the preferred stock. As of June 8, 2001, 43,218,582 shares of common stock and no shares of preferred stock were issued and outstanding and held by stockholders. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

Common Stock

   Subject to preferences that might be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. The holders of common stock do not have preemption rights. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we might designate in the future.

Preferred Stock

   Our board of directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be superior to the rights of the common stock. We cannot state with certainty the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. Nonetheless, the effects might include, among other things:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of the company without further action by the stockholders.

   We currently have no plans to issue any shares of preferred stock.

Charter and Bylaw Provisions and Delaware Law

   Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  the acquisition of our company by means of a tender offer;

  .  acquisition of our company by means of a proxy contest or otherwise; or

  .  the removal of our company incumbent officers and directors.

   These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging proposals because negotiation of the proposals could result in an improvement of their terms.

 Election and Removal of Directors

   Our board of directors is divided into three classes. The directors in each class serve for a three-year term, with our stockholders electing one class each year. See "Management--Board Composition." This system of electing and removing directors might tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

 Stockholder Meetings

   Under our bylaws, only the chairman of the board, the president or the holders of a majority of the outstanding capital stock may call special meetings of stockholders.

 Requirements for Advance Notification of Stockholder Nominations and Proposals

   Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

 Delaware Anti-takeover Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision might have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Elimination of Stockholder Action By Written Consent

   Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

 No Cumulative Voting

   Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

 Undesignated Preferred Stock

   The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Lantronix.

 Amendment of Charter Provisions

   The amendment of many of the provisions described above would require approval by holders of at least 66 2/3% of the outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of June 8, 2001, we have issued and outstanding an aggregate of 43,218,582 shares of common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless such shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option, approximately 27,744,000 shares of our common stock will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. Of these restricted and control securities, approximately 27,583,000 shares will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the lock-up period described below and approximately 161,000 shares will not be subject to any lock-up restriction.

   In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

   Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and may be sold by stockholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We have filed registration statements in September 2000 and February 2001 on Form S-8 under the Securities Act to register approximately 14,860,000 shares of common stock issuable under our stock plans, including 203,369 shares subject to options that are issuable in connection with out acquisition of USSC. Registered shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements.

Lock-Up Agreements

   Our officers and directors, the selling stockholders and certain other stockholders have agreed that they will not offer, sell or otherwise dispose of any shares of our capital stock or any securities which may be converted into or exchanged for any shares of our capital stock until 90 days after the date of this prospectus without the prior written consent of Lehman Brothers, Inc.

Registration Rights

   We entered into registration rights agreements with certain of our stockholders in connection with our acquisitions of USSC and Lightwave. As a result, upon completion of the offering, the holders of an aggregate of approximately 3,592,000 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the Investor Rights Agreement by and between us and the former USSC stockholders, and the terms of the Investor Rights Agreement by and between us and the former Lightwave stockholders, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of the offering to limit the number of shares included in the registration by the stockholders with registration rights. The former Lightwave stockholders may also require us to file a registration statement under the Securities Act with respect to their shares of common stock, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations. Registration of shares of our common stock pursuant to an exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act upon the effectiveness of such registration and may adversely affect our stock price.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to the prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., UBS Warburg LLC, Needham & Company, Inc., Gerard Klauer Mattison & Co., Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

                                                                      Number
      Underwriters                                                   of Shares
      ------------                                                   ---------
Lehman Brothers Inc................................................. 3,854,000
UBS Warburg LLC..................................................... 1,835,000
Needham & Company, Inc.............................................. 1,101,000
Gerard Klauer Mattison & Co., Inc...................................   550,000
Fidelity Capital Markets, a division of National Financial Services
 LLC................................................................    60,000
Bear, Stearns & Co., Inc............................................    60,000
Dain Rauscher Incorporated..........................................    60,000
A.G. Edwards & Sons, Inc............................................    60,000
Prudential Securities Incorporated..................................    60,000
U.S. Bancorp Piper Jaffray Inc......................................    30,000
Chatsworth Securities LLC...........................................    30,000
D.A. Davidson & Co..................................................    30,000
Fahnestock & Co. Inc................................................    30,000
Edward D. Jones & Co., L.P..........................................    30,000
C.L. King & Associates, Inc.........................................    30,000
Legg Mason Wood Walker, Inc.........................................    30,000
Parker/Hunter Incorporated..........................................    30,000
Raymond James & Associates, Inc.....................................    30,000
Sanders Morris Harris...............................................    30,000
Sands Brothers & Co., Ltd...........................................    30,000
C.E. Unterberg Towbin...............................................    30,000
                                                                     ---------
  Total............................................................. 8,000,000
                                                                     =========

   The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

  . the representations and warranties made by us and the selling stockholders to the underwriters are true;

  .  there is no material change in the financial markets; and

  . we and the selling stockholders deliver customary closing documents to the underwriters.

   We and a selling stockholder have granted the underwriters a 30 day option after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of an additional 1,200,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus, and to selected dealers, at such public offering price less a selling concession not in excess of $0.28 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase up to 1,200,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters respectively pay us and the selling stockholders for the shares.

                                                     Without          With
                                        Per Share Over-Allotment Over-Allotment
                                        --------- -------------- --------------
Underwriting discounts and commissions
 to be paid by Lantronix:                 $0.46     $2,760,000     $3,174,000
Underwriting discounts and commissions
 to be paid by selling stockholders:      $0.46     $  920,000     $1,058,000

   We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  . Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

   In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

   The selling stockholders, members of our board of directors, senior officers and designated holders of our common stock have agreed under lock-up agreements that without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   This prospectus is not, and under no circumstances is to be construed as an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

   Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of the prospectus.

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

   Lehman Brothers Inc. and its affiliates have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Lantronix by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 1999 and 2000 and for each of the three years in the period ended June 30, 2000, and have audited the financial statements of United States Software Corporation at November 30, 1999 and 2000 and for each of the two years in the period ended November 30, 2000 as set forth in their reports. We have included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

   The financial statements as of March 31, 2000 and 2001 and for the years then ended of Lightwave Communications, Inc. included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the consent of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. With respect to each contract, agreement, or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements, or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

     Washington, D.C.          New York, New York       Chicago, Illinois
     450 Fifth Street, N.W.    7 World Trade Center     500 West Madison Street
     Room 1024                 Suite 1300               Suite 1400
     Washington, D.C. 20549    New York, NY 10048       Chicago, IL 60661-2511

   You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov. We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

   We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Lantronix, Inc.:
 Audited Annual Consolidated Financial Statements:
Report of Ernst & Young LLP, Independent Auditors........................   F-2
Consolidated Balance Sheets as of June 30, 1999 and 2000.................   F-3
Consolidated Income Statements for the years ended June 30, 1998, 1999
 and 2000................................................................   F-4
Consolidated Statements of Stockholders' Equity for the years ended June
 30, 1998, 1999 and 2000.................................................   F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1998,
 1999 and 2000...........................................................   F-6
Notes to Consolidated Financial Statements...............................   F-7

 Unaudited Interim Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheet as of March 31, 2001......  F-20
Unaudited Condensed Consolidated Statements of Operations for the nine months ended
 March 31, 2000 and 2001.................................................  F-21
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended
 March 31, 2000 and 2001.................................................  F-22
Notes to Unaudited Condensed Consolidated Financial Statements...........  F-23

United States Software Corporation:
Report of Ernst & Young LLP, Independent Auditors........................  F-27
Balance Sheets as of November 30, 1999 and 2000..........................  F-28
Statements of Operations for the years ended November 30, 1999 and 2000..  F-29
Statements of Stockholders' Equity (Deficit) for the years ended November
 30, 1999 and 2000.......................................................  F-30
Statements of Cash Flows for the years ended November 30, 1999 and 2000..  F-31
Notes to Financial Statements............................................  F-32

Lightwave Communications, Inc.:
Report of Independent Accountants .......................................  F-37
Balance Sheets at March 31, 2000 and 2001................................  F-38
Statements of Income and Retained Earnings for the years ended March 31,
 2000 and 2001...........................................................  F-39
Statements of Cash Flows for the years ended March 31, 2000 and 2001.....  F-40
Notes to Financial Statements............................................  F-41

Lantronix, Inc.:
Unaudited Pro Forma Condensed Combined Financial Information.............  F-45
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31,
 2001....................................................................  F-46
Unaudited Pro Forma Condensed Combined Statement of Operations for the
 year ended June 30, 2000................................................  F-47
Unaudited Pro Forma Condensed Combined Statement of Operations for the
 nine months ended March 31, 2001........................................  F-48
Notes to Unaudited Pro Forma Condensed Combined Financial Information....  F-49

                                LANTRONIX, INC.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Lantronix, Inc.

   We have audited the accompanying consolidated balance sheets of Lantronix, Inc. as of June 30, 1999 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lantronix, Inc. at June 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Orange County, California
August 30, 2000

                                LANTRONIX, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                 June 30,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 5,833  $ 1,988
  Accounts receivable, (net allowance for doubtful accounts
   of $203 and $159 at June 30, 1999 and 2000,
   respectively).............................................   4,156    5,861
  Related party receivable...................................     158      211
  Inventories................................................   3,306    5,385
  Deferred income taxes......................................   1,220    1,425
  Prepaid income taxes.......................................     --     1,639
  Prepaid expenses and other current assets..................     251    1,193
                                                              -------  -------
    Total current assets.....................................  14,924   17,702
Property and equipment, net..................................     876    1,348
Intangible assets, net.......................................   1,399      586
Other assets.................................................      93      574
                                                              -------  -------
    Total assets............................................. $17,292  $20,210
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................... $ 2,547  $ 3,197
  Accrued payroll and related expenses.......................     629      764
  Accrued commissions payable................................     672      865
  Accrued warranty costs.....................................     619      545
  Income taxes payable.......................................     583      --
  Other current liabilities..................................     999    1,193
  Bank line of credit........................................     766      --
                                                              -------  -------
    Total current liabilities................................   6,815    6,564
Deferred income taxes........................................     --     1,003
Capital lease obligations, net of current portion............      97       96
Minority interest............................................      68      --
                                                              -------  -------
    Total liabilities........................................   6,980    7,663
                                                              -------  -------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.0001 par value; 5 million shares
   authorized; none issued and outstanding...................     --       --
  Common stock, $0.0001 par value; 200 million shares
   authorized; 28,745,512 and 29,803,232 shares issued and
   outstanding at June 30, 1999 and 2000, respectively.......       3        3
  Additional paid-in capital.................................   2,944   13,221
  Employee notes receivable..................................     --      (152)
  Deferred compensation......................................     --    (8,942)
  Retained earnings..........................................   7,372    8,427
  Accumulated other comprehensive loss.......................      (7)     (10)
                                                              -------  -------
    Total stockholders' equity...............................  10,312   12,547
                                                              -------  -------
    Total liabilities and stockholders' equity............... $17,292  $20,210
                                                              =======  =======

                            See accompanying notes.

                                LANTRONIX, INC.

                         CONSOLIDATED INCOME STATEMENTS
                     (In thousands, except per share data)

                                                       Years ended June 30,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
Net revenues (A)..................................... $28,300  $32,980  $44,975
Cost of revenues (B).................................  16,812   16,824   21,500
                                                      -------  -------  -------
Gross profit.........................................  11,488   16,156   23,475
                                                      -------  -------  -------
Operating expenses:
  Selling, general and administrative (B)............   7,857    9,768   17,557
  Research and development (B).......................   1,770    2,615    3,186
  Stock-based compensation (B).......................     --       --     1,119
                                                      -------  -------  -------
Total operating expenses.............................   9,627   12,383   21,862
                                                      -------  -------  -------
Income from operations...............................   1,861    3,773    1,613
Minority interest....................................     --       (30)     (49)
Interest income (expense), net.......................      (5)     151      187
Other income (expense), net..........................       1      (10)     (47)
                                                      -------  -------  -------
Income before income taxes...........................   1,857    3,884    1,704
Provision for income taxes...........................     554    1,098      649
                                                      -------  -------  -------
Net income........................................... $ 1,303  $ 2,786  $ 1,055
                                                      =======  =======  =======
Earnings per share:
  Basic.............................................. $  0.05  $  0.10  $  0.04
                                                      =======  =======  =======
  Diluted............................................ $  0.05  $  0.10  $  0.03
                                                      =======  =======  =======
Weighted average shares:
  Basic..............................................  25,207   26,977   29,274
                                                      =======  =======  =======
  Diluted............................................  25,443   28,880   34,178
                                                      =======  =======  =======

(A) Revenues from related parties.................... $ 5,065  $ 3,753  $ 3,226
                                                      =======  =======  =======
(B) Stock-based compensation:
  Cost of revenues................................... $   --   $   --   $    26
  Selling, general and administrative expense........     --       --     1,025
  Research and development expense...................     --       --        68
                                                      -------  -------  -------
                                                      $   --   $   --   $ 1,119
                                                      =======  =======  =======


                            See accompanying notes.

                                LANTRONIX, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                                           Accumulated
                              Common Stock    Additional  Employee                            Other         Total
                            -----------------  Paid-In     Notes      Deferred   Retained Comprehensive Stockholders'
                              Shares   Amount  Capital   Receivable Compensation Earnings     Loss         Equity
                            ---------- ------ ---------- ---------- ------------ -------- ------------- -------------
Balance at June 30, 1997..  25,204,360  $  3   $ 2,338     $ --       $    --     $3,283      $--          $ 5,624
 Stock options exercised..       4,668   --          1       --            --        --        --                1
 Net income...............         --    --        --        --            --      1,303       --            1,303
                                                                                                           -------
 Comprehensive income.....                                                                                   1,303
                            ----------  ----   -------     -----      --------    ------      ----         -------
Balance at June 30, 1998..  25,209,028     3     2,339       --            --      4,586       --            6,928
 Sale of common stock.....   3,522,004   --        602       --            --        --        --              602
 Stock options exercised..      14,480   --          3       --            --        --        --                3
 Foreign currency
  translation adjustment..         --    --        --        --            --        --         (7)             (7)
 Net income...............         --    --        --        --            --      2,786       --            2,786
                                                                                                           -------
 Comprehensive income.....                                                                                   2,779
                            ----------  ----   -------     -----      --------    ------      ----         -------
Balance at June 30, 1999..  28,745,512     3     2,944       --            --      7,372        (7)         10,312
 Stock options exercised..   1,057,720   --         64       --            --        --        --               64
 Deferred compensation
  related to grant of
  stock options...........         --    --     10,061       --        (10,061)      --        --              --
 Stock-based
  compensation............         --    --        --        --          1,119       --        --            1,119
 Notes receivable issued
  to employees for stock
  purchase................         --    --        152      (152)          --        --        --              --
 Foreign currency
  translation adjustment..         --    --        --        --            --        --         (3)             (3)
 Net income...............         --    --        --        --            --      1,055       --            1,055
                                                                                                           -------
 Comprehensive income.....                                                                                   1,052
                            ----------  ----   -------     -----      --------    ------      ----         -------
Balance at June 30, 2000..  29,803,232  $  3   $13,221     $(152)     $ (8,942)   $8,427      $(10)        $12,547
                            ==========  ====   =======     =====      ========    ======      ====         =======


                            See accompanying notes.

                                LANTRONIX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                       Years ended June 30,
                                                      ------------------------
                                                       1998    1999     2000
                                                      ------  -------  -------
Cash flows from operating activities:
  Net income......................................... $1,303  $ 2,786  $ 1,055
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation.....................................    441      378      502
    Amortization of intangible assets................    --       595      813
    Stock-based compensation.........................    --       --     1,119
    Loss on disposal of assets.......................      8        3      --
    Provision for doubtful accounts..................    396     (136)       1
    Deferred income taxes............................   (173)    (158)     798
    Changes in operating assets and liabilities, net
     of acquisitions:
     Accounts receivable.............................   (190)      93   (1,759)
     Inventories.....................................    840     (592)  (2,079)
     Prepaid income taxes............................    --       --    (1,639)
     Prepaid expenses and other current assets.......     38      111     (942)
     Other assets....................................    --       (76)    (481)
     Accounts payable................................   (677)   1,002      650
     Income taxes payable............................    --        46     (583)
     Other current liabilities.......................    520    1,513      415
     Minority interest...............................    --        30       48
                                                      ------  -------  -------
      Net cash provided by (used in) operating
       activities....................................  2,506    5,595   (2,082)
Cash flows from investing activities:
  Purchases of property and equipment, net...........   (121)    (543)    (942)
  Acquisitions, net of cash acquired.................    --      (655)    (116)
  Acquisition of marketing rights....................    --    (1,694)     --
                                                      ------  -------  -------
      Net cash used in investing activities..........   (121)  (2,892)  (1,058)
Cash flows from financing activities:
  Net (repayment of) proceeds from bank lines of
   credit............................................   (800)     766     (766)
  Sale of common stock...............................    --       602      --
  Stock options exercised............................      1        3       64
                                                      ------  -------  -------
      Net cash (used in) provided by financing
       activities....................................   (799)   1,371     (702)
                                                      ------  -------  -------
Effect of exchange rates on cash.....................    --       --        (3)
                                                      ------  -------  -------
Net increase (decrease) in cash......................  1,586    4,074   (3,845)
Cash and cash equivalents at beginning of year.......    173    1,759    5,833
                                                      ------  -------  -------
Cash and cash equivalents at end of year............. $1,759  $ 5,833  $ 1,988
                                                      ======  =======  =======
Supplemental disclosure of cash flow information:
  Interest paid...................................... $    5  $    23  $     5
  Income taxes paid.................................. $  671  $   781  $ 1,828

                            See accompanying notes.

                                LANTRONIX, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1999 and 2000

1. Summary of Significant Accounting Policies

 The Company

   Lantronix, Inc. (the Company), incorporated in the state of California in June 1989 and re-incorporated in the State of Delaware in July 2000, is engaged primarily in the design and distribution of networking and Internet connectivity products on a worldwide basis. The actual assembly and a significant portion of the engineering of the Company's products is outsourced to third parties.

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

   The Company's operations are subject to certain risks and uncertainties, including rapid technological changes, success of the Company's product marketing and product distribution strategies, the need to manage growth, the need to retain key personnel and protect intellectual property, and the availability of additional capital financing on terms acceptable to the Company.

 Revenue Recognition

   Revenue is recognized upon product shipment. The Company grants certain distributors limited rights to return products and provides price protection for inventories held by resellers at the time of published price reductions. The Company establishes an estimated allowance for future product returns based on historical returns experience when the related revenue is recorded and provides for appropriate price protection reserves when pricing adjustments are approved.

 Concentration of Credit Risk

   Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions. The Company's accounts receivable are derived from revenues earned from customers located primarily in the United States and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Credit losses have historically been within management's expectations. The Company generally does not require collateral or other security from its customers.

 Warranty

   Upon shipment to its customers, the Company provides for the estimated cost to repair or replace products to be returned under warranty. The Company's warranty period is generally five years from the date of shipment.

 Foreign Currency Translation

   The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar have been translated to U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts which are translated at historical exchange rates. Exchange gains and losses from foreign currency translations are reported as a separate component of stockholders' equity.

                                LANTRONIX, INC.

   Exchange gains and losses from foreign currency transactions are recognized in the consolidated income statement and historically have not been material.

 Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and short-term investments with original maturities of ninety days or less.

 Comprehensive Income

   FASB Statement No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. The Company's only component of other comprehensive income is the foreign currency translation adjustment.

 Income Taxes

   Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates are required to provide for doubtful accounts, product returns, product obsolescence and warranty returns, as well as other matters. Historically, amounts incurred under these programs have not varied significantly from estimated amounts. However, future results may differ from current estimates.

 401(k) Plan

   The Company has a savings plan (the Plan) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Plan through salary deferrals up to 15% of their base pay, subject to limitations. The Company's contributions are discretionary and are subject to limitations. For the years ended June 30, 1998, 1999 and 2000, the Company contributed $0.50 for each $1.00 of employee salary deferral contributions up to a maximum of 6% of the employee's annual gross wages, subject to limitations. Selling, general and administrative expense include contributions of approximately $80,000, $93,000 and $149,000 for the years ended June 30, 1998, 1999 and 2000, respectively.

 Research and Development Costs

   Costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility. Product costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed.

                                LANTRONIX, INC.

 Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expense was approximately $934,000, $929,000 and $1,130,000, for the years ended June 30, 1998, 1999 and 2000, respectively.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of the related assets, generally three to seven years.

 Intangible Assets

   Intangible assets consist of marketing rights and patents. Intangible assets are amortized on a straight-line basis over periods not exceeding five years.

 Impairment of Long-Lived Assets

   Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

 Stock-Based Compensation

   The Company accounts for its employee stock compensation arrangements using the intrinsic value method prescribed under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure only option of FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123 requires that companies that do not choose to account for stock-based compensation as prescribed by the statement, shall disclose the pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

 Fair Value of Financial Instruments

   The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value due to the relatively short maturity of these instruments.

                                LANTRONIX, INC.

 Earnings Per Share

   Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares assuming any dilutive effects of options.

                                                         Years ended June 30,
                                                        -----------------------
                                                         1998    1999    2000
                                                        ------- ------- -------
                                                         (In thousands, except
                                                            per share data)
   Numerator: Net income............................... $ 1,303 $ 2,786 $ 1,055
                                                        ======= ======= =======
   Denominator for basic earnings per share:
     Weighted average shares outstanding...............  25,207  26,977  29,274
   Effect of dilutive securities:
     Stock options.....................................     236   1,903   4,904
                                                        ------- ------- -------
   Denominator for diluted earnings per common share...  25,443  28,880  34,178
                                                        ======= ======= =======
   Basic earnings per share............................ $  0.05 $  0.10 $  0.04
                                                        ======= ======= =======
   Diluted earnings per share.......................... $  0.05 $  0.10 $  0.03
                                                        ======= ======= =======

 Segment Information

   FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has only one reportable segment.

 Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 beginning in fiscal year 2001. Management does not anticipate that the adoption of the new statement will have a significant impact on the consolidated results of operations or financial position of the Company.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Lantronix believes that its current revenue recognition policies comply with SAB 101.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25 (FIN 44). This Interpretation clarifies the definition of employee for purposes of applying APB Opinion No. 25, Accounting for Stock Issued to Employees, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The Company believes that the impact of FIN 44 will not have a material effect on its consolidated financial position or results of operations.

                                LANTRONIX, INC.

2. Components of Balance Sheet

 Inventories

   Inventories are stated at the lower of cost (first-in, first-out method) or market and consist of the following:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Raw materials.............................................. $ 2,527  $ 4,766
   Finished goods.............................................   1,546    1,488
                                                               -------  -------
                                                                 4,073    6,254
   Reserve for excess and obsolete inventory..................    (767)    (869)
                                                               -------  -------
                                                               $ 3,306  $ 5,385
                                                               =======  =======

 Property and Equipment

   A summary of property and equipment, at cost, follows:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Computer and office equipment.............................. $ 1,858  $ 2,561
   Furniture and fixtures.....................................     657      727
   Production and warehouse equipment.........................     513      603
   Transportation equipment...................................     108      175
                                                               -------  -------
                                                                 3,136    4,066
   Accumulated depreciation...................................  (2,260)  (2,718)
                                                               -------  -------
                                                               $   876  $ 1,348
                                                               =======  =======

 Intangible Assets

   A summary of intangible assets is as follows:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Marketing rights........................................... $ 1,694  $ 1,694
   Patents....................................................     300      300
                                                               -------  -------
                                                                 1,994    1,994
   Accumulated amortization...................................    (595)  (1,408)
                                                               -------  -------
                                                               $ 1,399  $   586
                                                               =======  =======

   Pursuant to an agreement dated September 27, 1998, the Company purchased marketing rights from an individual which allow the Company to sell products in certain geographical regions. Per the terms of the agreement, the Company paid $1,694,170 for the marketing rights. Additionally, the Company pays a sales commission to the same individual for sales of certain products made to various customers through December 31, 2000. The initial payment is being amortized over a period of 27 months. The commission payments are expensed in the period of the related product sale. Commissions paid and amortization of marketing rights during the years ended June 30, 1999 and 2000 were $1,580,184 and $2,727,055, respectively.

                                LANTRONIX, INC.

3. Acquisitions

   On October 5, 1998, the Company purchased Adele, a German holding company, and simultaneously changed its name to Lantronix GmbH. On October 8, 1998, Lantronix GmbH purchased 100% of the stock of ProNet GmbH (ProNet), which included a 65% investment in Acola GmbH. The transaction was accounted for as a purchase and the purchase price was allocated to the acquired tangible and intangible assets and liabilities at their estimated fair value at the dates of acquisition.

   The following table sets forth the net assets acquired and liabilities assumed by the Company in connection with these acquisitions (In thousands):

   Fair values of assets acquired....................................... $2,266
   Liabilities assumed..................................................   (924)
                                                                         ------
   Cash paid by the Company............................................. $1,342
                                                                         ======

   The following summary, prepared on an unaudited pro forma basis, presents the results of operations of the Company as if the acquisitions had been completed as of July 1, 1997:

                                                                June 30,
                                                          ---------------------
                                                             1998       1999
                                                          ---------- ----------
                                                          (In thousands, except
                                                             per share data)
                                                               (Unaudited)
   Net revenues.......................................... $   31,354 $   35,473
   Net income............................................ $    1,743 $    3,311
   Basic earnings per share.............................. $     0.07 $     0.12
   Diluted earnings per share............................ $     0.07 $     0.11

   The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if ProNet had been owned for the entire periods presented or a projection of the Company's results of operations for any future period.

   In September 1998, the Company sold 3,437,988 shares of common stock to certain former stockholders of ProNet for an amount representing the deemed fair market value of the common stock on the date of purchase.

   During the year ended June 30, 2000, the Company acquired the remaining 35% interest of Acola GmbH. The Company paid $115,920 to the minority stockholder, increasing the Company's ownership in Acola GmbH to 100%. The Company accounted for the acquisition of the minority interest using the purchase method. The purchase price approximated the book value of minority interest recorded on the Company's consolidated balance sheet on the acquisition date.

4. Bank Lines of Credit

   During fiscal year 1999, the Company established a $1,200,000 line of credit with a German bank to fund a portion of the acquisitions described in Note 3. In September 1999, the Company repaid all borrowings under the line of credit and the line of credit expires on March 31, 2001. Borrowings bear interest at a fixed rate which is renegotiated every six months (3.45% as of June 30, 1999).

                                LANTRONIX, INC.

   As of June 30, 2000, the Company had a bank line of credit which provides for borrowings of up to $5,000,000, subject to borrowing base limitations, at the banks prime interest rate (9.5% at June 30, 2000) plus 2% per annum. Borrowings are collateralized by a continuing security interest in all of the assets of the Company. As of June 30, 2000, no borrowings were outstanding under this line of credit. The line of credit expires on December 2, 2000 and requires the Company to maintain compliance with certain covenants and conditions. As of June 30, 2000, the Company was in compliance with these covenants and conditions.

5. Stockholders' Equity

 Common Stock

   In May 2000, the Board of Directors approved an increase in the number of authorized shares of common stock from 25,000,000 to 200,000,000 shares. This increase was approved by the stockholders on May 18, 2000.

 Stock Split

   The Company effected a 4-for-1 split of its common stock in the form of a stock dividend, to be effective upon the filing of a re-incorporation in Delaware. In May 2000, the Company's Board of Directors authorized the re-incorporation of the Company in the state of Delaware. Such re-incorporation was completed July 28, 2000. All share numbers and per share amounts contained in these notes and in the accompanying consolidated financial statements have been retroactively restated to reflect these changes in the Company's capital structure.

 Initial Public Offering

   On August 9, 2000, the Company completed its initial public offering (the "Offering") of common stock. The Company sold 6,000,000 shares, at a price of $10.00 per share. The Company received aggregate net proceeds from the Offering of $53.7 million.

 Employee Stock Purchase Plan

   In May 2000, the Board of Directors approved the 2000 Employee Stock Purchase Plan (the Purchase Plan) effective upon the completion of the Offering. A total of 750,000 shares of common stock have been reserved for issuance under the Purchase Plan. The number of shares available for issuance pursuant to the Purchase Plan increases annually commencing in 2001. The Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's compensation, as defined. Amounts deducted and accumulated by the participants are to be used to purchase shares of common stock at the end of each offering period, as defined, at 85% of the lower of the fair market value of the common stock at the beginning or end of the offering period.

 Stock Option Plans

   The Company has in effect several stock-based plans under which non-qualified and incentive stock options have been granted to employees, non-employees, board members and other non-employees.

   At the discretion of the Board of Directors, the Company may make secured loans to option holders in amounts up to the exercise price of their options plus related taxes or permit the option holder to pay the exercise price in installments over a determined period. In May 2000, the Company loaned $152,000 to employees for the exercise of options. These notes are full-recourse, are secured by the shares of stock issued upon exercise, are interest bearing at a rate of 6.42%, and are due three years from the exercise date.

                                LANTRONIX, INC.

   The Board of Directors determines eligibility, vesting schedules and exercise prices for options granted under the plans. Options generally have a term of 10 years and vest and become exercisable, generally over a four-year period.

   Under the Company's 1993 Incentive Stock Option Plan (the 1993 Plan), the Company has reserved 4,000,000 shares of common stock for the granting of options. Such options are to be granted at or above the fair market value of the Company's common stock on the date of grant. All stock options are to vest over a period determined by the Board of Directors (generally four years) and expire not more than ten years from the date of grant. As of June 30, 2000, 249,232 options were available for grant under the 1993 Plan.

   Under the Company's 1994 Nonstatutory Stock Option Plan (the 1994 Plan), the Company has reserved 10,000,000 shares of common stock for grant at prices and vesting periods to be determined by the Company's Board of Directors. In certain cases, the Company has granted options, which became fully vested on the date granted. As of June 30, 2000, 6,890,184 options were available for grant under the 1994 Plan.

   Under the Company's 2000 Stock Plan (the 2000 Plan), the Company has reserved 1,000,000 shares of common stock for issuance pursuant to option grants. The number of shares available for issuance increases annually commencing in 2001. The Stock Plan also provides an initial automatic grant of an option to purchase 25,000 shares of common stock to a director who first becomes an outside director after the Offering. Each outside director will automatically be granted an option to purchase 10,000 shares of common stock annually, subject to certain eligibility requirements. As of June 30, 2000, 1,000,000 options were available for grant under the 2000 Plan.

   A summary of all stock option activity under the plans is as follows:

                                                                Weighted average
                                              Number of options  exercise price
                                              ----------------- ----------------
   Outstanding at June 30, 1997..............     1,341,320          $0.17
     Granted.................................     1,294,224           0.18
     Canceled................................        82,052           0.18
     Exercised...............................         4,668           0.25
                                                  ---------          -----
   Outstanding at June 30, 1998..............     2,548,824           0.11
     Granted.................................     1,532,012           0.50
     Canceled................................       152,800           0.17
     Exercised...............................        14,480           0.21
                                                  ---------          -----
   Outstanding at June 30, 1999..............     3,913,556           0.29
     Granted.................................     2,941,644           2.32
     Canceled................................        58,732           0.18
     Exercised...............................     1,057,720           0.20
                                                  ---------          -----
   Outstanding at June 30, 2000..............     5,738,748          $1.35
                                                  =========          =====
   Exercisable at June 30, 1998..............     2,242,624
                                                  =========
   Exercisable at June 30, 1999..............     2,442,624
                                                  =========
   Exercisable at June 30, 2000..............     1,543,234
                                                  =========

                                LANTRONIX, INC.

   The weighted average exercise price of options outstanding and of options exercisable as of June 30, 2000 were as follows:

                                               Outstanding                          Exercisable
                              --------------------------------------------- ----------------------------
                                          Weighted average
                               Number of     remaining
                                options   contractual life Weighted average   Options   Weighted average
   Range of Exercise Prices   outstanding     (years)       exercise price  exercisable  exercise price
   ------------------------   ----------- ---------------- ---------------- ----------- ----------------
   $0 to $0.14.............      500,880        3.15            $0.11         500,880        $0.10
   $0.18 to $0.29..........    1,548,784        7.43             0.18         518,346         0.20
   $0.50...................    1,919,428        9.34             0.50          20,000         0.50
   $0.79 to $2.50..........      816,012        8.39             0.92         504,008         0.79
   $6.00...................      953,644        9.88             6.00             --           --

   At June 30, 2000, 13,878,164 shares of the Company's common stock are reserved for issuance pursuant to the stock option plans.

   In connection with the issuance of stock options to employees during the year ended June 30, 2000, the Company has recorded deferred compensation in the aggregate amount of approximately $10,061,000, representing the difference between the deemed fair value of the Company's common stock and the exercise price of the stock options at the date of grant. The Company is amortizing the deferred compensation expense over the shorter of the period in which the employee provides services or the applicable vesting period, which is typically 48 months. For the year ended June 30, 2000, amortization expense was approximately $1,119,000. Deferred compensation is decreased in the period of forfeiture arising from the early termination of an option holder's services. No compensation expense related to stock options that existed for any other period has been recorded. The weighted average grant date fair value of options granted during the years ended June 30, 1998, 1999 and 2000 was $0.05, $0.14 and $4.67, respectively.

Pro Forma Disclosures of the Effect of Stock-based Compensation Plans

   Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the minimum value option pricing method with the following weighted-average assumptions: risk-free interest rates of 6.5%, and a weighted-average expected life of the option of five years. Volatility and dividend yields are not factors in the Company's minimum value calculation.

   Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                LANTRONIX, INC.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                  Years ended June 30,
                                         --------------------------------------
                                             1998         1999         2000
                                         ------------ ------------ ------------
                                         (In thousands, except per share data)
   Net income
     As reported........................ $      1,303 $      2,786 $      1,055
     Pro forma..........................        1,283        2,738          838
   Basic earnings per share.............
     As reported........................ $        .05 $        .10 $        .04
     Pro forma.......................... $        .05 $        .10 $        .03
   Diluted earnings per share...........
     As reported........................ $        .05 $        .10 $        .03
     Pro forma.......................... $        .05 $        .09 $        .02

6. Income Taxes

   The provision for income taxes is comprised of the following:

                                                         Years ended June 30,
                                                         ----------------------
                                                         1998    1999     2000
                                                         ------ -------  ------
                                                            (In thousands)
   Current:
     Federal............................................ $ 524  $   817  $ (310)
     State..............................................   203      329     (11)
     Foreign............................................   --       110     172
                                                         -----  -------  ------
       Total current....................................   727    1,256    (149)
   Deferred:
     Federal............................................  (122)    (161)    735
     State..............................................   (51)       3      63
                                                         -----  -------  ------
       Total deferred...................................  (173)    (158)    798
                                                         -----  -------  ------
         Total.......................................... $ 554  $ 1,098  $  649
                                                         =====  =======  ======

   The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                   June 30,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
                                                                (In thousands)
   Deferred tax assets:
     Reserves not currently deductible......................... $   962 $ 1,046
     State taxes...............................................      29      12
     Inventory capitalization..................................     111      55
     Depreciation..............................................     118     109
     Federal tax loss carryforwards and tax credits............     --      123
                                                                ------- -------
   Total deferred tax assets...................................   1,220   1,345
   Deferred tax liabilities:
     Deferred compensation.....................................     --     (923)
                                                                ------- -------
   Total deferred tax liabilities..............................     --     (923)
                                                                ------- -------
   Net deferred tax assets..................................... $ 1,220 $   422
                                                                ======= =======

                                LANTRONIX, INC.

   A reconciliation of the income tax provision to taxes computed at the U.S. federal statutory rate is as follows:

                                                        Years ended June 30,
                                                       ------------------------
                                                        1998     1999     2000
                                                       ------  --------  ------
                                                           (In thousands)
   Federal income tax statutory rate.................. $  631  $  1,321  $  579
   State taxes (net of federal tax benefit)...........    100       219      89
   Reduction of valuation allowance...................    --       (456)    --
   Permanent differences..............................    --        --       67
   Research and development credit....................    (19)      --      (96)
   Foreign sales corporation benefit..................   (166)      (53)   (130)
   Foreign tax rate variances.........................    --        109      56
   Deferred compensation..............................    --        --      132
   Other..............................................      8       (42)    (48)
                                                       ------  --------  ------
                                                       $  554  $  1,098  $  649
                                                       ======  ========  ======

   The Company removed its valuation allowance on its deferred tax assets at June 30, 1999, based upon management's estimate that it is more likely than not that the Company will realize its entire net deferred tax asset.

7. Commitments and Contingencies

 Leases

   The Company leases office equipment and its office and warehouse facility under noncancelable operating leases. The Company began subleasing a portion of the office and warehouse facility in June of 1998. In July 2000, the Company renewed its office and warehouse facility lease commencing in August 2000 and expiring in July 2005. The agreements to sublease a portion of the facility will not be renewed when they expire in 2001 to provide additional space to accommodate staffing increases.

   As of June 30, 2000, the Company has recorded $150,500 of property held under capital leases, less $27,900 in accumulated amortization. These balances are included as property and equipment in the accompanying consolidated balance sheet.

                                LANTRONIX, INC.

   The following schedule represents minimum lease payments remaining under capital leases, future minimum lease obligations for all noncancelable operating leases, and aggregate sublease rentals to be received as of June 30, 2000.

                                                      Sublease Operating Capital
                                                      -------- --------- -------
                                                            (In thousands)
   Fiscal year ending June 30:
     2001...........................................    $(77)   $  831     $38
     2002...........................................      (8)      730      38
     2003...........................................     --        741      38
     2004...........................................     --        735      31
     2005...........................................     --        754     --
                                                        ----    ------     ---
       Total minimum lease payments (receipts)......    $(85)   $3,791     145
                                                        ====    ======
       Less imputed interest (at approximately
        7.75%)......................................                       (11)
                                                                           ---
       Present value of minimum lease payments......                       134
       Less current portion.........................                       (38)
                                                                           ---
         Total long-term capital lease obligations..                       $96
                                                                           ===

   Rent expense, including month-to-month rentals, totaled approximately $474,000, $643,000 and $591,000 for the years ended June 30, 1998, 1999 and
2000, respectively. Sublease income totaled approximately $148,000, $276,000 and $281,000 for the years ended June 30, 1998, 1999 and 2000, respectively.

 Royalties

   The Company outsources a substantial portion of its engineering and production development activities under contract. Certain development contracts contain royalty provisions based upon sales and/or margin activity of the underlying products. Approximately $1,539,000, $2,011,000 and $2,168,000 is included in cost of sales in the accompanying consolidated income statements for the years ended June 30, 1998, 1999 and 2000, respectively, relating to royalties paid on applicable product sales. As of June 30, 1999 and 2000, accrued royalties were approximately $293,000 and $467,000, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

 Litigation

   The Company is party to certain claims and litigation arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

8. Segment, Geographic, Significant Customer and Supplier Information

 Revenue by Product Family

   The Company designs and markets three major distinct product families within one industry segment: network and Internet connectivity products, which consist primarily of device, multiport device, and print servers.

                                LANTRONIX, INC.

   Net revenue by product family is provided below for the years ended June 30, 1999 and 2000. Revenues by product family prior to the year ended June 30, 1999 are not readily determinable.

                                                                  Years ended
                                                                   June 30,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
                                                                (In thousands)
   Device servers.............................................. $11,595 $24,208
   Multiport device servers....................................   9,146  10,911
   Print servers...............................................   8,466   6,485
   Other.......................................................   3,773   3,371
                                                                ------- -------
     Total net revenues........................................ $32,980 $44,975
                                                                ======= =======

 Revenue by Geographic Area

   Net revenue by geographic area is provided below for the years ended June 30, 2000 and 1999. Revenue by geographic area is based on where products are shipped.

                                                        Years ended June 30,
                                                       ------------------------
                                                          1999         2000
                                                       -----------  -----------
                                                       (Amounts in thousands)
Americas.............................................. $21,780  66% $30,269  67%
Europe................................................   9,530  29%  12,665  28%
Other.................................................   1,670   5%   2,041   5%
                                                       ------- ---  ------- ---
                                                       $32,980 100% $44,975 100%
                                                       ======= ===  ======= ===

   Revenues to customers outside of the United States approximated 38% for the year ended June 30, 1998, principally from sales to European value-added resellers.

   Accounts receivable attributable to international sales represented approximately 22% and 24% of total accounts receivable at June 30, 1999 and 2000, respectively.

   Substantially all of the Company's long-lived assets are located in the United States.

 Significant Customer Information

   Two domestic customers accounted for approximately 35%, 27% and 25% of the Company's net revenues for the years ended June 30, 1998, 1999 and 2000, respectively. Accounts receivable attributable to these two domestic customers accounted for approximately 32% and 34% of total accounts receivable at June 30, 1999 and 2000, respectively.

   One international customer, a related party due to common ownership by the Company's major stockholder, accounted for approximately 18%, 11% and 7% of the Company's net revenues for the years ended June 30, 1998, 1999 and 2000, respectively. Included in related party receivable in the accompanying consolidated balance sheets are approximately $158,000 and $211,000 due from this related party at June 30, 1999 and 2000, respectively. The Company also has an agreement with the same related international customer for the provision of technical support services to the Company at the rate of $7,500 per month ($5,000 per month through December 1998). Pursuant to the terms of the agreement, the Company paid $60,000, $75,000 and $90,000 during the years ended June 30, 1998, 1999 and 2000, respectively.

                                LANTRONIX, INC.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                 (In thousands)

                                                                       March 31,
                                                                         2001
                                                                       ---------
                                ASSETS
Current assets:
  Cash and cash equivalents...........................................  $22,117
  Short-term investments..............................................   21,496
  Accounts receivable, net............................................   10,097
  Inventories.........................................................    7,276
  Deferred income taxes...............................................    1,484
  Prepaid expenses and other current assets...........................    3,426
                                                                        -------
    Total current assets..............................................   65,896
Property and equipment, net...........................................    4,024
Goodwill and intangible assets, net...................................    7,989
Long-term investments.................................................    2,972
Other assets..........................................................    2,247
                                                                        -------
    Total assets......................................................  $83,128
                                                                        =======
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................  $ 2,523
  Accrued payroll and related expenses................................    1,427
  Other current liabilities...........................................    4,556
                                                                        -------
    Total current liabilities.........................................    8,506
Deferred income taxes.................................................    1,003
Capital lease obligations, net of current portion.....................       80
                                                                        -------
    Total liabilities.................................................    9,589
                                                                        -------
Stockholders' equity:
  Common stock........................................................        4
  Additional paid-in capital..........................................   73,253
  Employee notes receivable...........................................     (804)
  Deferred stock-based compensation...................................   (7,154)
  Retained earnings...................................................    8,257
  Accumulated other comprehensive loss................................      (17)
                                                                        -------
    Total stockholders' equity........................................   73,539
                                                                        -------
    Total liabilities and stockholders' equity........................  $83,128
                                                                        =======

                            See accompanying notes.

                                LANTRONIX, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                            Nine Months Ended
                                                                March 31,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Net revenues (A)........................................... $ 32,631  $ 38,628
Cost of revenues (B).......................................   15,644    17,421
                                                            --------  --------
Gross profit...............................................   16,987    21,207
                                                            --------  --------
Operating expenses:
  Selling, general and administrative (B)..................   11,904    17,302
  Research and development (B).............................    2,330     3,243
  Amortization of goodwill.................................      --        289
  Stock-based compensation (B).............................      587     2,185
                                                            --------  --------
  Total operating expenses.................................   14,821    23,019
                                                            --------  --------
Income (loss) from operations..............................    2,166    (1,812)
Minority interest..........................................      (49)      --
Interest and other income (expense), net...................       99     1,640
                                                            --------  --------
Income (loss) before income taxes..........................    2,216      (172)
Provision for income taxes.................................    1,081       --
                                                            --------  --------
Net income (loss).......................................... $  1,135  $   (172)
                                                            ========  ========
Basic earnings (loss) per share............................ $   0.04  $  (0.00)
                                                            ========  ========
Diluted earnings (loss) per share.......................... $   0.03  $  (0.00)
                                                            ========  ========
Weighted average shares (basic)............................   28,870    36,015
                                                            ========  ========
Weighted average shares (diluted)..........................   33,293    36,015
                                                            ========  ========
(A) Includes revenues from related parties................. $  2,486  $  4,374
                                                            ========  ========
(B) Excludes stock-based compensation as follows:
  Cost of revenues......................................... $     21  $     36
  Selling, general and administrative expenses.............      560     1,897
  Research and development expenses........................        6       252
                                                            --------  --------
                                                            $    587  $  2,185
                                                            ========  ========

                            See accompanying notes.

                                LANTRONIX, INC.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (In thousands)

                                                               Nine Months
                                                             Ended March 31,
                                                             -----------------
                                                              2000      2001
                                                             -------  --------
Cash flows from operating activities:
  Net income (loss)......................................... $ 1,135  $   (172)
  Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Depreciation and amortization...........................     858     1,361
    Stock-based compensation................................     587     2,185
    Provision for doubtful accounts.........................     (11)      184
    Deferred incomes taxes..................................    (490)      --
    Loss on disposal of assets..............................     --         25
    Changes in operating assets and liabilities, net of
     effect from acquisitions:
      Accounts receivable...................................    (897)   (3,781)
      Inventories...........................................    (817)   (1,891)
      Prepaid expenses and other current assets.............    (104)     (478)
      Other assets..........................................      40    (2,205)
      Accounts payable......................................    (302)     (986)
      Other current liabilities.............................    (442)      570
      Minority interest.....................................      49       --
                                                             -------  --------
Net cash used in operating activities.......................    (394)   (5,188)
                                                             -------  --------
Cash flows from investing activities:
  Purchases of property and equipment, net..................    (480)   (3,200)
  Purchases of investments, net.............................     --    (22,681)
  Acquisitions of businesses, net of cash acquired..........    (116)   (2,879)
                                                             -------  --------
Net cash used in investing activities.......................    (596)  (28,760)
                                                             -------  --------
Cash flows from financing activities:
  Net proceeds from initial public offering of common
   stock....................................................     --     53,707
  Net proceeds from issuances of common stock...............      42       377
  Net repayment of bank line of credit......................    (766)      --
                                                             -------  --------
Net cash (used in) provided by financing activities.........    (724)   54,084
Effect of foreign exchange rates on cash....................      (1)       (7)
                                                             -------  --------
Increase (decrease) in cash and cash equivalents............  (1,715)   20,129
Cash and cash equivalents at beginning of period............   5,833     1,988
                                                             -------  --------
Cash and cash equivalents at end of period.................. $ 4,118  $ 22,117
                                                             =======  ========

                            See accompanying notes.

                                LANTRONIX, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2001

1. Basis of Presentation

   The condensed consolidated financial statements included herein are unaudited. They contain all normal recurring accruals and adjustments which, in the opinion of management, are necessary to present fairly the consolidated financial position of Lantronix, Inc. and its subsidiaries (collectively, the "Company") at March 31, 2001, the consolidated results of its operations for the nine months ended March 31, 2000 and 2001 and the consolidated cash flows for the nine months ended March 31, 2000 and 2001. All intercompany accounts and transactions have been eliminated. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the nine months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any future interim periods.

   The accompanying unaudited condensed consolidated financial statements do not include certain footnotes and financial presentations normally required under generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 2000.

2. Summary of Significant Accounting Policies

 Revenue Recognition

   Revenue is recognized upon product shipment. The Company grants certain distributors limited rights to return products and provides price protection for inventories held by resellers at the time of published price reductions. The Company establishes an estimated allowance for future product returns based on historical returns experience when the related revenue is recorded and provides for appropriate price protection reserves when pricing adjustments are approved. Revenue from licensed software is recognized at the time of shipment, provided the Company has vendor-specific objective evidence of the fair value of each element of the software offering and collectibility is probable. Revenue from post-contract customer support and any other future deliverables is deferred and earned over the support period or as contract elements are delivered.

 Investments

   The Company accounts for its investments in debt and equity securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. Debt securities, which are classified as held-to-maturity, are stated at cost, adjusted for amortization of premiums and discounts to maturity. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in the statement of operations.

   The Company also has certain other minority investments in nonpublic companies for the promotion of business and strategic objectives. These investments are included in long-term investments on the Company's balance sheet and are carried at fair value or cost, as appropriate. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary. No impairment has been indicated to date.

 Income Taxes

   Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the

                                LANTRONIX, INC.

Company's assets and liabilities. The impact on deferred taxes of changes in tax rates, and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. There is no valuation allowance provided for deferred tax assets because the Company believes that it is more likely than not that these assets will be realized.

3. Business Combinations

   On December 29, 2000, the Company completed the acquisition of United States Software Corporation ("USSC"), a software solutions provider of embedded technology applications. In connection with the acquisition, the Company issued 653,846 shares of common stock and paid $2.5 million in cash in exchange for all outstanding shares of USSC common stock. Additionally, the Company reserved 133,333 shares of its common stock for issuance upon exercise of outstanding stock options assumed by the Company. If certain revenue targets for the period from December 1, 2000 to June 30, 2004 are satisfied, the Company will issue up to a maximum of 1,625,000 additional shares of common stock to the stockholders of USSC.

   This acquisition has been accounted for under the purchase method of accounting. An independent valuation of the tangible and intangible assets and in-process research and development ("IPR&D") acquired is being performed and will be recorded in the fourth quarter of fiscal 2001. The allocation of purchase price reflected in the March 31, 2001 condensed consolidated balance sheet is preliminary. The preliminary purchase price was allocated, based upon management's best estimate of the tangible and intangible assets acquired as follows:

                                                                  (in thousands)
   Net tangible assets...........................................     $   24
   Acquisition costs.............................................        708
   Goodwill......................................................      8,084
   Deferred compensation.........................................        538
                                                                      ------
   Total consideration...........................................     $9,354
                                                                      ======

   Deferred stock-based compensation, which is included in the purchase price of the acquisition, has been valued in accordance with FASB Interpretation No. 44, Accounting For Certain Transactions Involving Stock Compensation (FIN 44). This amount is being amortized over the remaining vesting period, generally four years, of the underlying stock options assumed. Goodwill is being amortized on a straight-line basis over its estimated remaining useful life of seven years.

   The results of operations of USSC are included in the consolidated financial statements from the date of acquisition.

   The pro forma statements of operations data below gives effect to the acquisition as if it had occurred at the beginning of fiscal year 1999. The following unaudited pro forma statements of operations data include amortization of goodwill and identified intangibles but excludes the charge for acquired IPR&D. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations nor of the results that would have occurred had the acquisition taken place at the beginning of fiscal 1999.

                                                            Nine Months Ended
                                                                March 31,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
   Pro forma net revenues.................................. $ 32,631  $ 40,439
                                                            ========  ========
   Net income (loss) as reported........................... $  1,135  $   (172)
   Pro forma adjustments:
     Amortization of goodwill..............................     (866)     (866)
     Pro forma results of USSC.............................      171       445
                                                            --------  --------
     Pro forma, net income (loss).......................... $    440  $   (593)
                                                            ========  ========
   Pro forma, net income (loss) per share.................. $   0.01  $  (0.02)
                                                            ========  ========

                                LANTRONIX, INC.

   On March 21, 2001, the Company committed to invest $2.0 million in Premise Systems, Inc. ("Premise"), a developer of software that connects digital devices and appliances in homes, businesses, and communities across the Internet, to enhance productivity and reduce costs. The investment is being accounted for under the equity method in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. In addition, the Company entered into an agreement on March 21, 2001 in which the Company agreed to acquire the remaining ownership interest of Premise in the event a performance milestone is achieved by Premise.

4. Earnings (Loss) per Share

   Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares assuming any dilutive effects of options. However, these shares are excluded due to the extent of their antidilutive effect for periods in which the Company incurred a net loss. The following table sets forth the computation of earnings
(loss) per share:

                                                          Nine Months Ended
                                                              March 31,
                                                       -----------------------
                                                          2000        2001
                                                       ----------- -----------
                                                           (In thousands,
                                                       except per share data)
   Numerator: Net income (loss)......................  $     1,135 $      (172)
                                                       =========== ===========
   Denominator:
     Weighted-average shares outstanding.............       28,870      36,047
     Less: Non-vested common shares outstanding......          --          (32)
                                                       ----------- -----------
   Denominator for basic earnings (loss) per share...       28,870      36,015
   Effect of dilutive securities:
   Stock options.....................................        4,423         --
                                                       ----------- -----------
   Denominator for diluted earnings (loss) per common
    share............................................       33,293      36,015
                                                       =========== ===========
   Basic earnings (loss) per share...................  $      0.04 $     (0.00)
                                                       =========== ===========
   Diluted earnings (loss) per share.................  $      0.03 $     (0.00)
                                                       =========== ===========

5. Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following at March 31, 2001 (in thousands):

   Raw materials........................................................ $4,862
   Finished goods.......................................................  3,310
                                                                         ------
                                                                          8,172
   Reserve for excess and obsolete inventory............................   (896)
                                                                         ------
                                                                         $7,276
                                                                         ======

6. Other Assets

   Other assets includes $1.6 million of non-recourse officer loans related to taxes on exercised non-qualified stock options. The loans bear interest at rates ranging from 5.06% to 5.38%.

                                LANTRONIX, INC.

7. Stockholders' Equity

   On August 9, 2000, the Company completed its initial public offering (the "Offering") of common stock. The Company sold 6,000,000 shares, at a price of $10.00 per share and received aggregate net proceeds from the Offering of $53.7 million.

8. Comprehensive Income (Loss)
   Total comprehensive income (loss) was $1.1 million for the nine months ended March 31, 2000 and $(179,000) for the nine months ended March 31, 2001.

9. Segment, Geographic, and Revenue by Product Family

   The Company designs and markets three major distinct product families within one industry segment: network and Internet connectivity products.

   Net revenue by product family consists of the following:

                                                              Nine Months Ended
                                                                  March 31,
                                                              -----------------
                                                                2000     2001
                                                              -------- --------
                                                               (In thousands)
   Device servers............................................ $ 17,043 $ 25,668
   Multiport device servers..................................    7,520    9,920
   Print servers and other...................................    8,068    3,040
                                                              -------- --------
     Total net revenue....................................... $ 32,631 $ 38,628
                                                              ======== ========

 Revenue by Geographic Area
   Revenue by geographic area is based on where products are shipped. Net revenue by geographic area consists of the following:

                                                               Nine Months Ended
                                                                   March 31,
                                                               -----------------
                                                                 2000     2001
                                                               -------- --------
                                                                (In thousands)
   Americas................................................... $ 21,410 $ 26,067
   Europe.....................................................    9,590   10,878
   Other......................................................    1,631    1,683
                                                               -------- --------
                                                               $ 32,631 $ 38,628
                                                               ======== ========

10. Subsequent Events
   On June 8, 2001, the Company completed its acquisition of Lightwave Communications, Inc. ("Lightwave"), an industry leader in console management solutions offering a complete line of KVM (keyboard, video, mouse) and serial switches and extension systems. In connection with the acquisition, the Company issued 3,428,571 shares of common stock and paid $12 million in cash in exchange for all outstanding shares of Lightwave common stock. Additionally, the Company reserved 870,513 shares of its common stock for issuance upon exercise of outstanding stock options assumed by the Company. The Company also paid off approximately $6.7 million of debt to a creditor of Lightwave.

   In July 2001, Digi International, Inc. filed a lawsuit against the Company in the United States District Court for the District of Minnesota alleging that its multiport device servers infringe a patent held by Digi. Digi alleges that the Company's infringement has been willful and intentional, and its complaint seeks preliminary and permanent injunctive relief as well as unspecified damages, treble damages, attorneys fees, interest and costs. The Company believes it has meritorious defenses to Digi's lawsuit and intends to vigorously defend its position in the appropriate venue. Although the Company believes that the claims or any litigation arising therefrom will have no material impact on the Company's consolidated financial position, results of operations or cash flows, the litigation is in the preliminary stage, and the Company cannot predict its outcome with certainty.

                       UNITED STATES SOFTWARE CORPORATION

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

   We have audited the accompanying balance sheets of United States Software Corporation as of November 30, 1999 and 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Software Corporation at November 30, 1999 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Orange County, California
February 16, 2001

                       UNITED STATES SOFTWARE CORPORATION

                                 BALANCE SHEETS

                                                              November 30,
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
                         ASSETS
Current Assets
  Cash..................................................  $  316,971 $  325,405
  Accounts receivable, net of allowance for doubtful
   accounts of $0 and $19,623 at November 30, 1999 and
   2000, respectively...................................     467,502    567,537
  Prepaid expenses and other current assets.............      90,251    146,925
                                                          ---------- ----------
Total current assets....................................     874,724  1,039,867
Property and equipment, net.............................     124,274    141,165
Cash surrender value of officers' life insurance........      80,291     86,967
Goodwill, net of accumulated amortization of $5,221 and
 $6,554 at November 30, 1999 and 2000, respectively.....      14,779     13,446
                                                          ---------- ----------
Total assets............................................  $1,094,068 $1,281,445
                                                          ========== ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Line of credit........................................  $  111,606 $   95,970
  Accounts payable......................................     250,119    274,212
  Wages and related benefits............................     105,817    109,373
  Other accrued expenses................................     219,025    169,743
  Deferred revenue......................................     174,658    648,985
  Current portion of note payable to stockholder........      16,597        --
                                                          ---------- ----------
Total current liabilities...............................     877,822  1,298,283
Note payable to stockholder, net of current maturities..     103,604        --
Commitments
Stockholders' Equity (Deficit)
  Common stock, no par value:
    Authorized shares--5,000,000........................
    Issued and outstanding shares--1,000,000............          56         56
  Retained earnings.....................................     112,586    (16,894)
                                                          ---------- ----------
Total stockholders' equity (deficit)....................     112,642    (16,838)
                                                          ---------- ----------
Total liabilities and stockholders' equity (deficit)....  $1,094,068 $1,281,445
                                                          ========== ==========


                            See accompanying notes.

                       UNITED STATES SOFTWARE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                    Years Ended November 30,
                                                    --------------------------
                                                        1999          2000
                                                    ------------  ------------
Revenue............................................ $  2,643,321  $  3,014,644
Cost of revenue....................................      309,932       471,071
                                                    ------------  ------------
Gross profit.......................................    2,333,389     2,543,573
Operating expenses:
  Selling and marketing............................    1,029,443     1,318,620
  General and administrative.......................      794,377       763,747
  Research and development.........................      468,731       449,464
  Commissions to affiliate.........................       27,240       208,679
                                                    ------------  ------------
Total operating expenses...........................    2,319,791     2,740,510
Income (loss) from operations......................       13,598      (196,937)
Interest expense including $8,110 and $3,702 paid
 to a stockholder of the company in 1999 and 2000,
 respectively......................................      (44,835)      (12,627)
Other income (expenses), net.......................       31,660        80,084
                                                    ------------  ------------
Net income (loss).................................. $        423  $   (129,480)
                                                    ============  ============



                            See accompanying notes.

                       UNITED STATES SOFTWARE CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     YEARS ENDED NOVEMBER 30, 1999 AND 2000

                                                                       Total
                                          Common Stock             Stockholders'
                                        ---------------- Retained     Equity
                                         Shares   Amount Earnings    (Deficit)
                                        --------- ------ --------  -------------
Balance at November 30, 1998........... 1,000,000  $56   $112,163    $112,219
  Net income...........................       --    --        423         423
                                        ---------  ---   --------    --------
Balance at November 30, 1999........... 1,000,000   56    112,586     112,642
  Net loss.............................       --    --   (129,480)   (129,480)
                                        ---------  ---   --------    --------
Balance at November 30, 2000........... 1,000,000  $56   $(16,894)   $(16,838)
                                        =========  ===   ========    ========




                            See accompanying notes.

                       UNITED STATES SOFTWARE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                    Years Ended November 30,
                                                    ------------------------
                                                       1999          2000
                                                    ------------ ------------
OPERATING ACTIVITIES
Net income (loss).................................. $       423  $   (129,480)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation of property and equipment...........      58,276        49,136
  Amortization of goodwill.........................       1,333         1,333
  Provision for doubtful accounts..................         --         19,623
  Loss on disposal of fixed assets.................      10,362           --
  Changes in operating assets and liabilities:
    Accounts receivable............................     (18,056)     (119,658)
    Prepaid expenses and other current assets......     (52,131)      (56,674)
    Accounts payable...............................     (31,374)       24,093
    Accrued expenses and other current
     liabilities...................................      38,079       (45,726)
    Deferred revenue...............................      36,724       474,327
                                                    -----------  ------------
Net cash provided by operating activities..........      43,636       216,974
INVESTING ACTIVITIES
Purchases of property and equipment................     (73,877)      (66,027)
Increase in cash surrender value of officers' life
 insurance.........................................      (4,302)       (6,676)
                                                    -----------  ------------
Net cash used in investing activities..............     (78,179)      (72,703)
FINANCING ACTIVITIES
Payments on note payable to stockholder............     (15,889)     (120,201)
Payments on line of credit, net....................     (10,568)      (15,636)
                                                    -----------  ------------
Net cash used in financing activities..............     (26,457)     (135,837)
                                                    -----------  ------------
Net increase (decrease) in cash....................     (61,000)        8,434
Cash at beginning of year..........................     377,971       316,971
                                                    -----------  ------------
Cash at end of year................................ $   316,971  $    325,405
                                                    ===========  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid...................................... $    44,835  $     12,627
                                                    ===========  ============


                            See accompanying notes.

                       UNITED STATES SOFTWARE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                           November 30, 1999 and 2000

1. Summary of Significant Accounting Policies

   The Company. United States Software Corporation (the "Company") was incorporated in the state of Oregon on October 1, 1975. The Company develops and sells computer software for embedded technology applications to businesses worldwide.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

   Revenue Recognition. The Company recognizes revenue in accordance with accounting standards for software companies including Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP 98-4, SOP 98-9, and related interpretations including Technical Practice Aids.

   The Company generates revenues primarily through software licenses. Software licenses represent the rights to use the Company's products directly by end-users and indirectly through sublicense agreements from distributors and value added resellers.

   Revenues from software license agreements are generally recognized upon shipment of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to the undelivered elements of the arrangement. Vendor-specific objective evidence is based on the price charged when an element is sold separately. Elements included in multiple element arrangements could consist of software products, maintenance (which includes customer support services and upgrades), or consulting services. In cases where a license or maintenance agreement is for a fixed term, revenue is recognized ratably over the term of the agreement and such amounts are included in deferred revenue in the accompanying balance sheets until earned. Revenues from customer support services and consulting services are recognized ratably over the service term.

   Research and Development. Research and development costs are expensed in the period incurred. The Company capitalizes the costs of computer software to be sold upon the achievement of technological feasibility, defined as the completion of a working model of the software product being developed. The period of time between the completion of a working model and a product general release has historically been relatively short. As a result, capitalizable software development costs have not been material.

   Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company places its cash investments with financial institutions of recognized national standing. The Company's accounts receivable are derived from revenues earned from customers located primarily in the United States and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Credit losses have historically been within management's expectations and the Company generally does not require collateral or other security from its customers.

   One customer accounted for 41% and 39% of revenues for the years ended November 30, 1999 and 2000, respectively. Accounts receivable attributable to this same customer were $298,714 and $293,505 at November 30, 1999 and 2000, respectively.

   Fair Value of Financial Instruments. The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and borrowings. The Company believes all of the financial instruments' recorded values approximate current values.

                       UNITED STATES SOFTWARE CORPORATION

   Impairment of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

   Income Taxes. Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the financial statements in the period of enactment.

   Comprehensive Income (Loss). There was no difference between the Company's net income (loss) and comprehensive income (loss) for the years ended November 30, 1999 and 2000.

   Advertising Costs. The Company expenses advertising costs as incurred. Advertising expense was approximately $268,449 and $159,068 for the years ended November 30, 1999 and 2000, respectively.

   Property and Equipment. Property and equipment are carried at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over the assets' estimated useful lives ranging from three to seven years.

   Goodwill. Goodwill was originally recorded in connection with the Company's acquisition of the assets of Concurrent Sciences, Inc. in February 1996 and is being amortized over its estimated useful life of 15 years.

   Recent Accounting Pronouncements. In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
133). SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 beginning in fiscal year 2001. The Company does not expect SFAS No. 133 to have significant effect on the financial position, results of operations or cash flows of the Company.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101). SAB 101 summarizes certain areas of the Staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

2. Property and Equipment

   Property and equipment is comprised of the following:

                                                              November 30,
                                                           --------------------
                                                             1999       2000
                                                           ---------  ---------
   Furniture and office equipment......................... $ 176,983  $ 187,250
   Computer software and equipment........................    56,434    112,194
   Vehicle................................................    22,100     22,100
                                                           ---------  ---------
                                                             255,517    321,544
   Less accumulated depreciation..........................  (131,243)  (180,379)
                                                           ---------  ---------
                                                           $ 124,274  $ 141,165
                                                           =========  =========

                      UNITED STATES SOFTWARE CORPORATION

3. Related-Party Transactions

   At November 30, 1999, the Company had a note payable to a stockholder totaling $120,201 and bearing interest at a rate of 6.57% per annum. The note and related accrued interest was repaid during the year ended November 30, 2000. Interest expense on this note was $8,110 and $3,702 during the years ended November 30, 1999 and 2000, respectively.

   The Company has a commission sale agreement with USSW FSC, Ltd., an affiliated company owned by a trust established by the stockholders of the Company and whereby the stockholders are the beneficiaries of the trust. USSW FSC, Ltd. is a qualified Foreign Sales Corporation and provides tax favored export sales services to the Company. The Company expensed $27,240 and $208,679 during the years ended November 30, 1999 and 2000, respectively, for commissions paid to USSW FSC, Ltd.

   The Company is the beneficiary of insurance policies on the lives of its chief executive officer and chief financial officer, the sole stockholders of the Company, with face values of $255,000 and $100,000, respectively. The Company has outstanding loans against the cash value of these policies aggregating $28,305 and $33,015 at November 30, 1999 and 2000, respectively. Such amounts are included in accrued expenses in the accompanying balance sheets.

4. Line of Credit

   The Company has a $250,000 revolving bank line of credit that is secured by substantially all the assets of the Company. Interest on the line of credit is payable monthly and is assessed at the bank's prime lending rate plus 2% (11.5% at November 30, 2000). The stockholders of the Company have personally guaranteed this line of credit.

5. Commitments

   The Company leases certain equipment and facilities under operating leases. Future minimum lease payments at November 30, 2000 under operating leases having an initial noncancelable term of more than one year are as follows:

     Year ended November 30,
     -----------------------
        2001.......................................................... $124,740
        2002..........................................................  128,415
        2003..........................................................  139,440
        2004..........................................................  137,172
        2005..........................................................  102,879
                                                                       --------
                                                                       $632,646
                                                                       ========

   Rent expense was $168,672 and $162,772 for the years ended November 30, 1999 and 2000, respectively.

                       UNITED STATES SOFTWARE CORPORATION

6. Income Taxes

   Income taxes computed at the statutory federal income tax rate (34%) and income tax expense provided in the financial statements differ as follows:

                                                              November 30,
                                                            ------------------
                                                              1999      2000
                                                            --------  --------
   Income tax at statutory rate............................ $    144  $(44,023)
   Increase (decrease) in tax resulting from:
     Research credits......................................  (16,460)      --
     Nondeductible expenses................................    5,507     6,958
     Change in valuation allowance.........................   10,809    37,065
                                                            --------  --------
    Total.................................................. $    --   $    --
                                                            ========  ========

   Significant components of the income tax provision from continuing operations are as follows:

                                                                November 30,
                                                              -----------------
                                                                1999     2000
                                                              --------  -------
   Current:
     Federal................................................. $ 32,616  $(8,784)
     State...................................................   12,077   23,603
                                                              --------  -------
     Total Current...........................................   44,693   14,819
                                                              --------  -------
   Deferred:
     Federal.................................................  (32,616)   8,784
     State...................................................  (12,077) (23,603)
                                                              --------  -------
     Total Deferred..........................................  (44,693) (14,819)
                                                              --------  -------
   Total Provision........................................... $    --   $   --
                                                              ========  =======

   Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             November 30,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
   Deferred tax assets:
     Research and experimental........................... $ 130,377  $     --
     Deferred revenue....................................    70,911    263,488
     Deferred rent.......................................     2,343      2,343
     Accrued vacation....................................    16,105     17,027
                                                          ---------  ---------
   Total deferred tax assets.............................   219,736    282,858
   Deferred tax liabilities--depreciation................    (6,044)   (10,086)
                                                          ---------  ---------
   Net deferred tax assets before valuation allowance....   213,692    272,772
   Valuation allowance...................................  (168,999)  (213,260)
                                                          ---------  ---------
   Total deferred taxes.................................. $  44,693  $ (59,512)
                                                          =========  =========

   Deferred tax assets are included in prepaid expenses and other current assets and income taxes payable are included in other accrued expenses in the accompanying balance sheets.

                       UNITED STATES SOFTWARE CORPORATION

   A valuation allowance of $213,260 at November 30, 2000 has been recorded to offset net deferred tax assets to the extent that the Company is unable to determine whether such deferred tax assets will be realized.

   Due to the "change of ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

7. 401(k) Plan

   The Company has a defined contribution benefit plan (the Contribution Plan) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees over 21 years of age and with at least 1,000 hours of service may elect to make contributions to the Contribution Plan through salary deferrals up to 12% of their gross base pay. The Company may make discretionary contributions subject to certain limitations. The Company made contributions to the Contribution Plan of $47,070 and $17,486 for the years ended November 30, 1999 and 2000, respectively.

8. Subsequent Events

   2000 Stock Plan. In December 2000, the Company adopted the 2000 Stock Plan (the Stock Plan), which provides for the issuance of stock options and stock purchase rights to employees, non-employee directors and consultants to the Company. Under the Stock Plan, the Company may issue both incentive and non-qualified stock options, subject to vesting to be determined by the Company's board of directors. The Stock Plan expires in December 2010.

   Subsequent to November 30, 2000 and through December 28, 2000, the Company granted stock options to employees under the Company's 2000 Stock Plan aggregating 203,369 shares of the Company's common stock, which generally vest over a four year period.

   Acquisition by Lantronix, Inc. On December 28, 2000, the Company was acquired by Lantronix, Inc. (Lantronix). In connection with the acquisition, Lantronix issued an aggregate of 653,846 shares of its common stock and agreed to pay $2.5 million in cash in exchange for all the outstanding shares of the Company's common stock. Lantronix paid the $2.5 million on January 2, 2001. Additionally, Lantronix reserved 133,333 shares of its common stock for issuance upon exercise of outstanding employee stock options of the Company assumed by Lantronix. If certain future revenue targets for the period from December 1, 2000 to June 30, 2004 are satisfied, Lantronix will issue up to a maximum of 1,625,000 additional shares of its common stock to the stockholders of the Company.

                         LIGHTWAVE COMMUNICATIONS, INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lightwave Communications, Inc.

   In our opinion, the accompanying balance sheets at March 31, 2000 and 2001, and the related statements of income and retained earnings and of cash flows for the years then ended present fairly, in all material respects, the financial position of Lightwave Communications, Inc. (the "Company") at March 31, 2000 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PricewaterhouseCoopers llp

Hartford, Connecticut
April 20, 2001

                         LIGHTWAVE COMMUNICATIONS, INC.

                                 BALANCE SHEETS
                            March 31, 2000 and 2001

                                                             2000       2001
                                                          ---------- ----------
                         ASSETS
Current Assets
  Cash and cash equivalents.............................. $  168,630 $  141,743
  Accounts receivable, less allowance for doubtful
   accounts of $40,000 and $65,000, respectively.........  2,430,999  3,329,625
  Inventories............................................  2,511,230  5,450,690
  Prepaid expenses and other current assets..............      3,704      2,886
                                                          ---------- ----------
    Total current assets.................................  5,114,563  8,924,944
  Property, plant and equipment, net.....................    201,283    244,630
                                                          ---------- ----------
    Total assets......................................... $5,315,846 $9,169,574
                                                          ========== ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Revolving credit facility.............................. $1,050,000 $2,950,000
  Notes payable to officers..............................  1,844,250  1,505,625
  Accounts payable.......................................    739,845    640,188
  Accrued Liabilities....................................    530,935    411,367
                                                          ---------- ----------
    Total current liabilities............................  4,165,030  5,507,180
                                                          ---------- ----------
Commitments (Notes 6, 9 and 10)
Shareholders' equity
  Common stock, no par value, 15,000 shares authorized;
   1,450 shares issued and outstanding...................      1,000      1,000
  Retained earnings......................................  1,149,816  3,661,394
                                                          ---------- ----------
    Total shareholders' equity...........................  1,150,816  3,662,394
                                                          ---------- ----------
    Total liabilities and shareholders' equity........... $5,315,846 $9,169,574
                                                          ========== ==========



   The accompanying notes are an integral part of these financial statements.

                         LIGHTWAVE COMMUNICATIONS, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                      Years Ended March 31, 2000 and 2001

                                                         2000         2001
                                                      -----------  -----------
Net sales............................................ $14,010,474  $19,741,645
Costs of goods sold..................................   5,472,179    7,784,788
                                                      -----------  -----------
    Gross profit.....................................   8,538,295   11,956,857
  Selling, general and administrative expenses.......   7,503,036    8,988,088
                                                      -----------  -----------
    Operating income.................................   1,035,259    2,968,769
Other income (expense)...............................
  Interest expense which includes related party
   interest of $154,030 and $167,891 for the years
   ended March 31, 2000 and 2001, respectively.......    (231,082)    (387,306)
  Loss from abandonment of leasehold improvements....         --       (32,286)
  Interest income....................................      12,134       11,401
                                                      -----------  -----------
    Income before provision for state income taxes...     816,311    2,560,578
Provision for state income taxes.....................      75,392       49,000
                                                      -----------  -----------
    Net income.......................................     740,919    2,511,578
Retained earnings, beginning of year.................     408,897    1,149,816
                                                      -----------  -----------
Retained earnings, end of year....................... $ 1,149,816  $ 3,661,394
                                                      ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                         LIGHTWAVE COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                      Years Ended March 31, 2000 and 2001

                                                         2000         2001
                                                      -----------  -----------
Cash flows from operating activities
  Net income......................................... $   740,919  $ 2,511,578
                                                      -----------  -----------
  Adjustments to reconcile net income to net cash
   used in operating activities:
    Depreciation and amortization....................      53,780       76,645
    Loss from abandonment of leasehold improvements..         --        32,286
    Changes in assets and liabilities
      Increase in accounts receivable, net...........  (1,122,375)    (898,626)
      Increase in inventories........................  (1,269,085)  (2,939,460)
      Decrease in prepaid expenses and other current
       assets........................................       2,743          818
      Decrease in deferred taxes.....................      14,392          --
      Increase (decrease) in accounts payable and
       accrued liabilities...........................     697,158     (219,225)
                                                      -----------  -----------
        Total adjustments............................  (1,623,387)  (3,947,562)
                                                      -----------  -----------
        Net cash used in operating activities........    (882,468)  (1,435,984)
                                                      -----------  -----------
Cash flows from investing activities
  Capital expenditures...............................     (78,130)    (152,278)
                                                      -----------  -----------
    Net cash used in investing activities............     (78,130)    (152,278)
                                                      -----------  -----------
Cash flows from financing activities
  Net borrowing under revolving credit facility......     685,000    1,900,000
  Net (repayments) borrowings on notes payable to
   officers..........................................     194,125     (338,625)
                                                      -----------  -----------
    Net cash provided by financing activities........     879,125    1,561,375
                                                      -----------  -----------
Net decrease in cash and cash equivalents............     (81,473)     (26,887)
Cash and cash equivalents at beginning of year.......     250,103      168,630
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $   168,630  $   141,743
                                                      ===========  ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest......................................... $   231,082  $   369,710
    Income taxes.....................................         --         2,044

   The accompanying notes are an integral part of these financial statements.

                        LIGHTWAVE COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 2000 and 2001

1. Organization and Nature of Operations

   Lightwave Communications, Inc. (the "Company") was incorporated on March 7, 1994. The Company is principally engaged in the design, manufacture and sale of computer peripheral devices which significantly enhance the video display capabilities of existing computer workstations.

   The Company's revenues are concentrated in selling a broad line of networking equipment and embedded software to resellers and end users and are derived from various locations throughout the United States and various other countries.

2. Summary of Significant Accounting Policies

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents.

 Inventories

   Inventories are carried at the lower of cost (determined by the first-in, first-out method) or market value.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years. Leasehold improvements are amortized over the useful lives of the assets or the life of the lease. The costs of assets, retired or sold, are removed from the accounts and any gain or loss on disposition is included in income for the period.

 Income Taxes

   The Company records income tax expense for state income taxes. The Company accounts for state income taxes on the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes". Under the asset and liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance to reduce them to net realizable value.

   Beginning on January 1, 1997, the Company converted from a C Corporation to an S Corporation under the Internal Revenue Code. Accordingly, federal income taxes are the responsibility of the shareholders and are not recorded in the accompanying financial statements. Also, see Note 5 with respect to state income taxes.

                         LIGHTWAVE COMMUNICATIONS, INC.

                            March 31, 2000 and 2001

 Revenue Recognition

   Revenue is recognized upon shipment of the related products. Additionally, the Company provides its customers with a one year product warranty. Customers may purchase extended warranty coverage for periods of one or three years. The Company recognizes the revenue from extended warranty programs it offers over the one or three year period the warranty covers. Cash received in advance of the warranty period is treated as deferred revenue which is included in accounts payable and accrued liabilities in the accompanying balance sheet. Neither warranty revenue nor expense were material for the years ended March 31, 2000 and 2001.

 Research and Development

   Research and development costs consist mainly of engineering salaries and are charged to expense as incurred. The related expenses are included in selling, general and administrative expenses on the income statement.

 Concentration of Credit Risk

   The Company's banking activity is normally conducted with regional banks and, from time to time cash balances exceed federal insurance limits.

   Financial instruments which subject the Company to credit risk are principally accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

   For the year ended March 31, 2000, one customer accounted for 5% of sales. The Company did not have any customers which comprised more than 5% of sales for the year ended March 31, 2001.

 Reclassification

   Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

3. Inventories

   Inventories consisted of the following at March 31, 2000 and 2001:

                                                              2000       2001
                                                           ---------- ----------
   Raw materials.......................................... $1,090,128 $3,537,130
   Work-in-process........................................  1,120,960  1,017,232
   Finished goods.........................................    300,142    896,328
                                                           ---------- ----------
                                                           $2,511,230 $5,450,690
                                                           ========== ==========

4. Property, Plant and Equipment

   Property, plant and equipment consisted of the following at March 31, 2000 and 2001:

                                                             2000       2001
                                                           ---------  ---------
   Leasehold improvements................................. $  51,934  $   3,743
   Machinery and equipment................................   280,699    404,802
   Furniture and fixtures................................. $  39,307     44,844
   Computer software......................................       --      13,908
                                                           ---------  ---------
                                                             371,940    467,297
   Less: Accumulated depreciation and amortization........  (170,657)  (222,667)
                                                           ---------  ---------
                                                           $ 201,283  $ 244,630
                                                           =========  =========

                         LIGHTWAVE COMMUNICATIONS, INC.

                            March 31, 2000 and 2001


   In connection with the Company's relocation to a new facility during fiscal year 2001, leasehold improvements at the previous facility were abandoned, resulting in a loss of $32,286 included in other expense in the accompanying statement of income and retained earnings.

5. State Income Taxes

   The current provision for income taxes consists of state taxes of $75,392 and $49,000 for the years ended March 31, 2000 and 2001, respectively.

   The State of Connecticut is phasing out the corporate income tax for Subchapter S corporations. The last period that Subchapter S corporations will be subject to the Connecticut corporate tax on income will be the calendar year 2000. The Company will not realize a deferred tax benefit or expense from temporary differences or net operating loss carryforwards that are settled after the year 2000.

6. Related Party Transactions

   The Company leases certain office space, including furniture and equipment, from a partnership whose partners are also the officers and shareholders of the Company (See Note 10).

7. Revolving Credit Facility

   The Company maintains a Demand Loan Revolving Credit Line facility with a bank (the "Revolver") which permits borrowings up to $3,000,000 through November 27, 2000 at which time the maximum borrowings were increased to $4,000,000. At March 31, 2001, $2,950,000 was outstanding under this facility bearing interest at 8%. Advances under the facility are based on 80% of eligible accounts receivable and 50% of inventory. As of March 31, 2001, the available amount under this Revolver was $1,050,000. This Revolver is collateralized by substantially all of the assets of the Company and is subject to personal guarantees by the officers and shareholders. Under the Revolver, the Company is required to comply with various financial covenants all of which were met at March 31, 2001. No commitment fees are due on unused portions of the Revolver.

   The Company also has loans totaling $1,505,625 at March 31, 2001 with all five officers and shareholders of the Company. The loans bear interest at 10.75% and are payable on demand.

8. Profit-Sharing Plan

   The Company has a 401(k) profit-sharing plan for employees subject to certain age and service requirements. Eligible participants may contribute a percentage of their salary within limits established by the Internal Revenue Code. The profit-sharing portion of the plan is discretionary. Company contributions made to the plan for the years ended March 31, 2000 and 2001 totaled $250,574 and $275,059, respectively.

                        LIGHTWAVE COMMUNICATIONS, INC.

                            March 31, 2000 and 2001

9. Commitments

   The Company leases certain furniture and equipment from the related party owned 100% by the five officers and shareholders of the Company described in
Note 6. Minimum lease payments for the next 5 years under these noncancelable leases are as follows:

     2002.............................................................. $131,233
     2003..............................................................  114,807
     2004..............................................................   97,363
     2005..............................................................   96,354
     2006..............................................................   30,952

   The Company leases its office space and operating facility from the same related party for $50,000 per month under a cancelable lease. The Company also leased its previous facility from the same related party. Rent expense for these facilities for the years ended March 31, 2000 and 2001 was $224,526 and $563,256, respectively.

   The Company is a guarantor for a loan of approximately $2.6 million of this related party entity, the proceeds of which were used to construct the facility currently being leased.

10. Subsequent Event (Unaudited)

   Effective June 8, 2001, the Company was acquired by Lantronix, Inc. for a combination of cash and stock.

                                LANTRONIX, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information for Lantronix, Inc. (the "Company") consists of the Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2001 and the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended June 30, 2000 and the nine months ended March 31, 2001. This pro forma financial information gives effect to the Company's acquisition of United States Software Corporation ("USSC"), a leading software solutions provider of embedded technology applications on December 29, 2000, and the acquisition of Lightwave Communications, Inc. ("Lightwave"), an industry leader in console management solutions offering a complete line of KVM (keyboard, video, mouse) and serial switches and extension systems on June 8, 2001. Both acquisitions were accounted for as purchase business combinations.

                                LANTRONIX, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 March 31, 2001
                                 (In thousands)

                                                                            Pro
                                      Historical            Pro Forma      Forma
                                      Lantronix  Lightwave Adjustments    Combined
                                      ---------- --------- -----------    --------
               ASSETS
Current assets:
  Cash and cash equivalents.........   $22,117    $  142    $(12,000)(e)  $  5,803
                                                              (4,456)(f)
  Short-term investments............    21,496       --          --         21,496
  Accounts receivable, net..........    10,097     3,329         --         13,426
  Inventories.......................     7,276     5,451         --         12,727
  Deferred income taxes.............     1,484       --          --          1,484
  Prepaid expenses and other current
   assets...........................     3,426         3         --          3,429
                                       -------    ------    --------      --------
    Total current assets............    65,896     8,925     (16,456)       58,365
Property and equipment, net.........     4,024       245         --          4,269
Goodwill and intangible assets,
 net................................     7,989       --       42,338 (a)    50,327
Long-term investments...............     2,972       --          --          2,972
Other assets........................     2,247       --          --          2,247
                                       -------    ------    --------      --------
    Total assets....................   $83,128    $9,170    $ 25,882      $118,180
                                       =======    ======    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................   $ 2,523    $  640    $    --       $  3,163
  Accrued payroll and related
   expenses.........................     1,427       --          --          1,427
  Other current liabilities.........     4,556       412       1,500 (b)     6,468
  Notes payable and credit
   facility.........................       --      4,456      (4,456)(f)       --
                                       -------    ------    --------      --------
    Total current liabilities.......     8,506     5,508      (2,956)       11,058
Deferred income taxes...............     1,003       --          --          1,003
Capital lease obligations, net of
 current portion....................        80       --          --             80
                                       -------    ------    --------      --------
    Total liabilities...............     9,589     5,508      (2,956)       12,141
                                       -------    ------    --------      --------
Stockholders' equity:
  Common stock......................         4         1          (1)(c)         4
  Additional paid-in capital........    73,253       --       35,974 (d)   109,227
  Employee notes receivable.........      (804)      --          --           (804)
  Deferred stock-based
   compensation.....................    (7,154)      --       (3,474)(a)   (10,628)
  Retained earnings.................     8,257     3,661      (3,661)(c)     8,257
  Accumulated other comprehensive
   loss.............................       (17)      --          --            (17)
                                       -------    ------    --------      --------
    Total stockholders' equity......    73,539     3,662      28,838       106,039
                                       -------    ------    --------      --------
    Total liabilities and
     stockholders' equity...........   $83,128    $9,170    $ 25,882      $118,180
                                       =======    ======    ========      ========

                            See accompanying notes.

                                LANTRONIX, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        For the Year Ended June 30, 2000
                     (In thousands, except per share data)

                                     Historical
                             --------------------------  Pro Forma    Pro Forma
                             Lantronix Lightwave  USSC  Adjustments   Combined
                             --------- --------- ------ -----------   ---------
Net revenues...............   $44,975   $14,010  $3,106   $   --       $62,091
Cost of revenues...........    21,500     5,472     485       --        27,457
                              -------   -------  ------   -------      -------

Gross profit...............    23,475     8,538   2,621       --        34,634
                              -------   -------  ------   -------      -------

Operating expenses:
  Selling, general and
   administrative..........    17,557     7,503   2,033    (2,980)(j)   24,113

  Research and
   development.............     3,186       --      386       --         3,572
  Commissions to
   affiliate...............       --        --      133      (133)(i)      --
  Amortization of
   goodwill................       --        --      --      7,203 (g)    7,203
  Stock-based
   compensation............     1,119       --      --      1,293 (h)    2,412
                              -------   -------  ------   -------      -------
  Total operating
   expenses................    21,862     7,503   2,552    (5,383)      37,300
                              -------   -------  ------   -------      -------

Income (loss) from
 operations................     1,613     1,035      69    (5,383)      (2,666)
Minority interest..........       (49)      --      --        --           (49)
Interest and other income
 (expense), net............       140      (219)    109       --            30
                              -------   -------  ------   -------      -------
Income (loss) before income
 taxes.....................     1,704       816     178    (5,383)      (2,685)
Provision for income
 taxes.....................       649        75     --      1,046 (k)    1,770
                              -------   -------  ------   -------      -------
Net income (loss)..........   $ 1,055   $   741  $  178   $(6,429)     $(4,455)
                              =======   =======  ======   =======      =======

Basic earnings (loss) per
 share.....................   $  0.04                                  $ (0.13)
                              =======                                  =======

Diluted earnings (loss) per
 share.....................   $  0.03                                  $ (0.13)
                              =======                                  =======
Weighted average shares
 (basic)...................    29,274                                   33,356
                              =======                                  =======

Weighted average shares
 (diluted).................    34,178                                   33,356
                              =======                                  =======




                            See accompanying notes.

                                LANTRONIX, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                    For the Nine Months Ended March 31, 2001
                                 (In thousands)

                                   Historical
                           --------------------------   Pro Forma    Pro Forma
                           Lantronix Lightwave  USSC   Adjustments   Combined
                           --------- --------- ------  -----------   ---------
Net revenues..............  $38,628   $14,882  $1,811    $   --       $55,321
Cost of revenues..........   17,421     5,804     290        --        23,515
                            -------   -------  ------    -------      -------

Gross profit..............   21,207     9,078   1,521        --        31,806
                            -------   -------  ------    -------      -------

Operating expenses:
  Selling, general and
   administrative.........   17,302     7,535   1,108     (2,086)(j)   23,859
  Research and
   development............    3,243       --      244        --         3,487
  Commission to
   affiliate..............      --        --      100       (100)(i)      --
  Amortization of
   goodwill...............      289       --      577      5,402 (g)    6,268
  Stock-based
   compensation...........    2,185       --      --         969 (h)    3,154
                            -------   -------  ------    -------      -------
  Total operating
   expenses...............   23,019     7,535   2,029      4,185       36,768
                            -------   -------  ------    -------      -------

Income (loss) from
 operations...............   (1,812)    1,543    (508)    (4,185)      (4,962)
Interest and other income
 (expense), net...........    1,640      (350)    --         --         1,290
                            -------   -------  ------    -------      -------

Income (loss) before
 income taxes.............     (172)    1,193    (508)    (4,185)      (3,672)
Provision for income
 taxes....................      --         48      11        580 (k)      639
                            -------   -------  ------    -------      -------

Net income (loss).........  $  (172)  $ 1,145  $ (519)   $(4,765)     $(4,311)
                            =======   =======  ======    =======      =======

Basic loss per share......  $ (0.00)                                  $ (0.11)
                            =======                                   =======

Diluted loss per share....  $ (0.00)                                  $ (0.11)
                            =======                                   =======

Weighted average shares
 (basic)..................   36,015                                    39,879
                            =======                                   =======

Weighted average shares
 (diluted)................   36,015                                    39,879
                            =======                                   =======



                            See accompanying notes.

                                LANTRONIX, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

   The accompanying Unaudited Pro Forma Condensed Combined Statements of Operations (the "Pro Forma Statements of Operations") for the year ended June 30, 2000 and for the nine months ended March 31, 2001 give effect to certain acquisitions, accounted for as purchase business combinations, as if they had occurred on July 1, 1999. The Pro Forma Statements of Operations are based on historical results of operations of the Company and USSC for the year ended June 30, 2000 and the nine months ended March 31, 2001, and historical results of operations of Lightwave for the year ended March 31, 2000 and the nine months ended March 31, 2001.

   The Unaudited Pro Forma Condensed Combined Balance Sheet (the "Pro Forma Balance Sheet") gives effect to the acquisition of Lightwave as if the acquisition had occurred on March 31, 2001. The Pro Forma Statements of Operations and the Pro Forma Balance Sheet and accompanying notes (the "Pro Forma Financial Information") should be read in conjunction with, and are qualified by reference to, the historical financial statements of the Company, USSC and Lightwave and the related notes thereto.

   The Pro Forma Financial Information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the Company after the acquisitions of USSC and Lightwave, or of the financial position or results of operations of the Company that would have actually occurred had the acquisition of USSC and Lightwave been effected on July 1, 1999.

2. Pro Forma Assumptions

   The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of USSC at December 29, 2000 and Lightwave at March 31, 2001, and is included for illustrative pro forma purposes only. The Company is in the process of obtaining independent appraisals of the fair value of acquired in-process research and development and identifiable intangible assets as of the acquisition dates. Accordingly, these allocations are preliminary and are subject to change upon the completion of the independent third party valuations. Assuming the acquisitions of USSC at December 29, 2000 and Lightwave at March 31, 2001, the preliminary allocations would have been as follows (in thousands):

                                                              USSC  Lightwave
                                                             ------ ---------
   Assumed value of shares of the Company's common stock
    issued and employee stock options exchanged............. $5,438  $35,974
   Cash consideration.......................................  2,500   12,000
   Estimated transaction costs..............................    708    1,500
                                                             ------  -------
   Estimated total acquisition costs........................  8,646   49,474
   Less: estimated fair value of net assets acquired........     24    3,662
                                                             ------  -------
   Unallocated excess of acquisition costs over estimated
    fair value of net assets acquired....................... $8,622  $45,812
                                                             ------  -------
   Preliminary allocation to:
     Goodwill............................................... $8,084  $42,338
     Deferred stock-based compensation......................    538    3,474
                                                             ------  -------
                                                             $8,622  $45,812
                                                             ======  =======

   The purchase price of USSC consists of $2.5 million in cash and 787,179 shares of common stock and assumed employee stock options which includes a) 653,846 shares of common stock and 33,333 vested

                                LANTRONIX, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                   COMBINED FINANCIAL STATEMENTS--(Continued)

employee stock options valued at $4.9 million based upon the Company's stock price during a period of three days before and after the companies reached agreement and the proposed transaction was announced and b) 100,000 shares of unvested employee stock options valued at $538,000 in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB No. 25" ("FIN 44"). In connection with the acquisition of USSC, if certain revenue targets for the period from December 1, 2000 to June 30, 2004 are satisfied, the Company will issue up to a maximum of 1,625,000 additional shares of common stock to the shareholders of USSC. This additional consideration will be accounted for in accordance with APB 16, FIN 44 and EITF 95-8: Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination. Any additional consideration will be allocated to goodwill and deferred compensation and amortized over the remaining respective lives.

   The purchase price of Lightwave consists of $12 million in cash and 4,299,084 shares of common stock and assumed employee stock options which includes a) 3,428,571 shares of common stock and 217,628 vested employee stock options valued at $32.5 million based upon the Company's stock price at the time the companies reached agreement and the proposed transaction was announced and b) 652,885 unvested employee stock options valued at $3.5 million in accordance with FIN 44.

3. Pro Forma Adjustments

   The pro forma financial information reflects the following adjustments:

     a) To record the preliminary allocation of the purchase price of Lightwave to goodwill and deferred stock-based compensation.

     b) To accrue estimated Lightwave transaction costs.

     c) To eliminate the Lightwave common stock and retained earnings accounts.

     d) To record the acquisition of Lightwave's equity securities by the issuance of the Company's common stock and assumption of employee stock options.

     e) To record Lightwave cash consideration.

     f) To record cash consideration to pay the outstanding note payable and credit facility in connection with the terms of the Lightwave merger agreement.

     g) To record amortization expense for USSC and Lightwave goodwill over an expected estimated period of benefit of seven years.

     h) To record stock-based compensation expense over a four and three year period for USSC and Lightwave, respectively.

     i) To eliminate expenses paid to entity affiliated with former stockholders of USSC.

     j) To reflect the difference between compensation paid to Lightwave executives under Lightwave's S-Corp status and revised compensation amounts resulting from employment agreements entered into between such executives and the Company in connection with the terms of the merger agreement.

     k) Tax effect on pro forma adjustments.

4. Earnings (Loss) per Share

   Basic and diluted earnings (loss) per share for each period is calculated by dividing pro forma net income (loss) by the shares used to calculate earnings
(loss) per share in the historical period plus the effect of the shares and options which were exchanged or assumed in connection with the acquisitions of USSC and Lightwave. Potential common shares are excluded from the calculation of diluted earnings (loss) per share in a loss period, as the effect would be antidilutive.

[LOGO OF GLOBE]

                                8,000,000 Shares

                           [LOGO OF LANTRONIX, INC.]

                                  Common Stock

                                 -------------

                                   PROSPECTUS
                                 July 16, 2001

                                 -------------

                                Lehman Brothers

                                  UBS Warburg

                            Needham & Company, Inc.

                             Gerard Klauer Mattison

                            Fidelity Capital Markets